OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

LifeBridge 10000, LLC

862 E Wildmere Ave
Longwood, FL 32750

http://www.lifebridge10000.com/

"Because They
Have More Life To Live"
LifeBridge 10000, LLC

10000 units of Non Voting Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 107,000 Non Voting Membership Interests ($107,000)

Minimum 10,000 Non Voting Membership Interests ($10,000)

Company	LifeBridge 10000, LLC
Corporate Address	862 E Wildmere Ave, Longwood, FL 32750
Description of Business	LifeBridge 10000 is an oncology company specializing in bringing promising and proven therapies to late stage patients. Thereby providing the chance for high quality extended life.
Type of Security Offered	Non Voting Membership Interests
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

LifeBridge 10000, LLC (the "Compnay") is offering up to 107,000 Non Voting Membership Interests on a best efforts basis. The offering may continue until 90 days from SEC filing (which may be extended at our option) or the date when all the shares have been sold. The units will be priced at One Dollar ($1.00) per Membership Interest. The minimum investor purchase shall be 100 Membership Interests.

Our minimum target offering amount is Ten Thousand ($10,000) and the maximum is One Hundred Seven Thousand Dollars ($107,000). If we reach the target offering amount of $107,000 we may amend the target amount, and after providing additional documentation, continue with a larger target. We may do this multiple times up to $1,070,000 in the calendar year 2017.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing we encourage you to refer to www.investor.gov.

There is currently no trading market for our shares and we cannot guarantee that such a trading market for our common stock will ever exist. Please see "Transferability of Securities.

Perks (*Please note all perks occur after the offering ends and where applicable, when treatment is available*)

$100+ A thank you letter from our CEO and the option to submit a poem for our "*I Have More Life to Live*" book of poems. Poems must be written in good taste. Poems can be submitted by a friend in your name. Poems from cancer survivors or loved ones of survivors or past warriors of cancer, will be given the best placement in the collection. Poems must be original and can be copyrighted by authors, but must include permission to LifeBridge 10000 to print and distribute the poem free of charge for promotion of cancer therapy development. To be published poems must be 500 words or less. Please submit in word using Times New Roman font at 12pts.

$500+ Thank you posting, with "in honor of" photograph on a special permanent section on our web page. Honor a friend or loved one who died or is fighting cancer by placing their picture in this section of our web page and the option to submit a poem for our "*I Have More Life to Live*" book of poems. Poems must be written in good taste. Poems can be submitted by a friend in your name. Poems from cancer survivors or loved one of survivors or past warriors of cancer will be given the best placement in the collection .

$1,000+ Each increment of $1,000 dollar purchase of stock will include a book of poems compiled from our investors entitled " I have more life to live" (4 color cover)

$5,000+ Made Possible By " *Your Name*". Our business model includes giving a percentage of profits toward treatment to those who cannot afford the therapy. When you purchase stock at this level, we will place your name on a plague on a wave generator that delivers TTF to fight cancer. It will read "This therapy is made possible by " *Your names*" " Up to 4 plaques per generator.

$25,000+ At this level 2 wave generators will be engraved with only your name stating "This therapy is made possible by " *Your names*"

$50,000+ When you purchase stock at this level we will name a meeting room at our future headquarters after you and dedicate it to you or a survivor. Only 2 available. In addition your Shares will be issued as voting shares.

$100,000+ At this level 10 wave generators will be engraved with only your name stating "This therapy is made possible by "Your names" You will also receive a special copy of our book of poems signed by our entire team.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

The Company is an early-stage Florida Limited Liability Company organized on January 5, 2015. The Company's principal business address is located at 862 E. Wildmere Avenue, Longwood, Florida 32750. The Company's telephone number is (407) 339-2612. The Company was co-founded by Peter F. Travers, who serves as our Sole Manager, President, and CEO; Ken Watkins, who serves as our Senior Engineer; and Timothy VanderMey, who serves as another Senior Engineer. The Company is organized to operate as a manufacturer, distributer and servicer of advanced medical devices designed to treat late stage cancer patients, utilizing proprietary patented and patent-pending technology, offering an alternative to traditional chemotherapy treatments, as well as treatments that can be done with Chemo therapy.

Sales, Supply Chain, & Customer Base

The first 18 months from funding will be used to complete the LB10000 prototype, obtain an investigational device exemption (IDE) from the FDA, establish the first foreign market outlet, and implement Phase 1 and 2 pivotal clinical trials. The following statements are dependent on the company receiving uninterrupted funding.

In 2019, the company will then establish working relationships with three Oncology Group practices that have a total of ten Oncologists in countries with less stringent medical device registration laws than the U.S. Each Oncologist will be asked to receive training and administer the LB10000 therapy to 1 patient per quarter, for a total of 40 active patients in 2019.

Patients do not purchase the LB10000, but rather rent it for specified time periods. It is estimated that 60% of first-year patients will continue using the device the 2nd year.

In 2020, three additional Oncology Group practices will be added, adding a total of 10 additional Oncologists. This will increase the total number prescribing the LB10000 to 20 Oncologists. Each Oncologist will be asked to treat 1 patient per quarter, bringing 80 new patients for a total of 124 active, in 2020.

Also in 2020, the company will shift from recruiting new Oncologists to converting the original 6 group practices into Centers of Excellence, with product training centers and tech support offices. Oncologists in each center will receive in-service curriculum and hands-on training methods. Each center will certify additional Oncologists in the use of TTF. Agreement to participate in the training program is mandatory for the original 20 Oncologists to be considered a Center of Excellence.

It is anticipated that the original 20 Oncologists will prescribe the LB10000 to 2 patients per quarter each, bringing 160 new patients for a total of 220 active in 2021. By 2021, the company will be positioned for exponential growth. Independent of LifeBridge, the leader in the field of TTF, is on schedule to complete three additional Phase 2 clinical trials and a major Phase 3 trial of 500 patients diagnosed with Non-Small Cell Lung Cancer.

By 2021, Phase 1 and 2 clinical trials of LB10000 will be completed, with approximately 300 patient experiences providing LifeBridge with established credibility.

In 2022, the global marketing from the 6 Centers of Excellence should produce 4 new group practices. Each new practice will average 3 doctors (total of 12 new physicians), bringing the total to 32 doctors prescribing the device to an average of 4 patients per quarter. The total anticipated new patients per year is 512 for a total of 661 active.

In 2023, two larger group practices are projected, averaging 5 doctors each, for a new total of 42 doctors prescribing four patients per quarter. This will produce 672 new patients for a total of 980 active patients.

The above projected market roll-out will produce the following gross revenues:

2019 -- $2,636,923

2020 -- $7,626,923

2021 -- $13,823,077

2022 -- $35,442,788

2023 -- $63,383,654

Other facts supporting the high-growth projections for 2021-2022:

2020 revenue, under this plan, does not require establishing new outlets or treatment centers, but simply mobilizing the increasing demand for the device available through existing relationships. No new training or acclimation of staff is needed.

Measuring the developing demand for an effective cancer therapy can be difficult. However, it is well established that Oncologists care for patient loads of 1,000 to as high as 3,000, depending on support staff. Estimates of new cancer patients seen by each Oncologist, range from 250 to 350 annually. The American Cancer Society reports deaths from new cancer cases is approximately 35%, (1,665,540 new cancer cases diagnosed and 585,720 cancer deaths). Given these statistics, it is reasonable to estimate 8 to 16 patients being treated with TTF per year per oncologist.

The cancer community is now connected with a very efficient global communication network, through formal news outlets as well as social media. Keeping an effective cancer therapy from being known the world over would be a difficult task indeed. At the same time, there is a robust industry of medical tourism growing each year, led by the International Medical Tourism Association http://www.medicaltourismassociation.com/en/index.html . For this reason, management believes a significant portion of annual TTF patients will be generated from outside a physician's current patient load.

TTF will represent a significant source of new revenue for the Oncologist at a time when the American Society of Clinical Oncology forecasts significant financial pressure for the typical oncology practice. Medscape reports the many financial pressures on the typical practice in an article entitled "ASCO Makes Dire Predictions for the Future of US Cancer Care."

The nature of TTF treatment allows for broad use across many types and stages of cancer. If you ask an Oncologist the question: "If radiation had no side effects and did not interfere with chemotherapy, how many of your patients would you prescribe the treatment?" it is believed the answer would be more than 4 to 8, per quarter. TTF does not interfere with chemotherapy and does not have significant side effects (to date, only minor skin irritation).

At present, Novocure—with the help of Pfizer, Johnson and Johnson, and Medtronic—is spending hundreds of millions of dollars to make TTF the accepted 4th modality for cancer treatment alongside chemotherapy, radiation and surgery. The rolling out of the LB10000 device is happening in parallel with this global effort to build the credibility of TTF.

Centers of Excellence

The final Phase of the plan is to recruit 8 new Oncology group practices from around the world, to become a Center of Excellence. This will bring the total number of centers of excellence to 20.

Oncologists are at the center of TTF marketing plan and are key to the business model. As a progressive group of professionals seeking new and reliable therapies to extend the life of cancer patients.

Oncologists are, first and foremost, scientists. Any new treatment, cutting edge or experimental, must go through the process of building credibility, to follow accepted scientific practices in exploring new treatments.

The Oncologist office acts as the infrastructure for TTF treatment. Recruiting, initial screening of patients, and orientation for treatment regimens are all accomplished through the physician's staff, who need to be fully trained. Since this is the foundation in which TTF is delivered, the business model needs to be built from the ground up to operate in the world of the Oncologist's practice.

The next step in the Company's marketing plan calls for the expansion of the role of the Centers of Excellence to become both training hubs and regional technical support stations. This should be a natural progression, as systems for staff, patients and technical support will have been refined through treating the initial patients at each location. The experience of medical staff in setting up in-service training will be utilized to make each center a place of quality training and certification. Training at each center will also include instruction on how to manage the entire patient experience. This is important because of the large number of patients coming through medical tourism.

Once each training center is established, global marketing to Oncologists around the world will begin. Management anticipates that each of the 20 Centers of Excellence will be able to certify 25 Oncologists per year to begin using the LB10000 to treat their patients. This should produce 1000 active Oncologists over a 2-year period. Each Oncologist will receive technical support from the center of excellence granting their certification, ensuring that each physician receives support from familiar professionals, thereby increasing the quality of communication.

These Oncologists will not have the benefit of the global marketing campaign enjoyed by the Centers of Excellence. Nevertheless, it is expected that they will be able to treat the equivalent of two new long-term patients per month, generating annual revenues approaching $2 billion dollars. The following is a detailed graphic representation of the above steps required to build our business model.

The possibility of increased demand for LB10000 creates a dilemma. Since the device will be paid for out of pocket, only the wealthiest will gain access to treatment. For every patient paying for the device there will be an estimated 7 more wanting to use it that will not be able to pay in full. LifeBridge will establish a non-profit organization to help fund the treatment of those with low income and will donate 10% of profits to assist those in need.

Supply Chain

The company's plan is to acquire the services of world-class companies in the field of launching and manufacturing medical devices in foreign countries. For medical device manufacturing of the field generator, we have had initial conversations with Cogmedix (www.coghlincompanies.com/cogmedix.php).This firm has a solid reputation and is well known by the FDA.

In addition, the company has had extended correspondence with Nikao, a manufacturer with FDA experience in Weston, Florida (www.nikaousa.com). Nikao has experience in manufacturing many medical devices for some of the largest companies in the industry.

The company has also met face to face and corresponded witha ceramic engineer from CeramTec (www.ceramtec.com/about-us/).CeramTec is one of the leading companies in the world producing piezo ceramic,one of the substances best suited for producing the isolects (array discs) that come into contact with TTF patients. They offer considerable engineering assistance and are considering assembling our TTF arrays.

The design and execution of a global medical device registration strategy is the next step. Registration is usually synonymous with the ability to operate in the country of registration, although there are exceptions where registration is a separate function from being able to operate freely.

Written proposals have been secured from two global leadersin the field of medical device registration. These proposals include the obtaining of an Investigational Device Exemption (IDE) from the FDA; a CE Mark (safe manufacturing mark) from the European Union; and in one case, being the in-country sponsor in multiple countries after the CE mark is obtained. These two companies are Emergo Group (www.emergogroup.com)and ICON plc (www.iconplc.com). Both are globally respected firms. Although the Company has not concluded an agreement with either ICON plc or Emergo, and cannot state with certainty that we will do so, company management, nonetheless, has reason to believe that such an agreement is possible.

Before any final decisions on key suppliers are made, final due diligence will be completed to determine financial stability. Not all the above companies are large and some have been under new management for a relatively short period of time.

The Company is actively seeking a firm to act as an interim Chief Financial Officer. This firm will handle or supervise all accounting and bookkeeping for the company.

Competition

Novocure at present, is not seen by management as a competitor of LifeBridge. The target market for Lifebridge is late stage patients with disease in multiple locations, such as the lung and liver simultaneously. Novocure, LLC is not presently treating such patients. Its considerable pipeline of clinical trials shows no movement toward Lakebridge's target market. In addition, NovoCures device is less suited to treat multiple location disease than Lifebridge's device. However, NovoCure could change their roll out strategy and begin pushing their device to try and treat LifeBridge's target market at any time.

NovoCure was founded in 2000, a global company that developed the Tumor Treating Fields (TTF) technology and is committed to making TTF an accepted 4th modality for the treatment of cancer. At present NovoCure is the only other known distributer of TTF.

Novocure has received investments of $250,000,000 from Johnson and Johnson, Pfizer, Medtronic, and multiple VC firms. Allowing the completion of 21 peer-reviewed articles, multiple clinical trials and pilot studies over a 17-year period. An IPO offering that raised over $150,000,000 was just completed. This funding has resulted in the establishment of 850 global treatment centers, 400+ employees, FDA approval and third-party reimbursement of TTF therapy for Glioblastoma, alone.

Novocure has two full Phase 2 clinical trials on pancreatic and ovarian cancer, and trials for Mesothelioma with brain metastases from Non-Small Cell Lung Cancer (NSCLC) under way. A breakthrough phase 3 study of 500 NSCLC patients is also in the works.

Novocure reported net revenue growth of $15,490,000 in 2014, increased to $33,870,000 in

2015. At the time of this writing Novocure's 2016 sales are on track to do between $60,000,000 and $70,000,000. Novocure reports that cash payments for a month of TTF treatment run approximately $14,000, net of indirect taxes.

Novocure is seeking to gain FDA approval for TTF therapy for some 15 different cancer types, including:

Non-Small Cell Lung Cancer	Mesothelioma
Liver Cancer	Cervical Cancer
Stomach Cancer	Colorectal Carcinoma
Colorectal Cancer	Melanoma
Breast Cancer	Prostate Cancer
Ovarian Cancer	Renal Adenocarcinoma
Pancreatic Cancer	Urinary Transitional Cell Carcinoma

Management believes that Novocure's perception of the LB10000 will expand from an immediate improvement in efficiency, to vital lifesaving need, with advancement to treating more complicated patients. Legal counsel for LifeBridge 10000 will attempt to negotiate with Novocure to allow the freedom to operate in the U.S. . If these negotiations prove successful, it will mean significant alteration to this business plan to take advantage of the opportunity.

Novocure has paved the way to establish TTF as the 4th modality in cancer treatment, with better management of uncontrolled tumor growth and improved quality of life. LifeBridge 10000 is expanding and improving the TTF therapy, as the *Bridge of Life* for the treatment of advanced stage cancer.

It is expected that new competitors will arise globally in the future. In those countries where Novocure does not have patent protection, competition from providers of fixed field TTF treating less advanced patients could be received.

Lifebridges primary target market are patients that are "Reoccurring and Non Responsive". This means they are beyond surgery, radiation (except for pain reduction) and chemo's are no longer working. However, new treatments are being developed constantly which could have a competitive effect on the need for TTF, including immune therapy drugs and other treatments.

Liabilities and Litigation

LifeBridge 10000, LLC is not involved in any litigation. The company has no dept, but does actively have expenses related to patent applications and patent annuities (see use of proceeds).

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Memorandum and the exhibits attached hereto include "forward-looking statements" within the meaning of the Securities Act of 1933. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Among those risks, trends and uncertainties are the Company's ability to raise sufficient working capital to carry out the business plans, the long-term efficacy of the business plans, the ability to protect its intellectual property, and general economic conditions. Although we believe that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. We cannot assure you that the assumptions upon which these statements are based will prove to have been correct.

When used in this Memorandum, the words "expect," "anticipate," "intend," "plan," "believe," "seek," "estimate" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by these forward-looking statements for a number of important reasons, including those discussed under "Risk Factors" and elsewhere in this Memorandum. You should read these statements carefully because they discuss the Company's expectations about its future performance, contain projections of its future operating results or its future financial condition, or state other "forward-looking" information. Before you invest in the Units, you should be aware that the occurrence of any of the contingent factors described under "Risk Factors" could substantially harm the business, results of operations and financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment. We cannot guarantee any future results, levels of activity, performance or achievements. Except as required by law, we undertake no obligation to update any of the forward-looking statements in this Memorandum after the date of this Memorandum.

The team

Officers and directors

Peter F Travers	CEO / Managing Member

Peter F Travers

Founder & CEO 40 years of experience in entrepreneurship, with strong background in marketing and customer loyalty research. Mr. Travers earned his Bachelor's degree in Communication from the University of Central Florida. He has started several firms from scratch, including a medical patient education company that sold training materials he produced to over 3,000 of the nation's hospitals over a 12-year period. Mr. Travers established a marketing program that achieved over 1,000,000 viewers per year on the closed-circuit television systems of over 1,000 hospitals nationwide. Mr Travers has served has the managing Member of Loyalty Based Innovations, LLC the Intellectual Property firm holding and licensing patents, since Jan of 2015 Mr Travers has served as the managing member of Comprehensive Innovations, LLC, his personal holding company and majority owner of Lifebridge 10000, LLC since 2015 Mr Travers serves as the managing member of LifeBridge 10000, LLC Since Jan 2015. The company of this offering providing cancer therapies. Mr Travers has served has the CEO of Comprehensive Loyalty, INC since August of 2002. The firm specializes in customer loyalty and predictive models for retail site selection

Number of Employees: 4

Related party transactions

The company has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **An investment in the Company's securities involves substantial risk.** Prospective investors should consider carefully the factors referred to below as well as others associated with their investment. In addition, this Memorandum contains forward-looking statements regarding future events and the future financial performance of the Company that involve significant risks and uncertainties. Investors are cautioned that such statements are predictions and beliefs of the Company, and the Company's actual results may differ materially from those discussed herein. The discussion below includes some of the material risk factors that could cause future results to differ from those described or implied in the forwardlooking statements and other information appearing elsewhere in this Memorandum. If any of the following risks, or any additional risks and uncertainties not listed below and not presently known to us, actually occur, our business could be harmed or fail. In such case, you may lose all or part of your investment.
- **General Risks Associated with an Early Stage Company** We have a limited operating history upon which you may evaluate us. The Company was formed on January 5, 2015 as a Florida Limited Liability Company. We have a limited operating history upon which you may evaluate our business and prospects. We are in the early stages of our business, and our activities to date have involved research and development, establishment of manufacturing relationships , business planning, and efforts to raise startup capital. Our business and prospects must be considered in light of the risk, expense and difficulties frequently encountered by companies in early stages of development, particularly companies in highly competitive and evolving markets. If we are unable to effectively allocate our resources, manufacture our products, generate sales, or obtain and grow our customer base, our business operating results and financial condition would be adversely affected and we may be unable to execute

our business plan, and our business could fail.

- **Our success is dependent on our key personnel.** We believe that our success will depend on continued employment by us of senior management and key technical personnel, especially including Peter F. Travers, the Company's President and CEO; Ken Watkins, Chief Technologist; and Timothy VanderMey, Senior Engineer (see "MANAGEMENT" section below). If one or more members of our senior management were unable or unwilling to continue in their present positions, our business and operations could be disrupted or fail.
- **The Company's results are dependent on successful product initiatives** and acceptance by consumers of the Company's products, including new or improved product and packaging introductions. The Company's results are dependent on successful product initiatives and acceptance by consumers of the Company's products. The Company's new or improved product and packaging introductions, along with its other product initiatives, are designed to capitalize on customer or consumer medical needs and personal comfort. In order to remain successful, the Company must anticipate and react to these needs and develop new or improved products or packaging to address them. While the Company devotes significant resources to meeting this goal, the Company may not be successful in developing new or improved products or packaging, or its new or improved products or packaging may not be accepted by customers or consumers.
- **Projections are speculative and are based upon a number of assumptions.** Any projected financial results prepared by or on behalf of the Company have not been independently reviewed, analyzed, or otherwise passed upon. Such "forward-looking" statements are based on various assumptions, which assumptions may prove to be incorrect. Such assumptions include, but are not limited to (i) the future status of local and regional economies, (ii) anticipated demand for our products, (iii) anticipated costs associated with the manufacture of our products, and (iv) anticipated procurement and retention of a customer base. Accordingly, there can be no assurance that such projections, assumptions, and statements will accurately predict future events or actual performance. Any projections of cash flow should be considered speculative and are qualified in their entirety by the assumptions, information and risks disclosed in this Memorandum. Investors are advised to consult with their own independent tax and business advisors concerning the validity and reasonableness of the factual, accounting and tax assumptions. No representations or warranties whatsoever are made by the Company, its affiliates or any other person or entity as to the future profitability of the Company or the results of making an investment in the Units.
- **We may not effectively manage growth.** The anticipated growth of the Company's business will result in a corresponding growth in the demands on the Company's management and its operating infrastructure and internal controls. While we are planning for managed growth, any future growth may strain management resources and operational, financial, human and management information systems, which may not be adequate to support the Company's operations and will require the Company to develop further management systems and procedures. There can be no guarantee that the Company will be

able to develop such systems or procedures effectively on a timely basis. The failure to do so could have a material adverse effect upon the Company's business, operating results and financial condition.

- **Our efficiency may be limited while our current employees and future employees are being integrated into our operations** In addition, we may be unable to find and hire additional qualified management and professional personnel to help lead us. There is intense competition for qualified personnel in the area of the Company's activities, and there can be no assurance that the Company will be able to attract and retain qualified personnel necessary for the development of our business. In addition, there is a risk of a conflict of interest between the interests of our management and key technical personnel, and the interests of the Company, as well as their interests in other potential unrelated activities. If such conflicts arise, this could have a material adverse impact on the Company's business.
- **We expect continued losses in the foreseeable future.** Excluding the effect of any future non-operating gains, we expect to continue to incur losses for the foreseeable future and, if we ever have profits, we may not be able to sustain them. Our expenses will increase as we build an infrastructure to implement our business plan. For example, we may hire additional employees, expand our product offerings, and lease more space for our corporate offices. In addition, we plan to significantly increase our operating expenses to: • Expand our manufacturing relationship's to produce our products; • Develop and broaden our product line; • Create and increase our sales channels; • Explore opportunities and alliances with other companies; and • Facilitate business arrangements. Expenses may also increase due to the potential effect of goodwill amortization and other charges resulting from completed and future acquisitions. If any one of these and other expenses is not accompanied by increased revenue, our losses will be greater than we anticipate.
- **Brand Recondition and Unanticipated Obstacles** Many of our competitors have greater brand recognition and greater financial, marketing and other resources. Many, if not all, of our competitors have greater brand recognition, and greater financial, marketing, and other resources than the Company. This may place us at a disadvantage in responding to our competitors' pricing strategies, technological advances, advertising campaigns, strategic alliances and other initiatives. In any event, the Company expects to compete with a number of companies, many of which have considerably greater financial, personnel, marketing, technical and operating resources. Consequently, such competitors may be in a better position than the Company to take advantage of customer acquisition and business opportunities, and devote greater resources to marketing and sale of their product offerings. There cannot be any certainty that the Company will be able to compete successfully. There may be unanticipated obstacles to the execution of the Company's business plan. The Company's business plans may change significantly. Our business plan is capital intensive and is subject to statutory or regulatory requirements. We believe that our chosen activities and strategies are achievable in light of current economic and legal conditions with the skills, background, and knowledge of our principals and

advisors. Our management reserves the right to make significant modifications to its stated strategies depending on future events.

- **Management has broad discretion as to the use of proceeds.** The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering. Investors for the Units offered hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend. Management has voting control of the Company. Management of the Company presently holds a majority of the issued and outstanding Shares in the Company and expects to continue to hold such majority after the Offering. Investors with voting rights will own a minority percentage of the Company and will have minority voting rights with respect to the election of the directors of the Company. Due to their stock ownership and positions with the Company, the current Manager (indirectly) and key personnel will be in a position to continue to control the affairs and management of the Company. Such concentration of ownership and control may have the effect of delaying, deferring, or preventing a change in control of the Company, and investors will have limited ability to elect or remove directors.
- **Sale of products** We have not yet found commercial partners for our saleable products and may never have saleable products. We have only recently acquired technologies and developed products ready for commercialization. We have not yet found any commercial partners for our products and many of our products require additional research and development. We will also need to develop a market for our products if our commercial partners do not have an established marketing channel. There can be no assurance that we will successfully find commercial partners, market our products or complete our research and development of new products. If healthcare professionals do not adopt our products in sufficient numbers or as rapidly as we anticipate, our operating results will be harmed. The success of any of our products which we may develop will depend heavily on acceptance by healthcare professionals who will recommend and prescribe treatment using our products, and our failure to maintain a high level of confidence by key healthcare professionals in our products could adversely affect our business. Consumers may not use our products, and thus we may never become profitable. Our products represent a significant change from traditional cancer treatment, and patients may be reluctant to accept them, or may not find them preferable to conventional treatment. In addition, patients may not comply with recommended treatment guidelines which could compromise the effectiveness of their treatment. Our success will depend upon the rapid acceptance of our products by a large number of treating physicians and their patients to whom we intend to actively market. Market acceptance will depend in part upon the recommendations of those

treating physicians, as well as other factors including effectiveness, safety, reliability, improved treatment and greater comfort compared to alternative treatments. Furthermore, treating physicians may not respond to our direct marketing campaigns or we may be unsuccessful in reaching our target audience. If treating phsyicians and treating facilities prove unwilling to adopt our products as rapidly or in the numbers that we anticipate, our operating results will be harmed.

- **Software defects** may be discovered in our products which would damage our ability to sell our products, our results of operations, financial condition and cash flows. Our systems will incorporate sophisticated computer software. Complex software frequently contains errors, especially when first introduced. Because our products are designed to be used to perform complex interventional procedures, we expect that physicians and hospitals will have an increased sensitivity to the potential for software and other defects. We cannot assure that our software will not experience errors or performance problems in the future. If we experience software errors or performance problems, we would likely also experience: • loss of revenue; • increase in reportable adverse events to applicable authorities; • delay in market acceptance of our products; • damage to our reputation; • additional regulatory filings; • product recalls; • increased service or warranty costs; and/or • product liability claims relating to the software defects.
- **Clinical trials** We may fail to receive positive clinical results for our products in development that require clinical trials, and even if we receive positive clinical results, we may still fail to receive the necessary clearance or approvals to market our products. In the development of new products or new indications for, or modifications to, existing products, we may conduct or sponsor clinical trials. Clinical trials are expensive and require significant investment of time and resources. Clinical trials are subject to regulations for clinical studies and failure to comply with such regulations including, but not limited to, failure to obtain adequate consent of subjects, failure to adequately disclose financial conflicts, or failure to report data or adverse events accurately, could result in fines, penalties, and/or suspension of trials. Difficulty enrolling patients in clinical trials. The Company may have trouble enrolling patients in clinical trials. Patients entering the Company's clinical trial could disqualify them from entering other trials because of scientific research principles regarding limiting the number of variables in a trial. Difficulty in finding research patients could significantly hinder the Company's ability to do business or may cause delays in revenue. We may choose to suspend, be required to suspend clinical trials. Clinical Research Organizations ("CROs") may fail. CROs must be hired to run clinical trials in order to maintain proper objectivity. The failure of a CRO to carry out its duties would detrimentally effect the Company's ability to operate.
- **Shifting emphases, Payment default, Pateint death, technology, confidrntiality, regulations** We may pursue the use of Tumor Treating Fields ("TTF") to treat other things, possibly ceasing to treat solid tumors or while simultaneously treating patients with solid tumors (i.e. resistant bacteria, or animal treatments). Such shifts in emphasis could have a material adverse impact on our financial

forecast. Patients may default on payment. Patients will be required to make payments in advance of each month's treatment. However, patients may not be able to pay for as long a period as they originally intended. This would have a material adverse impact on the Company's financial condition. Patients could die. Patients could die while under treatment or could be harmed by our device. Such incidences could have a material adverse impact on the Company's ability to operate. Our business may be harmed by technological and therapeutic changes, or the demand for our services could be diminished by the development of alternative treatments. Future innovations could make our inventions obsolete. Our success will depend, in part, on continued demand for products that will incorporate our inventions. Changes in technology or customer requirements could render these inventions obsolete or unmarketable. We will rely on information technology systems for accounting and finance, inventorymanagement, engineering, distribution and other functions, and to maintain our research and development data. If such adopted information technology systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business, financial condition and results of operations could be adversely affected. The efficient operation of our business will be dependent on our information technology systems which we intend to develop. We will rely on our information technology systems to effectively manage: • sales and marketing, accounting and financial functions; • order entry, order fulfillment and inventory replenishment processes; • engineering tasks; • our research and development data; and • patient monitoring of daily usage and device maintenance. The failure of our intended information technology systems to perform as we anticipate, or our failure to effectively implement new systems, could disrupt our business and product development and could result in decreased sales, increased overhead costs, excess inventory and product shortages, all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, our information technology systems are vulnerable to damage or interruption from: • tornado, earthquake, fire, flood and other natural disasters; • terrorist attacks and attacks by computer viruses or hackers; • power loss; and • network failure of computer systems, Internet, telecommunications or data. Any such interruption could have material adverse effect on our business, financial condition and results of operations. We rely on confidentiality agreements that could be breached and may be difficult to enforce which could have a material adverse effect on our business and competitive position. Our policy is to enter into agreements relating to the non-disclosure of confidential information with third parties, including our contractors, consultants, advisors and research collaborators, as well as into agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that our contractors, consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, contractors, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that: • these agreements may be breached; • these agreements may not provide adequate remedies for the applicable type of breach; or • our trade secrets or proprietary know-how will otherwise become known. Extensive and changing government regulation of the healthcare industry may be expensive to comply with and exposes us to the risk of substantial government penalties. We face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals. If we fail to obtain regulatory clearances in countries in which we intend to operate for products under development, we will not be able to commercialize these products in those countries. Sales of our products will be subject to regulatory requirements that vary widely from country to country. We may be unable to obtain regulatory approvals in the countries in which we intend to operate or to market our products. We may also incur significant costs in attempting to obtain and in maintaining regulatory approvals. If we experience delays in receipt of approvals to market our products or if we fail to receive these approvals, we may be unable to market our products or enhancements in our intended markets in a timely manner, if at all. Noncompliance with applicable regulatory requirements can result in enforcement action which may include recalling products which could limit product sales, delay product shipment and adversely affect profitability.

- **Simulations, Growth, UCF, Regulation, Market Trends, Insurance, Political Change, suppliers and more** Our business depends on our ability to successfully commercialize novel cancer therapies and services, which is time consuming and complex, and our development efforts may fail. Our current business strategy involves accessing and importing patient scans (MRI's, CAT Scans, etc) into 3D simulators. These simulations are used as guides for applying cancer therapies. The failure of such simulators would adversely affect our ability to treat advanced cancer patients thereby hindering our success. If the market for our therapies does not experience significant growth or if our services do not achieve broad acceptance, our operations will suffer. We cannot accurately predict the future growth rate or the size of the market for our cancer therapy. The expansion of this market depends on a number of factors, such as: • the results of clinical trials; • the cost, performance and reliability of our therapies and services, and the therapies and services offered by competitors; • customers' satisfaction with our therapies and services; and • customers' perceptions regarding the benefits of our therapies and services; • marketing efforts and publicity regarding our therapies and services. Our incubation arrangement with the University of Central Florida Business Incubation program may not proceed successfully. We have been accepted into the University of Central Florida Business Incubation Program. No assurances can be given that this relationship will ever achieve the research, development and commercial objectives currently contemplated by the parties, such as the discovery and commercialization of the contemplated device. If the development efforts do not result in commercially successful tests or services, it may have an adverse effect on our business, financial condition and results of operations. Extensive and changing government regulation of the healthcare industry may be expensive to comply with and exposes us to the risk of substantial government penalties. Improvements in product design or fundamental process may trigger additional clinical trial requirements and modifications to CE marks (safe manufacturing designation) as well as new FDA designations. In addition we face risks related to our international operations, including the need to obtain necessary foreign regulatory clearance or approvals. If we fail to obtain regulatory clearances in countries in which we intend to operate for products under development, we will not be able to commercialize these products in those countries. Sales of our products will be subject to regulatory requirements that vary widely from country to country. We may be unable to obtain regulatory approvals in the countries in which we intend to operate or to market our products. We may also incur significant costs in attempting to obtain and in maintaining regulatory approvals. If we experience delays in receipt of approvals to market our products or if we fail to receive these approvals, we may be unable to market our products or enhancements in our intended markets in a timely manner, if at all. Varying trends in market preferences and spending could affect our business. The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including purchasing patterns of customers, competitive pricing, debt service and principal reduction payments, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products, or that the revenues from the sale of such products will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations. In addition, abrupt political change, terrorist activity and armed conflict pose a risk of general economic disruption in affected countries, which could also result in an adverse effect on our business and results of operations. We may incur material product liability claims, which could increase our costs and adversely affect our reputation, revenues, and operating income. As a retailer, distributor and manufacturer of products designed for use by and around humans, we are subject to product liability claims if the use of our products is alleged to have resulted in injury. Even with adequate insurance, product liability claims could significantly damage our reputation and consumer confidence in our products. Such litigation expenses could have a material adverse effect on our results of operations even if a product liability claim is unsuccessful or is not fully pursued. We may experience product recalls, which could reduce our sales and margin and adversely affect our results of operations. We may be subject to product recalls, withdrawals or seizures if any of the products we manufacture or sell are believed to cause injury or illness or if we are alleged to have violated governmental regulations in the manufacturing, labeling, promotion, sale or distribution of such products. Any such recall, withdrawal or seizure of any of the products we manufacture or sell would require significant management attention, could result in substantial and unexpected expenditures and could materially and adversely affect our business, financial condition or results of operations. Furthermore, a recall, withdrawal or seizure of any of our products could materially and adversely affect consumer confidence in our brand and decrease demand for our products. Our operations are subject to environmental and health and safety laws and regulations that may increase our anticipated cost of operations or expose us to environmental liabilities. Our operations are subject to environmental and health and safety laws and regulations, and some of our operations require environmental permits and controls to prevent and limit pollution of the environment. We could incur significant costs as a result of violations of, or liabilities under, environmental laws and regulations, or to maintain compliance with such environmental laws, regulations or permit requirements. In addition to the foregoing, we are subject to numerous federal, state, local and foreign environmental and health and safety laws and regulations governing our operations, including the handling, transportation and disposal of non-hazardous and hazardous substances and wastes including, but not limited, to lithium batteries, as well as emissions and discharges from its operations into the environment, including discharges to air, surface water and groundwater. Failure to comply with such laws and regulations could result in costs for remedial actions, penalties or the imposition of other liabilities. New laws, changes in existing laws or the interpretation thereof, or the development of new facts or changes in their processes could also cause us to incur additional capital and operating expenditures to maintain compliance with environmental laws and regulations and environmental permits. We may not be able to obtain insurance at favorable rates, or we may experience unfavorable claims. While we believe we will be able to obtain liability insurance, because of increased selectivity by insurance providers we may only be able to obtain such insurance at unfavorable rates and/or with unfavorable coverage levels. Additionally, we may experience unfavorable claims. Changes in insurance rates, reduced coverage levels, or unfavorable claims could reduce our income from operations. Because we rely on key suppliers to manufacture products we sell, disruptions in our manufacturing supply chain or losses of manufacturing certifications by our suppliers could adversely affect our sales and customer relationships. Our manufacturing suppliers are expected to account for all of our product demand However, our manufacturers rely on third-party suppliers and vendors to provide certain of the raw materials necessary to produce our products. In the event any such third-party supplier or vendor becomes unable or unwilling to provide raw materials in the required volumes and quality levels or in a timely manner, we would be required to identify and obtain acceptable replacement supply sources. If we are unable to identify and obtain alternative supply sources in a timely manner or at all, our business could be adversely affected. Any significant disruption in our key suppliers operations facility for any reason, including regulatory requirements, the loss of certifications, power interruptions, fires, hurricanes, war or other force of nature, could disrupt our supply of products, adversely affecting our sales and customer relationships. An increase in the price and shortage of supply of key raw materials could adversely affect our business.

The LifeBridge 10000 and anticipated future products are composed of certain key raw materials. If the prices of these raw materials were to increase significantly, we may not be able to pass on such increases to our customers. A significant increase in the price of raw materials that cannot be passed on to customers could have a material adverse effect on our results of operations and financial condition. In addition, if we no longer are able to obtain products or raw materials from one or more of our suppliers on terms reasonable to us or at all, our revenues could suffer. Events such as the threat of political or social unrest, or the perceived threat thereof, may also have a significant impact on raw material prices and transportation costs for our products. In addition, the interruption in supply of certain key raw materials essential to the manufacturing of our products may have an adverse impact on our suppliers' ability to provide us with the necessary products needed to maintain our customer relationships and an adequate level of sales. We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties. We may fail to adequately protect our intellectual property rights or may be accused of infringing upon intellectual property rights of third parties. Changes in Patent Law in some countries may render the Company's patent (should we be granted one) worthless. We regard our intellectual property rights, including patents, service marks, trademarks and domain names, copyrights, trade secrets and similar intellectual property (as applicable) as critical to our success. We may also rely upon software codes, informational databases and other components that make up our services. We expect to rely on a combination of laws and contractual restrictions with employees, customers, suppliers, affiliates and others to establish and protect these proprietary rights. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use trade secrets or copyrighted intellectual property without authorization which, if discovered, might require legal action to correct. In addition, third parties may independently and lawfully develop substantially similar intellectual properties. We expect to generally register and continue to apply to register, or secure by contract when appropriate, our patents, trademarks and service marks as they are developed and used, and reserve and register domain names as we deem appropriate. We consider the protection of our patents and trademarks to be important for purposes of product sales brand maintenance and reputation. While we expect to vigorously protect our patents, trademarks, service marks and domain names, effective patent and trademark protection may not be available, and contractual disputes may affect the use of marks governed by private contract. Similarly, not every variation of a domain name may be available or be registered, even if available. Our failure to protect our intellectual property rights in a meaningful manner or challenges to related contractual rights could result in erosion of brand names and limit our ability to control marketing on or through the internet using our domain names or otherwise, which could adversely affect our business, financial condition and results of operations. We will consider applying for patents or for other appropriate statutory protection if and when we develop valuable new or improved proprietary technologies and products, or identify inventions, and will continue to consider the appropriateness of filing for patents to protect any proprietary technologies, products, and inventions as circumstances may warrant. The status of any patent involves complex legal and factual questions, and the breadth of claims allowed is uncertain. Accordingly, any patent application filed may not result in a patent being issued or existing or future patents may not be adjudicated valid by a court or be afforded adequate protection against competitors with similar technology. In addition, third parties may create new products or methods that achieve similar results without infringing upon patents that we own. Likewise, the issuance of a patent to us does not mean that its processes or inventions will not be found to infringe upon patents or other rights previously issued to third parties. From time to time, litigation may be necessary to enforce our intellectual property rights, protect trade secrets or determine the validity and scope of proprietary rights claimed by others. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs and diversion of management and technical resources, any of which could adversely affect our business, financial condition and results of operations. Patent litigation tends to be particularly protracted and expensive. If we fail to protect our brand name, competitors may adopt trade names that dilute the value of our brand name, and prosecuting or defending infringement claims could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products, which could adversely affect our revenues and market share. We have invested significant resources to protect our brand name. However, we may not always be able to successfully enforce our trademarks against competitors or against challenges by others. Our failure to successfully protect our trademarks could diminish the value and effectiveness of our marketing efforts and could cause customer confusion. This could in turn adversely affect our revenues and profitability. We also may in the future be subject to intellectual property litigation and infringement claims, which could cause us to incur significant expenses or prevent us from manufacturing, selling or using some aspect of our products. Claims of intellectual property infringement also may require us to enter into costly royalty or license agreements. However, we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Claims that our technology or products infringe on intellectual property rights could be costly and would divert the attention of management and key personnel, which in turn could adversely affect our revenues and profitability. Our network and communications systems are dependent on third-party providers and are vulnerable to system interruption and damage, which could limit our ability to operate our business and could have a material adverse effect on our business, financial condition or results of operations. Our systems and operations and those of our third-party internet service providers are vulnerable to damage or interruption from fire, flood, earthquakes, power loss, server failure, telecommunications and Internet service failure, acts of war or terrorism, computer viruses and denial-ofservice attacks, physical or electronic breaches, sabotage, human error and similar events. Any of these events could lead to system interruptions, processing and order fulfillment delays and loss of critical data for us, our suppliers or our Internet service providers, and could prevent us from processing customer purchases. Any significant interruption in the availability or functionality of our website or our customer processing, distribution or communications systems, for any reason, could seriously harm our business, financial condition and operating results. The occurrence of any of these factors could have a material adverse effect on our business, financial condition or results of operations. Because we are dependent on third-party service providers for the implementation and maintenance of certain aspects of our systems and operations and because some of the causes of system interruptions may be outside of our control, we may not be able to remedy such interruptions in a timely manner, if at all. As we rely on our third-party service providers, computer and communications systems and the Internet to conduct our business, any system disruptions could have a material adverse effect on our business, financial condition or results of operations. Privacy protection is increasingly demanding, and we may be exposed to risks and costs associated with security breaches, data loss, credit card fraud and identity theft that could cause us to incur unexpected expenses and loss of revenue as well as other risks. The protection of customer, employee, vendor, and other business data is critical to us. Federal, state and international laws and regulations govern the collection, retention, sharing and security of data that we receive from and about our employees, customers, vendors and suppliers. The regulatory environment surrounding information security and privacy has been increasingly demanding in recent years, and may see the imposition of new and additional requirements by states and the federal government as well as foreign jurisdictions in which we may do business. Compliance with these requirements may result in cost increases due to necessary systems changes and the development of new processes to meet these requirements. In addition, customers have a high expectation that we will adequately protect their personal information. If we or our service providers fail to comply with these laws and regulations or experience a significant breach of customer, employee, vendor, or other company data, our reputation could be damaged and result in an increase in service charges, suspension of service, lost sales, fines or lawsuits. Natural disasters (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts and global political events could cause permanent or temporary distribution center or store closures, impair our ability to purchase, receive or replenish raw materials and/or inventory or cause customer traffic to decline, all of which could result in lost sales and otherwise adversely affect our financial performance. The occurrence of one or more natural disasters, such as hurricanes, fires, floods and earthquakes (whether or not caused by climate change), unusually adverse weather conditions, pandemic outbreaks, terrorist acts or disruptive global political events, such as civil unrest, or similar events could cause disruptions in our supply chain and could adversely affect our operations and financial performance. To the extent these events result in the closure of one or more distribution centers, a significant number of stores, a manufacturing facility or our corporate headquarters, or impact one or more of our key suppliers, our operations and financial performance could be materially adversely affected through an inability to make deliveries of our products to consumers and/or to retail stores, and through lost sales. In addition, these events could result in increases in fuel (or other energy) prices or a fuel shortage, the temporary lack of an adequate work force in a market, the temporary or long-term disruption in the supply of products from some local and/or overseas suppliers, the temporary disruption in the transport of goods from overseas, delay in the delivery of goods to distribution centers or stores, the temporary reduction in the availability of our products in stores and disruption to our information systems. These events also could have indirect consequences, such as increases in the cost of insurance, if they were to result in significant loss of property or other insurable damage. Social responsibility. The Company's Operating Agreement provides that it will operate similarly to a Benefit Corporation as defined by the State of Florida (Florida's corporate statute, Ch. 607, Part I, Part II, and Part III). The Operating Agreement provides that the Company will distribute ten percent of its profits to cancer victims who cannot afford the Company's treatment which is not presently covered by insurance. In addition, the Operating Agreement further provides certain other activities the Company must engage in to help society and cancer patients. These social responsibility requirements may repel some institutional investors that may be needed for subsequent rounds of investing. Failure to attract future investors may adversely affect the ability of the Company to execute its business plan. No third party reimbursement. The Company's business model requires wealthy patients to pay out of pocket for cancer therapy. Patients making less money will pay on a sliding scale, and attempting to help patients of poverty through a nonprofit is part of our business model. Third party reimbursement by insurance companies is likely years away and may never be granted, which could make finding patients to purchase treatment difficult. Cures for cancer. Hundreds of millions of dollars are spent annually on cancer research. In the future, cures for cancer, or superior therapies, could be found that make the need for the Company's therapy obsolete. Foreign competitors. Competitors may arise in countries where the Company does not have patent protection, and they may draw patients away through medical tourism which could reduce the Company's revenues. Foreign competitors exporting. A party or parties may export our competitors' devices from countries we do not have patent protection in to countries we are protected in, and legal recourse may prove difficult or too costly, thereby having a material adverse impact on our financial condition. The Company's business plan is unproven. The success of our business depends on the operation of our manufacturing relationships to produce our products, the successful marketing of our products, the actual effectiveness of our products, and our ability to compete. Our target market may not fully embrace our products and our business objectives may fail to materialize as projected and our business may fail. Investors can lose all or part of their investment. Risks Associated with an Investment in Securities Best efforts offering. This Offering is being made on a "best efforts" basis with no minimum number of Units required to be sold. As subscriptions are accepted (and any required rescission periods expire), the subscription funds will be available for use by the Company immediately for its intended use of proceeds. Subscriptions are irrevocable (after expiration of any rescission period) and subscribers will not have the opportunity to have their funds returned. Accordingly, initial subscribers will necessarily have a greater degree of risk. The Company has not engaged the services of a placement agent or underwriter with respect to the Offering, and will offer the Units through its managers and key personnel at its discretion. Nevertheless, the Company may seek to elect, at its discretion, to engage the services of a qualified brokerdealer or outside salesperson in connection with the Offering. There is a low minimum capitalization required in this Offering. There is a low minimum capitalization for this Offering and investors' subscription funds will be used by us as soon as they are received. There is no assurance that all or a significant number of Units may be sold in this Offering. We will use investors' subscription funds as soon as they are received. If only small portions of the Units are placed, then the Company may not have sufficient capital to operate. There is no assurance that we could obtain additional financing or capital from any source, or that such financing or capital would be available to us on terms acceptable to us. Under such circumstances, the Company's plans would need to be scaled down, and this would have a material adverse effect on the Company's business. Units are not guaranteed and could become worthless. The Units are not guaranteed or insured by any government agency or by any private party. The amount of earnings is not guaranteed and can vary with market conditions. The return of all or any portion of capital invested in the Units is not guaranteed, and the Units could become worthless. We are relying on certain exemptions from registration. The Units are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. If the sale of the Units were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of the Units. If a number of purchasers were to obtain rescission, the Company would face significant financial demands, which could adversely affect the Company as a whole, as well as any non-rescinding purchasers. If the Company incurs debt, there may be risks associated with such borrowing. If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants, which may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of shareholders of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition. The Company will not distribute profits in the foreseeable future. The Company intends to retain any initial future earnings to fund operations and expand the Company's business. A member may be entitled to revenue profits proportionate to the amount of Interests held by that member, subject to management's determination with respect to distribution and as otherwise provided by the Company's Operating Agreement. The Company's managers may determine a profit distribution plan based upon the Company's results of operations, financial condition, capital requirements, and other circumstances. Future capital needs; Dilution. The Company believes that the net proceeds of the Offering of the Units will be sufficient to fund the implementation of the Company's business plan, operations and growth for the foreseeable future, assuming that it sells all 3,600,000 shares offered and that projected revenue forecasts are substantially achieved. Nevertheless, in the event additional capital is required, no assurance can be given that additional financing will be available at all or on terms favorable to the Company. If adequate funds were not available to satisfy either short or long-term capital requirements, the Company would be required to limit its operations significantly and could be unable to continue in business, with a resulting loss of all or part of investments made by the Company's investors. Moreover, if additional equity securities are issued in connection with future financings, the ownership percentages of then current members could be diluted. Dilution of ownership percentages may also occur as a result of Interests issued pursuant to possible sales to existing members, managers, consultants, advisors and/or employees, or in connection with acquisitions of technologies or companies in exchange for the Company's securities. The Units are restricted securities and a market for such securities may never develop. Investors should be aware of the potentially long-term nature of their investment. Each purchaser of Units will be required to represent that it is purchasing such securities for its own account for investment purposes and not with a view to resale or distribution. Purchasers may be required to bear the economic risks of the investment for an indefinite period of time. The Company has neither registered the Units nor underlying Shares, nor any other securities under the Securities Act. Consequently, shareholders may not be able to sell or transfer their securities under applicable federal and state securities laws. Moreover, there is no public market for the Company's securities, such a market is not likely to develop prior to a registration undertaken by the Company for the public offering of its securities for its own account or the account of others, and there can be no assurance that the Company will ever have such a public offering of its securities. Ultimately, each investor's risk with respect to this Offering includes the potential for a complete loss of his or her investment. We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency. Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to so register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business. The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing. Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways: • A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO. • The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company. • In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program. • Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets. The Offering price is arbitrary. The price of the Units and the underlying Shares offered has been arbitrarily established by the Company, without considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The price of the Units and underlying Shares bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company. Additional unforeseen risks. In addition to the risks described in this section, "RISK FACTORS," and elsewhere in this Memorandum, other risks not presently foreseeable could negatively impact our business, could disrupt our operations and could cause the Company to fail. Ultimately, each investor in the Units bears the risk of a complete and total loss of his/her/its investment.

- **Patent License** Under advice from counsel the founders of the company formed a separate company for the sole purpose of managing intellectual property (The IP company). This company is not involved in operations, only licensing. The IP company has granted an exclusive, perpetual, global, royalty free license to Comprehensive Innovations, with the right to sub-license, who is the majority share holder in LifeBridge 10000, LLC. Comprehensive Innovations LLC in turn, granted an exclusive, perpetual, global, royalty free license to LifeBridge 10000, LLC, with the right to sub-license. Although the patent license is exclusive and perpetual, in the event of bankruptcy by LifeBridge 10000, LLC or Comprehensive Innovations, LLC the patent license will become void and revert back to the IP company. The patents will not be considered an asset as part of a settlement in such a scenario.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Comprehensive Innovation, LLC, 73.17% ownership, Voting Membership Interests

Classes of securities

- Voting Membership Interests: 12,135,235

Voting Rights

Holders of shares of membership interest are entitled to one vote for each interest held of record by them. Holders of a majority of the Shares do not have the authority to vote to govern the affairs of the Company, but may vote to elect and remove Managers of the Company in accordance with the Company's Operating Agreement. Authority to govern the affairs of the Company rests generally with the Managers of the Company and not with members in their capacity as members in accordance with the Operating Agreement. Managers may,
but need not, also be members of the Company.

Distribution Rights

The holders of the Shares have the right to receive distributions of net profits in accordance with the Company's Operating Agreement when, as, and only if declared by the Managers out of funds legally available therefore.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, the holders of the both non voting and voting Shares would have the right to share proportionately in our remaining net assets to the extent funds/profits are available after payment of the Company's creditors and liquidation expenses.

Rights and Preferences

In the future, the Company may authorize and sell or transfer additional membership interests to that which is currently authorized, or even one or more series of membership interests not yet designated. The Managers have authority, in accordance with the provisions of our Operating Agreement, to authorize, designate and issue one or more series of other membership interests and to determine the voting rights, preferences, privileges and restrictions, including without limitation dividend rights, conversion rights, terms of redemption, liquidation preferences and the number of interests constituting any series in the designation of such series.

- Non Voting Membership Interest: 0

Voting Rights

Holders of shares of Non Voting Membership Interest are not entitled to vote for managing member or any other issue that requires a vote. All voting rights of Non Voting Membership Interest are retained by the managing member. However, holders of Non Voting membership Interest are entitled to all other rights of ownership as follows.

Distribution Rights

The holders of the both non voting and voting Shares have the right to receive distributions of net profits in accordance with the Company's Operating Agreement when, as, and only if declared by the Managers out of funds legally available therefore.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution or winding up, the holders of the both non voting and voting Shares would have the right to share proportionately in our remaining net assets to the extent funds/profits are available after payment of the Company's creditors and liquidation expenses.

Rights and Preferences

In the future, the Company may authorize and sell or transfer additional membership interests to that which is currently authorized, or even one or more series of membership interests not yet designated. The Managers have authority, in accordance with the provisions of our Operating Agreement, to authorize, designate and issue one or more series of other membership interests and to determine the voting rights, preferences, privileges and restrictions, including without limitation dividend rights, conversion rights, terms of redemption, liquidation preferences and the number of interests constituting any series in the designation of such series.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the managers along with a small number of Voting Membership Interest Holders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Non-Voting Membership Interests, you will have no voting rights. Even upon conversion of the membership interests purchased in this Offering, you will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Holders of our Voting Membership Interests have very limited voting authority and are deemed members of the Company.

Holders of a majority of the Voting Membership Interests do not have the authority to vote to govern the affairs of the Company, but may vote to elect and remove Managers of the Company in accordance with the Company's Operating Agreement. Authority to govern the affairs of the Company rests generally with the Managers of the Company and not with members in their capacity as members in accordance with the Operating Agreement. Managers may, but need not, also be members of the Company.

Undesignated Membership Interests

In the future, the Company may authorize and sell or transfer additional membership interests to that which is currently authorized, or even one or more series of membership interests not yet designated. The Managers have authority, in accordance with the provisions of our Operating Agreement, to authorize, designate and issue one or more series of other membership interests and to determine the voting rights, preferences, privileges and restrictions, including without limitation dividend rights, conversion rights, terms of redemption, liquidation preferences and the number of interests constituting any series in the designation of such series.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2016-12-31.

Financial Condition

Results of Operation

The launching of our medical device has a two part strategy, domestic and global. Although it may be counter intuitive, the fastest path to helping patients and gaining revenue is the global effort. This is because there a many countries with much less stringent regulatory requirements. These countries trust doctors and allow treatments with minimal restrictions. The thriving medical tourism industry makes traveling to these countries a manageable journey for millions of people every year.

The early years of our sales goals can be reached with no therapy conducted on U.S. soil. However, our two part strategy of domestic and global efforts, converge in the early years. Here is how. Foreign doctors who have the freedom to prescribe therapies almost immediately, will not do so without a minimum baseline of research. They will not prescribe therapies, even to terminally ill patients, that have not completed a phase 1 clinical trial showing basic safety.

By conducting a phase 1 clinical trial, conducted under international standards, we are beginning the process for distribution for both foreign and domestic markets. The process requires:

1. An investrigational device exemption from the FDA

2. The conducting of a phase 1 clinical trail to demonstrate safety. In the area of Tumor Treating Fields. the FDA accepted a phase 1 trial with as few as 14 people wearing a device for 9 weeks.

We have not produced revenue to date and do not anticipate doing so until the completion of a phase 1 clinical trail 18 to 24 months from continuous funding being supplied. This initial round will help set the stage for the above strategy and is designed to bolster additional funding efforts which will be required to get us to revenue. Management estimates a total 2 million additional; dollars will be needed to complete a globally accepted phase 1 clinical trial.

Financial Milestones

The company is investing in establishing its global patents rights, with ongoing long term patent protection being sought in 36 countries, including the U.S. and E.U. The initial E.U, country to finish reviewing our patent was Luxembourg which granted us a full 20 year patent.

Our priorities are to produce a production prototype, obtain an investigational device exemption from the FDA, establish our first foreign distribution outlet, and to market our brand to attract more missional investors.

We anticipate loses until 2020. The cost of the companies cancer therapy to high revenue families is $6,250 per month. Discounts will be given to less fortunate families. Management forecasts are based on the number of full paying customers.

Management currently forecasts 10 oncologists from 3 group practices prescribing 1 patient per quarter for the year **2019** with revenue of $2.6M. In **2020** management forecasts 6 group practices with a total of 20 doctors prescribing 1 patient per quarter with revenue from new and 2nd year patients reaching $7.6M. Management expects to reach positive net income in 2020.

Management is planning a pause in recruiting new group practices during **2021** for the purpose of making the original 6 group practices into training centers and technical support hubs. This will provide a base camp so to speak for global expansion.

Management anticipates the original 6 group practices prescribing 2 new patients per quarter for a total 220 first and and second year patients , with revenue of $13.8M.

In 2022, the global marketing from the 6 Centers of Excellence should produce 4 new group practices. Each new practice will average 3 doctors (total of 12 new physicians), bringing the total to 32 doctors prescribing the device to an average of 4 patients per quarter. The total anticipated new patients per year is 512 for a total of 661 active, with revenue of $35.4M.

In 2023, two larger group practices are projected, averaging 5 doctors each, for a new total of 42 doctors prescribing four patients per quarter. This will produce 672 new patients for a total of 980 active patients, with revenue of $63.3M, Profit margins in later years of this forecast should reach from 35% to as high as 63.3%.

Management emphasizes the above estimates are dependent on continuous funding beyond this initial round.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or any other method available to the company.

The minimum target of $10,000 will help strengthen our on going patent strategy, but will not substantially contribute to the working capital of the company. The maximum target of $107,000 will advance the next generation prototype and keep the company going for an estimated 6 months at an accelerated rate, which should allow us to gain more fund raising traction. The managing member Mr Travers has modest passive revenue that will allow him to continue working on the effort regardless of the results of this fund raising offer. In similar fashion the Chief Technical officer Ken Watkins also has passive income which allows him to continue working on this effort regardless of the outcome of this offering, albeit at a much slower pace. Scott Krywick our head programmer as signed an agreement to continue working on the programming needs of our effort without pay until a minimum of $300,000 has been raised. The commitment of the founders will keep this effort going regardless of the outcome of this offering. However, the founders always keep in mind that they are in a race to save lives and need additional capital to do so timely. It is mamagements hope that this offering can be ammended upwards to $1,070,000 this calender year.

In addition to this offering management has started a REG D funding effort with a Private Placement Memorandum for $3,600,000. Plans to continue contacting accredited investors will run in parallel to this offer.

Indebtedness

The company has no loans or other debt. The companies does have upcoming patent liabilities and annuity payments as follows Davis Brown Law Firm $20,000. Due though October 2017- Intellectual Property Legal fees Taylor IP Law Firm $3,500 Due through October 2017 - Intellectual Property Legal fees

Recent offerings of securities

- 2016-09-19, REG D, 35000 Shares of membership interest. Use of proceeds: Patent expenses, prototype building, working capital- 35,000 Membership Interests Issued thus far ($1 per interest).

Valuation

$12,135,235.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the board as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (x% total fee)	$600	$6,420
Net Proceeds	$9,400	$101,000
Use of Net Proceeds:		
R& D & Production		$40,080
Marketing	$3,000	$7,000
Working Capital	$2,000	$20,000
Parts	$1,500	$10,000
Global Patent Fees	$2,900	$23,500
Total Use of Net Proceeds	$9,400	$101,000

We are seeking to raise $107,000 in this offering through Regulation Crowdfunding, with a minimum target raise of $10,000. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. We will pay Start Engine $600 if we only raise the minimum target amount and $6,420 if we raise the maximum offering amount. The net proceeds of this offering, whether the minimum target amount or the maximum amount is reached, will be used to cover part of the $3.6 million that we project we will need in 2019 through 2021 to finish our phase 1 clinical trail and establish our treatment centers through active oncologist group practices. Specifically, we intend to invest in a production prototype, the obtaining of an Investigational Device Exemption from the FDA, the establishment of distribution relationships with oncologists, and the phase 1 clinical trial.

The Company has filed a PPM document with the SEC to raise up 3.6 million dollars from accredited investors and may do so from time to if investors come to us from outside the engine start community. This potentially concurrent private placement is for shares at the same value with the same rights as the the shares we are offering through Regulation Crowdfunding.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available on its website under the investor tab (upper right side of main page) labeled annual report. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LifeBridge 10000, LLC

[See attached]

I, Peter F. Travers, the CEO and Managing Member of LifeBridge 10000, LLC, hereby certify that the financial statements of LifeBridge 10000, LLC and notes thereto for the periods January 1 through December 31, 2015 and January 1 through December 31, 2016 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2015, the amounts reported on our tax return was total income of $ 0.00; taxable income of $ 0.00 and total tax of $ 0.00. For the year 2016, the amounts reported on our tax return will be total income of $ 0.00; taxable income of $ 0.00 and a total tax of $ 0.00

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9/1/2017

[signature] (Signature)

MANAGER MEMBER (Title)

9/1/17 (Date)

LIFEBRIDGE 10000, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEAR ENDED
December 31, 2015 and 2016

LIFEBRIDGE 10000, LLC
Index to Financial Statements
(unaudited)

12:11 PM
08/15/17
Accrual Basis

LifeBridge 10000, LLC
Balance Sheet
As of December 31, 2016 UNAUDITED

	Dec 31, 16	Dec 31, 15
ASSETS		
Current Assets		
Checking/Savings		
LifeBridge 10000, LLC	391.21	875.67
Savings 0361	13.13	113.05
Total Checking/Savings	404.34	988.72
Total Current Assets	404.34	988.72
Fixed Assets		
Furniture & Fixtures		
Original cost	2,114.85	0.00
Total Furniture & Fixtures	2,114.85	0.00
Total Fixed Assets	2,114.85	0.00
TOTAL ASSETS	**2,519.19**	**988.72**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
24000 · Payroll Liabilities		
Federal Taxes (941/944)	-29.15	0.00
Federal Unemployment (940)	129.15	0.00
FL Unemployment Tax	-267.00	0.00
24000 · Payroll Liabilities - Other	300.18	1,486.93
Total 24000 · Payroll Liabilities	133.18	1,486.93
24001 · *Payroll Liabilities	-0.63	0.00
Total Other Current Liabilities	132.55	1,486.93
Total Current Liabilities	132.55	1,486.93
Total Liabilities	132.55	1,486.93
Equity		
JTA Equity	77,125.00	0.00
KW Equity	5,000.00	0.00
30000 · Opening Balance Equity	-6,567.38	-7,616.99
30000 · Opening Balance Equity	100.00	100.00
30400 · Peter Travers Equity		
30401 · Transfered from Loyality Innov	7,616.99	7,616.99
30400 · Peter Travers Equity - Other	94,197.73	13,921.71
Total 30400 · Peter Travers Equity	101,814.72	21,538.70
30600 · DT Equity	12,000.00	12,000.00
32000 · Retained Earnings	-26,519.92	0.00
Net Income	-160,565.78	-26,519.92
Total Equity	2,386.64	-498.21
TOTAL LIABILITIES & EQUITY	**2,519.19**	**988.72**

NAME: PETER F TRAVERS
SIG: [signature] CEO 8/15/17

12:10 PM
08/15/17
Accrual Basis

LifeBridge 10000, LLC
Profit & Loss
January through December 2016

UNAUDITED

	Jan - Dec 16	Jan - Dec 15
Ordinary Income/Expense		
Income		
Income		
I6000 · Interest Income	0.08	0.05
I7000 · Uncategorized Income	0.00	0.00
Total Income	0.08	0.05
Total Income	0.08	0.05
Gross Profit	0.08	0.05
Expense		
1000 · Payroll Expenses		
1100 · Wages	70,510.37	8,357.69
1200 · Taxes	6,243.22	0.00
1300 · Payroll Benefits	1,311.77	0.00
1400 · Training	74.97	19.09
Total 1000 · Payroll Expenses	78,140.33	8,376.78
2000 · Contract Labor Top Level		
2100 · Professional Fees	23,190.29	160.50
2200 · Engineering & Design Servi	0.00	704.00
2300 · Legal	5,822.50	3,925.00
Total 2000 · Contract Labor Top Leve	29,012.79	4,789.50
3000 · Facility Top Level		
3100 · Rent	678.00	0.00
3600 · Repairs and Maintenance	588.47	0.00
Total 3000 · Facility Top Level	1,266.47	0.00
4000 · Office Top Level		
4100 · Offfice Supplies	1,642.74	322.80
4200 · Computer Hardware	202.81	0.00
4300 · Computer Software	418.87	0.00
4400 · Computer Software Subcript	4,958.50	29.95
4500 · Office Furniture & Equipme	488.80	0.00
4600 · Shipping	283.43	63.55
4700 · Postage	9.40	0.00
4800 · Office Meals	1,416.08	526.54
4900 · Reimbursements Due	69.62	0.00
Total 4000 · Office Top Level	9,490.25	942.84
5000 · Administrative Top Level		
5100 · Bank Service Charges	65.45	47.00
5200 · Interest Expense	65.28	0.00
5300 · Business Licenses and Perm	74.81	0.00
5500 · Dues and Subscriptions	2,477.50	481.50
Total 5000 · Administrative Top Leve	2,683.04	528.50
6000 · Marketing Top Level		
6100 · Advertising	157.53	196.15
6300 · Printing & Graphic Design	5,193.47	0.00
6400 · Presentation Materials	490.09	0.00
6500 · Meals & Entertainment	914.68	0.00
6800 · Travel Expense	4,348.08	1.00
Total 6000 · Marketing Top Level	11,103.85	197.15
8000 · Production Top Level		
8100 · Parts	25,538.19	10,548.00
8200 · Consumables Raw	1,907.79	223.20
8300 · Laboratory Fees	198.00	0.00
8400 · Electronic Equipment Renta	923.86	905.61
8500 · Tools	294.00	8.39

NAME: PETER F TRAVERS
SIG: [signature] CEO 8/15/17

LifeBridge 10000, LLC
Profit & Loss
January through December 2016 UNAUDITED

	Jan - Dec 16	Jan - Dec 15
8700 · Small Equipment	7.29	0.00
Total 8000 · Production Top Level	28,869.13	11,685.20
Total Expense	160,565.86	26,519.97
Net Ordinary Income	-160,565.78	-26,519.92
Other Income/Expense		
Other Expense		
80000 · Ask My Accountant	0.00	0.00
Total Other Expense	0.00	0.00
Net Other Income	0.00	0.00
Net Income	**-160,565.78**	**-26,519.92**

Peter Travers CEO 8/15/17
PETER F TRAVERS

LifeBridge, 10000 **Changes in Equity** UNAUDITED

	Common Stock		Paid In	Accumulated
	Shares	Amount	Capital	Deficit
Inception				
Issuance of Founders Stock	14,890,050.00	$26,022		
Shares for Services				
Net Income (Loss)				($26,520)
December 31, 2015	14,890,050.00	$26,022	$0	($26,520)
Issuance of Founders Stock			$81,326	
Shares for Cash	75,000.00	$82,125		
Net Income (Loss)				($160,566)
December 31, 2016	14,965,050.00	$108,147	$81,326	($187,086)

NAME: PETER F TRAVERS
SIG: [signature] CEO 8/15/17

12:12 PM

08/15/17

LifeBridge 10000, LLC
Statement of Cash Flows
January 2015 through December 2016 UNAUDITED

	Jan '15 - Dec 16
OPERATING ACTIVITIES	
Net Income	-187,085.70
Adjustments to reconcile Net Income to net cash provided by operations:	
24000 · Payroll Liabilities	300.18
24000 · Payroll Liabilities:Federal Taxes (941/944)	-29.15
24000 · Payroll Liabilities:Federal Unemployment (940	129.15
24000 · Payroll Liabilities:FL Unemployment Tax	-267.00
24001 · *Payroll Liabilities	-0.63
Net cash provided by Operating Activities	-186,953.15
INVESTING ACTIVITIES	
Furniture & Fixtures:Original cost	-2,114.85
Net cash provided by Investing Activities	-2,114.85
FINANCING ACTIVITIES	
JTA Equity	77,125.00
KW Equity	5,000.00
30000 · Opening Balance Equity	-6,567.38
30000 · Opening Balance Equity	100.00
30400 · Peter Travers Equity	94,197.73
30400 · Peter Travers Equity:30401 · Transfered from Loyality Innov	7,616.99
30600 · DT Equity	12,000.00
Net cash provided by Financing Activities	189,472.34
Net cash increase for period	404.34
Cash at end of period	**404.34**

NAME: PETER F TRAVERS
SIG: [signature] CEO 8/15/17

NOTE 1 – NATURE OF OPERATIONS

LifeBridge 10000, LLC was formed on 01/05/2015 ("Inception") in the State of Florida. The financial statements of LifeBridge 10000, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Longwood FL.

LifeBridge 10000, LLC LifeBridge 10000 is an oncology company specializing in bringing promising and proven therapies to late stage patients. Thereby providing the chance for high quality extended life.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the delivery of cancer therapies to cancer patients. When (a) persuasive evidence that an agreement exists between a certified, practicing Oncologist; (b) the LifeBridge 10000 therapy service prescribed by the Oncologist has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a Limited Liability Company. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – Property and Equipment and Debt

As of December 31, 2016 and 2015, property and equipment consisted of the following:

	2016	2015
Furniture and Fixtures	1,049.61	0.00
Equipment (molding kiln)	1,065.24	0.00
Total Original Cost	2,114.85	0.00
Debt	0.00	0.00

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

As of 12/31/16 the company currently has issued 12,135,235 Voting Membership Ineterst s.

Per the companies Operating Agreement (section 4.3) ownership is obtained by the purchase of Membership Interest.

Through an amendment to the LifeBridge 10000, LLC Operating Agreement occurring on 09/13/2017 the company formed 1,070,000 non-voting Membership Interests. Each Membership Interest shall be the "Shares" of the Company at a price of $1.00 per Share. The minimum subscription by an investor is one 100 shares, which is a $100 investment. The Company reserves the right in its sole discretion to sell fractionalized Units, and may also accept investments of less than one unit.

Additionally, The Non-Voting Membership Interest, to be offered through the companies Start Engine Offering shall not have the right to vote in the election of a managing member or have any other voting right. The voting rights of said Interests will remain with the Managing Member. The Non-Voting Membership Interest, as outlined in the Operating Agreement of the company, shall have equal rights to profit, and tax benefits of any losses, as regular Voting Membership Interest.

Additionally, through the 09/13/2017 amendments to the LifeBridge 10000, LLC Operating Agreement, the issuance of Non-Voting Membership Interests will occur when an individual investor purchases membership Interests through the companies Start Engine offering.

Additionally, through the 09/13/2017 amendment to the LifeBridge 10000, LLC Operating Agreement, Membership Interest may be issued without hard copy written certificates. Electronic verification of Membership Interest is allowed through arrangement with Title III funding portal Start Engine.com

NOTE 6 – RELATED PARTY TRANSACTIONS
The company has no related party transactions

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after 12/31/2016 through 09/01/2017. They are as follows:

- Investor stock purchase by D.H (already reflected in ownership) of 35,000 voting shares of membership interest for the amount of $35,000 USD.

- The company has incurred legal liabilities in pursuit of its global patent strategy as follows

  - Davis Brown Law Firm $20,000
  - Taylor IP $3,500

There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

LifeBridge 10000 is pending **StartEngine Approval.**



0

Investors

$0.00

Raised of $10K - $107K goal

"Because They Have More Life To Live"
LifeBridge 10000, LLC

LifeBridge 10000

Breakthrough Cancer Therapy

Small OPO | Longwood, FL | Biotechnology
Accepting International Investment



"Because They Have More Life To Live"

LifeBridge 10000

The LifeBridge 10000 story began with the effort to save one life and the discovery to extend the life of millions.

Laurie M. Travers had struggled with stage 4 breast cancer through nine reoccurrences over a period of 15 years. By late 2012, she had developed severe cancer in the pleura around the lung. The fluid buildup in the pleura was compressing her left lung, making it difficult to breathe. Every three weeks, Laurie had fluid withdrawals from the pleura (Thoracentesis) of between 900 and 1,500 cc. Laurie's cancer had become reoccurring and non-responsive to most treatments. Laurie and her family thought the end was imminent.









During this time, Laurie's husband Peter heard of the new Tumor Treating Fields therapy approved by the FDA for Glioblastoma. He quickly learned it would not be available for people like Laurie for 10 or more years. Determined to help his wife, Peter formed a team of friends and family, including a senior engineer he met through church. After intensive work for hundreds of team hours, a new TTF device meeting the standards of present research was completed.

Shortly thereafter, Laurie had her sixth Thoracenteses, which produced 900 cc of fluid. The next day, Laurie began wearing the new TTF device at least 12 hours per day while continuing her chemotherapy. Three weeks later, her seventh Thoracenteses produced only 500+ cc; the eighth, 240cc; and the ninth only negligible fluid was found. The cancer in the pleura had been resolved. During this entire time, Laurie's tumor markers increased indicating the cancer was spreading, which did not make sense in light of the improvement. More scans were ordered.
The scans revealed that new cancer had broken out on the top of the liver. The chemotherapy was called a failure and a new one was started. The team immediately produced a second TTF array over the top of the liver and Laurie continued wearing the TTF 12 hours per day. The TTF had no side effects other than very minor skin irritations. Laurie returned to work as a neonatal nurse in between chemo cycles and taught a young women's bible study at church.

Over the next months, the tumor markers continued to increase, so additional scans were ordered. These scans showed continued stability in the pleura and a reduction in the tumors at the top of the liver where TTF had been applied. However, new tumors were now growing in the lower section of the liver, outside the range of the TTFs. The second chemo was also declared a failure. The liver TTF array was extended downward to cover the entire liver and a third chemo was started.
Laurie's quality of life remained high as the third chemo was attempted. The same pattern continued and after several months, the higher tumor markers required additional scans. This time, the results showed a game-changing situation.

Cancer reduction and stability in the liver and pleura were noted, but new growth had broken out in the peritoneal cavity between the liver and lung TTF arrays. For the first time, we had reached the limits of static TTF therapy. A new array was needed over the peritoneal cavity, but was not possible because arrays cannot be placed on top of other arrays. TTFs can be too weak to kill cancer around the edges of arrays—central targeting is needed to maximize killing power.

This left Peter and his team with the excruciating decision of which cancer to treat and which to let grow. This was the beginning of the end for Laurie. For the next 12 to 18 months, wherever the TTF was applied, stability or reduction of the cancer occurred, while the spread of the disease continued outside the range of the TTF's.

With two senior engineers on the team, Peter's group began inventing a better way to deliver TTF. During the new system development, Laurie began taking a promising chemotherapy that was beginning to show tumor marker reductions. She elected to only take the heavy chemotherapy and forgo wearing the partially developed new version of TTF. Within two-and-a-half months, she could no longer tolerate the

Extends and improves the quality of life

No toxic side effects

Supplements traditional treatments

Highly advanced device & intuitive usage

chemotherapy and began missing doses. Laurie passed away surrounded by family in May of 2016.

Laurie lived an additional three years from the time of severe cancer in the pleura. One year in, she had a "Sweet 16" celebration, giving thanks for 16 years of cancer survival. Laurie expressed her feelings in a note to friends.

"Peter & I have spent the whole last week just in awe of God's goodness & the love of friends. The joy of the celebration has lingered in our (heart emoji)'s. Considering how desperate life looked with each drain of my lung last year at this time - God's miraculous turn-around is awesome. I feel so blessed to have been given more life to live -"

Inspired by Laurie's life, the team at Lifebridge 10000 continues building a patent-pending LB10000 device, built from the ground up for late-stage cancer patients with metastatic disease in two or more locations on the body at once. No longer will those treating metastatic patients with TTF left with the painful decision of what cancer to treat and which to let grow.

LifeBridge 10000 is set up as a social enterprise. Investors must understand and agree that a percentage of profits will be given to patients who cannot afford treatment. In addition we will sell our therapy on a sliding scale, those less fortunate will be be given significant discounts. We believe we can help 10,000 late stage cancer patients in the next 5 to 7 years and still give our investors an outstanding return.

Please join our team by investing in our mission.

Peter F Travers
CEO
LifeBridge 10000, LLC

The Opportunity

Investment

$1.00 per Non Voting Memberships Interests | Minimum purchase $100

When you invest you are betting the company's future value will exceed $12,242,235.

Perks

(Please note all perks occur after the offering ends and where applicable, when treatment is available)

$100+ A thank you letter from our CEO and the option to submit a poem for our "I Have More Life to Live" book of poems. Poems must be written in good taste. Poems can be submitted by a friend in your name. Poems from cancer survivors or loved ones of survivors or past warriors of cancer, will be given the best placement in the collection. Poems must be original and can be copyrighted by authors, but must include permission to LifeBridge 10000 to print and distribute the poem free of charge for promotion of cancer therapy development. To be published, poems must be 500 words or less. Please submit in word using Times New Roman font at 15pts.

$500+ Thank you posting, with "in honor of" photograph on a special permanent section on our web page. Honor a friend or loved who died or is fighting cancer by placing their picture in this section of our webpage and the option to submit a poem for our "I Have More Life to Live"book of poems. Poems must be written in good taste. Poems can be submitted by a friend in your name. Poems from cancer survivors or loved one of survivors or past warriors of cancer will be given the best placement in the collection.

$1,000+ Each increment of $1,000 dollar purchase of stock will include a book of poems compiled from our investors entitled " I have more life to live" (4 color cover)

$5,000+ Made Possible By "Your Name" Our business model includes giving a percentage of profits toward treatment to those who cannot afford the therapy. When you purchase stock at this level, we will place your name on a plague on a wave generator that delivers TTF to fight cancer. It will read "This therapy is made possible by "Your names"" Up to 4 plaques per generator.

$25,000+ At this level 2 wave generators will be engraved with only your name stating "This therapy is made possible by "Your names"

$50,000+ When you purchase stock at this level we will name a meeting room at our future headquarters after you and dedicate it to you or a survivor. Only 2 available.

$100,000 At this level 10 wave generators will be engraved with only your name stating "This therapy is made possible by "Your names" You will also receive a special copy of our book of poems signed by our entire team.

"Because They Have More Life To Live"

What Has Been Accomplished So Far

LifeBridge 10,000 has raised approximately $290,000 in seed money ($189,000 through direct investment through DEC 2016 and an additional 60+k for engineering and patent expenses paid by founders prior to incorporation, and an additional $40k in 2017). Tumor Treating Fields has been shown effective in 20 different types of solid tumor cancers in pre-clinical studies. LifeBridge has begun exploratory conversations with international firms like CeramTec for production of transducer arrays. Icon PLC the fifth largest clinical research organization in the world. Emergo Group a leader in medical device registration with offices in over 20 countries. Nikoa an FDA approved manufacture.

Per the advice of counsel the patents for all TTF devices are held by a totally separate Intellectual Property Company called Loyalty Based Innovations, LLC, which is majority owned by our managing partner Peter F Travers. Loyalty Based Innovation, LLC, executed an exclusive, global, perpetual and royalty free license to Comprehensive Innovations, LLC (Comprehensive Innovations, LLC is the majority owner of LifeBridge 10000, LLC.). Comprehensive Innovations LLC, in turn executed an exclusive, global, perpetual and royalty free license to LifeBridge 10000's, LLC. The patents under the companies control were granted a 30 month patent priority date in over 140 countries by the International patent examiners, through the patent Co-operation Treaty. We are patent pending in 36 countries for long term protection. The first E.U. country to finish examining our patent application was Luxembourg which granted a full 20 year patent. Recently the U.S. patent office granted a Notice of Allowance for the TTF patent under the companies control.

LifeBridge has built and successfully tested a proof of concept prototype of our device (see Video) And LifeBridge 10,000 is a full member of the University of Central Florida business incubation program.

Watch our proof of concept video here.


Tumor Treating Field Array
Right Back to Left Front

The ground work has been laid, all we need is you!

- Granted 30 month patent protection in 148 countries – Notice of Allowance for U.S. Patent
- $300k raised in seed money
- TTF shown effective in 20 different types of solid tumor cancers in pre-clinical studies
- Accepted into the University of Central Florida Business Incubation System

Exploratory relationships started with major market players

The Science

“Because They Have More Life To Live”

The pioneer of Tumor Treating Fields (TTF) is a company called NovoCure. It is their heavy lifting and perseverance that laid the foundation for our advanced device to develop. Watch their brief video on the science of TTF by clicking the play icon.



Also help NovoCure by getting the word out about their 500 person clinical trial to prove the effectiveness of TTF on Non-Small Cell Lung Cancer... You may save someone's life. https://www.novocuretrial.com/lunar/



The Problem With Fixed Array TTF


HIGHLIGHTED DISKS WERE USED FOR LIVER, LUNG AND PERITONEAL CAVITY

Our Solution

What Makes Our Products Different

There are three major advances our device has over the present form of Tumor Treating Fields (TTF):

1. Late stage cancer patients often have metastatic disease in multiple locations in the body, such as the lung and liver at the same time. The present form of fixed array TTF has difficulty treating defuse disease. Our device is built from the ground up for such patients. Thereby bringing TTF to a whole new class of patients.
2. Once fixed array TTF sets up its optimum firing configuration, it produces on uneven treatment field. That is some parts of the field are more effective at killing cancer than others. Under fixed array TTF the most therapeutic portion of the field cannot be moved without physically taking the device off the patient and replacing it in new location. In late stage patients this ends up being a loosing scenario as it becomes impossible to keep up with the diffuse growth of cancer. Our device the LB1000 can manipulate the most therapeutic portion of the TTF in real time making it better able to treat diffuse disease.
3. One of the mechanism of action that enables Tumor Treating Fields to kill cancer cells is a phenomenon called dielectrophoresis. The more angles a cancer tumor is treated from, the more likely dielectrophoresis occurs. Our device is able to treat any given tumor with more angles than fixed array TTF.



Compelling Investment Thesis


FIELD SWEEPING ALLOWS CANVASSING OF DIFFUSE DISEASE
NEW TUMOR

More Advanced Solution

$6B+

Large Addressable Market



Become a Bridge of Life For Late Stage Cancer Patients

Our Mission

Tumor Treating Fields have already passed many phase 2 clinical trials, showing safety and efficacy, including Non-Small Cell Lung Cancer, Ovarian Cancer, Pancreatic Cancer, and Mesothelioma (**source** NovoCure pipeline). It is fully FDA approved for two types of cancers (**Source** - FDA press release Oct, 8, 2015 and article FDA Takes Notice of Anti-Cancer Device for Mesothelioma By: Jamie Iovino on May 19, 2017 MesotheliomaGuide.com) . Therefore, we do not believe those patients who have reached a stage we call **reoccurring and none responsive** should be denied treatment. These patients are not responding to chemo therapies and are past radiation and surgery. These people will die without a robust and effective treatment. For these warriors we have built a business model that allows for medical tourism in countries with special access laws designed with them in mind. The design of our device reflects this custom business model to ensure solid profits to our investors which will allow us to treat more patients.


HIGHLIGHTED DISKS WERE USED FOR LIVER, LUNG AND PERITONEAL CAVITY

Features of the LB10000 Device

- **Device comprised of two main systems: an electric field generator and transducer arrays capable of dynamic reassignment of array elements**
- **Arrays are placed on the patient's body in many configurations**
- **Arrays designed to last 1 to 2 years**
- **Built-in GPS to track each device, auto shut-off synchronized with payment arrangements, cell phone and advanced analytics**
- **Remote scan import and remote programming of firing configuration capability built in to system**
- **Custom firing sequence to correspond with Cat Scans of patients disease.**
- **In person and video support of patient during therapy**

The Cancer Market (Dilemma and Opportunity)

Proven growth potential...

The leader in fixed array TTF, a company called NovoCure, reported first quarter 2017 net revenues of $34.9 million, reflecting 167 percent growth versus first quarter 2016 and 15 percent growth versus fourth quarter 2016 (**source** NovoCure reports April 27, 2017 Novocure .com)

Strong Market Demand

The World Health Organization predicts a 65% growth in the number of new cancer patients over the next 15 years. This is primarily due to the aging population, and increase in global population. (**source-** Cancer Fact sheet WHO Media Center Feb 2017)

Attractive regulatory landscape

"Right to Try" laws have passed in 37 states allowing treatment after a phase 1 clinical trial (source www.righttotry.org/faq). For the first time in modern history a medical device can be made available to patients while completing phase 2 and 3 clinical trials. Many countries such as Canada (**source**) have special access laws allowing terminally ill patients to get therapy. Over 1,250,000 Americans travel abroad each year for medical treatments fueling the medical Tourism Industry (**source**)

Growing acceptance of TTF

Pfizer, Johnson and Johnson, other firms—have raised over $250,000,000 to make TTF the accepted 4th modality for cancer treatment (**source**), 158 million from IPO (source)

High levels of funding and solid exit potential

Leading competitors attracted $250 million in funding, and executed $158M IPO (**sources**- see above)


22.0M
new cancer cases are expected to be diagnosed each year by 2032
(65% increase)


Oncology
Supportive Care
Oncology Growth
Supportive Care Growth
Oncology + Supportive Care Growth
$91Bn
$96Bn
$104Bn
$107Bn
$113Bn
Cost US$Bn
Growth
2012
2013
2014
2015
2016
Source: QuintilesIMS, MIDAS Q4 2016, QuintilesIMS Institute, Mar 2017

The Global market for oncology and supportive care grew at a rate of 11.6% in 2016 and is expected to reach 150 billion by 2020 Reported by Quintiles IMS Health

Quintiles IMS Health Report Link

The world health organization reports that in 2012 there were 14 millic ncer leading to 8.2 million deaths. Over the next ber is expected to increase by 65% to 22 millic 13 million deaths

07/25/2014



Provisional Patent for the next generation of Tumor Treating Fields filed

Developed a new way to make TTF available for late stage cancer patients a provisional patent was filed

January 5, 2015


"Because they have more life to live..."

The Beginning

The company is launched to build a new cancer therapy designed from the ground up to treat late stage cancer patients with disease in multiple locations

07/09/2015

Filed for U.S and and International patent protection

Filed a full U.S, patent and a patent priority date from the international patent examiners in over a 140 countries

10/26/2015

Awarded PCT Patent Priority Dates

PCT examiners declared our invention Novel, Inventive and having commercial application. Indicating they found no other device like it in the world.

11/2015

University of Central Florida Business Incubation Program

Mr Travers attended the Excellence in Entrepreneurship program through the University of Central Florida. After completion Mr Travers was voted into the UCF incubation business program

05/2016

Filed for Long Term Patent Protection in 36 countries

36 strategic countries were chosen for the seeking of long term patent protection. Considerations where regulatory requirements and medical tourism.

05/08/2016



Laurie Travers completed over 10,000 hours of TTF therapy

Laurie's 10,000 hrs of wearing our original device not only extended her life, but gave our engineers the foundation for our next generation device.

07/26/2016

Full 20 Year Patent granted in Luxembourg

The first E.U, country to review of our patent application was Luxembourg, which granted our device a full 20 year patent. The country is the wealthiest in the E.U and is strategically placed

03/2017



Completed Proof of Concept Prototype

Completed proof of concept prototype. Our CEO wore the device and demonstrated its ability to dynamically control Tumor Treating Fields through the human body.

08/2017

Notice of Allowance for Full U.S. Patent Received from U.S. Patent Office

LifeBridge Receives NOA for its Tumor Treating Field device

09/2017

Anticipate Launching Campaign on EngineStart

Now that the ground work is laid we are seeking capital to implement our plan to treat 10,000 late stage cancer patients over the next 5 to 7 years

Meet the Founders



Peter F Travers

CEO / Managing Member

Founder & CEO 40 years of experience in entrepreneurship, with strong background in marketing and customer loyalty research. Mr. Travers earned his Bachelor's degree in Communication from the University of Central Florida. He has started several firms from scratch, including a medical patient education company that sold training materials he produced to over 3,000 of the nation's hospitals over a 12-year period. Mr. Travers established a marketing program that achieved over 1,000,000 viewers per year on the closed-circuit television systems of over 1,000 hospitals nationwide. Mr Travers has served has the managing Member of Loyalty Based Innovations, LLC the Intellectual Property firm holding and licensing patents, since Jan of 2015 Mr Travers has served as the managing member of Comprehensive Innovations, LLC, his personal holding company and majority owner of Lifebridge 10000, LLC since 2015 Mr Travers serves as the managing member of LifeBridge 10000, LLC Since Jan 2015. The company of this offering providing cancer therapies. Mr Travers has served has the CEO of Comprehensive Loyalty, INC since August of 2002. The firm specializes in customer loyalty and predictive models for retail site selection



Ken Watkins

Senior Engineer

Team leader for development of the LB10000 system and ongoing innovations in the area of Tumor Treating Fields. Mr. Watkins received his B.S.E.E. and M.S.E.E. from the University of New Mexico. He has over 40 years' experience in developing new high-tech products. He held the position of Electrical Engineering Manager at Northrop Grumman Corp, where he was responsible for overseeing the work of 30 electrical engineers. Mr. Watkins carries top-secret clearance and worked on the Trident Missile while at Gulton Industries. He has also written a book on how to convert gas-powered vehicles to all electric. Mr. Watkins brings a wealth of experience and team-building knowledge to LifeBridge.



Timothy Vandermey

Senior Engineer

Consults on the LB10000 prototype design and ongoing innovations in the area of Tumor Treating Fields. Mr. VanderMey earned his B.S degree in Mechanical Engineering from Geneva College with Math and Electrical Engineering minors. He is the founder and president of Proton Design, a firm that provides engineering design consulting. He led a 15-member engineering department while with the Intellon Corporation. His work has achieved many patents for both him and his clients. He recently designed a medical device to measure pressure during tracheal intubation. Mr. VanderMey developed the original design for the LB10000.

And the Rest of the Team



Dianna LaTour

Business Strategy Advisor

Ms. LaTour has been successful in starting and building new ventures, repositioning under-performing organizations, identifying and negotiating mergers and acquisitions for successful companies, and restarting failing businesses. She currently serves as an Operating Partner for LFE Capital, Naples, FL and Minneapolis, MN and the Managing Partner of LaTour & Associates, an international consulting firm focused on innovative business development. Previously she served as President & CEO of World Telehealth Corporation, an online healthcare company serving the G77 countries; CEO of ContourPak International, a cold therapy healthcare products company (acquired by Futuro); Founder, CEO and President of Theranetics, Inc., a physical therapy media products company (acquired by Kaiser Permanente); President & CEO of numerous tech companies. Ms. LaTour currently serves as Chairman of the Board, Earthrise Space Inc.; Board Member of Zuke Music Inc.; and Karman Space Inc.; and Board Observer for TAO Connect Inc., and Mend Software Inc. She also serves on community boards at Crummer Business School Entrepreneurial Program at Rollins College; the Regional Joint Partnership Capital Task Force for Orlando, Inc., and BizLife and Factur. Ms. LaTour holds a B.S. in Mathematics from University of California, Los Angeles, M.S. degrees in Mathematics & Behavioral Psychology from University of Southern California, and is a graduate of the Advanced Management Program at Harvard University.



Scott Hubbard

Global market Strategist/Clinical Research Advisor

Mr. Hubbard provides advice on most aspects of LifeBridge's business model and research efforts. He provides business contacts and will play a major role in advising the structure and organization of the Phase 1 clinical trial. Scott has over 20 years' experience in the medical device industry. He is presently the Senior Director of Business Development/Partnerships for Merge eClinical, an IBM Company that streamlines data collection and analysis for clinical trials globally. Prior to his present position, he was the Director of Business Development, Medical Devices and Diagnostic Research for ICON plc, the fifth largest clinical research company in the world, with over 10,000 employees in 38 countries.



Lee M. Zehngebot, MD

Medical Advisor

Dr. Lee Zehngebot has served as the Director of Clinical Research, Florida Hospital Cancer Institute in Orlando since 2007 and has participated as Principal Investigator and Co-Investigator on numerous clinical studies. In 2008, he helped Florida Hospital to earn a Clinical Trials Participation National Award from the American Society of Clinical Oncology (ASCO).Published in prestigious journals such as the Journal of Clinical Oncology, Cancer and Annals of Oncology; recognized with a regional award as one of the Best Doctors in America. Dr. Zehngebot has expressed an interest in being the principle investigator for our phase 1 clinical trial once FDA requirements have been met.



Avi Roop

Med Device Commercialization

Avi Roop is the Chairman of the Board and CEO of Miret Surgical Inc., a Managing Member of ExoToe LLC, and a Partner with Surgical Design Innovations. His twenty-year career in surgical and interventional device markets encompasses ten years at 2 large-caps and ten years at 5 start-ups. Three of the five start-ups were sold to strategic partners; the other two are going concerns. Avi has spent fourteen years in customer-facing roles spanning senior management, corporate marketing, and product development. He possesses extensive experience in early-stage development from unmet need identification to early commercialization. During his career, he has been named on twenty-four issued US patents and more than 35 issued patents globally. Avi completed the Stanford Biodesign Fellowship supported by the Cottrell, Kauffman and Lucile Packard Foundations, received an MBA from the Haas School of Business at UC Berkeley and received a BS Mechanical Engineering from the University of Minnesota Institute of Technology.



Edward Abt

Accounting

Mr. Abt has 23 years of experience in financial and accounting roles with General Electric Credit, Martin Marietta, and several non-profits. He has a business management degree from UCF and started his career after college with Mr. Travers' first start-up as his office manager/bookkeeper. He works part-time as LifeBridge 10000's bookkeeper. Mr. Abt has 23 years of experience in financial and accounting roles with General Electric Credit, Martin Marietta, and several non-profits.



Scott Krywick

Head Programmer

30 years of experience in commercial and DoD image processing and command & control, in the past winner of technical Emmy award for his work on High Definition video imaging

Offering Summary

Maximum 107,000 Non Voting Membership Interests ($107,000)

Minimum 10,000 Non Voting Membership Interests ($10,000)

Company	LifeBridge 10000, LLC
Corporate Address	862 E Wildmere Ave, Longwood, FL 32750
Description of Business	LifeBridge 10000 is an oncology company specializing in bringing promising and proven therapies to late stage patients. Thereby providing the chance for high quality extended life.
Type of Security Offered	Non Voting Membership Interests
Purchase Price of Security Offered	$1
Minimum Investment Amount (per investor)	$100

LifeBridge 10000, LLC (the “Compnay”) is offering up to 107,000 Non Voting Membership Interests on a best efforts basis. The offering may continue until 90 days from SEC filing (which may be extended at our option) or the date when all the shares have been sold. The units will be priced at One Dollar ($1.00) per Membership Interest. The minimum investor purchase shall be 100 Membership Interests.

Our minimum target offering amount is Ten Thousand ($10,000) and the maximum is One Hundred Seven Thousand Dollars ($107,000). If we reach the target offering amount of $107,000 we may amend the target amount, and after providing additional documentation, continue with a larger target. We may do this multiple times up to $1,070,000 in the calendar year 2017.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing we encourage you to refer to www.investor.gov.

There is currently no trading market for our shares and we cannot guarantee that such a trading market for our common stock will ever exist. Please see “Transferability of Securities.

Perks (*Please note all perks occur after the offering ends and where applicable, when treatment is available***)**

$100+ A thank you letter from our CEO and the option to submit a poem for our "*I Have More Life to Live*" book of poems. Poems must be written in good taste. Poems can be submitted by a friend in your name. Poems from cancer survivors or loved ones of survivors or past warriors of cancer, will be given the best placement in the collection. Poems must be original and can be copyrighted by authors, but must include permission to LifeBridge 10000 to print and distribute the poem free of charge for promotion of cancer therapy development. To be published poems must be 500 words or less. Please submit in word using Times New Roman font at 12pts.

$500+ Thank you posting, with "in honor of" photograph on a special permanent section on our web page. Honor a friend or loved one who died or is fighting cancer by placing their picture in this section of our web page and the option to submit a poem for our "*I Have More Life to Live*" book of poems. Poems must be written in good taste. Poems can be submitted by a friend in your name. Poems from cancer survivors or loved one of survivors or past warriors of cancer will be given the best placement in the collection .

$1,000+ Each increment of $1,000 dollar purchase of stock will include a book of poems compiled from our investors entitled " I have more life to live" (4 color cover)

$5,000+ Made Possible By "*Your Name*". Our business model includes giving a percentage of profits toward treatment to those who cannot afford the therapy. When you purchase stock at this level, we will place your name on a plague on a wave generator that delivers TTF to fight cancer. It will read "This therapy is made possible by "*Your names*" " Up to 4 plaques per generator.

$25,000+ At this level 2 wave generators will be engraved with only your name stating "This therapy is made possible by "*Your names*"

$50,000+ When you purchase stock at this level we will name a meeting room at our future headquarters after you and dedicate it to you or a survivor. Only 2 available. In addition your Shares will be issued as voting shares.

$100,000+ At this level 10 wave generators will be engraved with only your name stating "This therapy is made possible by "Your names" You will also receive a special copy of our book of poems signed by our entire team.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

VIDEO TRANSCRIPT (Exhibit D)

Slide 2:

My name is Peter Travers I am the CEO of LifeBridge 10000… Our story began in late 2012, my wife Laurie's battle with breast cancer was coming to an end. She had developed cancer in the pleura around her left lung which was causing it to collapse making it hard for her to breath... Then we heard about a new therapy that had been FDA approved for brain cancer and was found effective on 20 types of cancer, but would not be available for Laurie for 10 years… It's called Tumor Treating Fields or TTF. As I researched TTF I found it had already shown positive results in a pilot study for breast cancer. There had even been a phase 2 clinical trial showing it safe and effective for lung cancer on 41 patients… This evidence made me determined to try TTF... So we put together a production team headed by a senior engineer. In May of 2013 we had a working device. I put it on myself for testing and found it to work within the safety specifications of established research. It was now ready for Laurie…

Slide 3:

In May of 2013 Laurie had 900 cc of fluid removed from the pleura around her lung. The next day she began wearing the TTF device. In 9 weeks the cancer in her pleura had been resolved... We thanked God… She began to go back to work when not wearing the device and would even go swimming. But new scans showed cancer in her liver. We simply added a new array and continued with life. Then cancer spread to the peritoneal cavity. It was at this point that we ran into the limitations of the present form of TTF… During this time we tried several chemo's in conjunction with TTF, but only saw improvement where the TTF was targeted.

Slide 4:

Tumor Treating Fields are strong in the center of arrays, but weak around the edges. For this reason, its important to center arrays on the diseased area. Sort of like a bullseye…

Slide 5:

In our case this was not possible because you cannot put arrays on top of arrays. This left us with the excruciating decision as to what cancer to treat and which to let grow.

Slide 6 :

This was the beginning of the end. We cleared the cancer in the liver twice, stabilized it in the pleura and peritoneal cavity. But it spread to so many areas we just couldn't stay ahead of its progression… and after 3 wonderful years of extra life Laurie passed away surrounded by family in May of 2016… During those years she blessed a lot of people and even got to see her first grandchild

Slide 7:

Our engineers said there had to be a better way and created a new form of TTF through our patent pending device we call the LB10000. Basically it achieves dynamic reassignment of array elements. So those late stage cancer patients using TTF will no longer have to choose to let some cancer go untreated.

Slide 8:

The LB10000 can do waves through the body canvassing for untreated cancer.

Slide 9:A

Our mission is to treat ten thousand patients who have more life to live over the next 7 years…

On behalf half of those who have more Life to Live, we would like to ask you to join our team by investing in our effort.
Our company is set up as a social Enterprise all investors must agree to give a percentage of profits to those who cannot afford treatment and discounts are given to lower-income families.
Please start by following us on Facebook. Visit our website at www.LifeBridge10000.com
And finally invest in our efforts through www.EngineStart.com. Please use your social media Network to get the word out about our effort and ask your friends to do the same.
Thank you for your time on behalf of those who have more Life to Live.**Proof Of Concept Video**

1. (19 sec)

Hello my name is Peter Travers and I am the CEO of LifeBridge 10,000

In this video we will show you our ability to dynamically control Tumor Treating Fields to any configuration. Then we will show you our device in use.

Last, we will show you a 3d simulation of an identical field and then give a brief explanation of the advantages of our device. Let's get started.

1. (14 seconds right to left, left to right)

This is a graphic showing how Tumor Treating Fields work through the human body.The lights blinking on the patient indicate that a field is passing through the body from the red disc to the green, killing cancer cells.

1. (9 sec fast diagonals)

This sequence repeats the previous switching, but at a faster pace. Research shows faster switching can increase tumor reduction

1. (7 seconds)

Now we create a Tumor Treating Field wave through the body. This would be beneficial for defuse disease.

1. (8 sec)

Here we show a half moon field showing that any array element can switch to the opposite polarity

1. (8 sec)

Here we show a full Tumor Treating Field utilizing all the discs in the arrays.

1. (2:16)

Our goal with this next shot is to show you one continuous scene with our tumor treating field device working, putting fields through my body. The arrays are now on my body one in the front and one in the back. As you watch the device working we believe you're watching medical history. We know of no other device that can place a fully controllable tumor treating field through a human body. The international patent examiners agree with this statement as they awarded us a patent priority date in over a 140 countries indicating they found no other device like it in prior art. We are now patent pending for long term protection in 37 countries. The first country to finish examining our patent application was Luxembourg who as awarded us a full 20 year patent. ****News Update- The U.S. Patent OFFICE has issued a Notice of Allowance for our U.S. Patent*****

These arrays could be increased by 12 disc and would be large enough to treat lung cancer, a second could be added and it would be large enough to treat liver cancer from front to back and side to side.

As we round to the front you will see a half moon field firing which shows that each element can cross over to the opposite polarity. Creating the possibly of any firing configuration.

The back array is now off and the 4 discs on the right have changed polarity.

Now we are going to head back down to the oscilloscope on the way you will see the amp meter attached to the arrays. The images on the oscilloscope document that there is an electric field traveling through my body.

The sign waves you see on the screen would not be there if the field was not coupling or fields forming through my body.

The last sign wave you are going to see on the screen is of all 8 discs firing. The intensity, frequency and voltage of the sign wave are within the parameters described in the FDA submission documents for fixed array Tumor treating fields to treat lung cancer.

Now lets move to 3D simulations using the Sim4life medical simulator.

17 seconds

Sim4Life is a revolutionary simulation platform, combining computable human phantoms or models with the most powerful physics solvers and advanced tissue models.. This allows the analyzing of biological real-world phenomena within the human body.

4 sec

This is a cat scan from a female with metastatic breast cancer in the lungs

7 sec

An individual patients scan is imported into Sim4life. This allows us to target the diseased area and personalize the treatment.

Additional FDA approval is needed for Sim4life to be used this way in the United States.

The models contain over 140 tissue types each with its own dielectric constant. This is another way of saying that Sim4life understands and can visually represent what happens to an electric field when it goes through the human body.

Here we are asking Sim4life to take images in slices much the way an MRI does. This will give us a visual representation of what the field that was going through my body would be like going through the lungs.

Now we are going to change our perspective by looking at one of the visual image slice from the top down. We remove the outer skin layer to isolate the lungs. This allows us to pay close attention to the tumor treating field represented by the color mapping through the body.

Before we do that outline the lungs so that we can maintain their orientation during our discussion as you can see the tumor treating feel is moving right back to left front in this particular View and you can clearly see there is a stronger more therapeutic portion to the tumor treating field through the center of the array represented by the white colors being the strongest the yellow the second strongest Etc

The effectiveness of tumor treating Fields can be shown on a graph. Here on the y-axis where illustrating the rate of growth of a tumor, on the x-axis we are representing the intensity of the Tumor Treating Field in volts per centimeter.

When you introduce a tumor treating field at the rate of one to one-and-a-half volts per centimeter the rate of tumor growth drops by 20%, however the important thing to realize here is that even at this level there are more tumor cells growing than are being killed.

When you increase the intensity to 1.75 volts for centimeter the rate of tumor growth drops by 35%. It is not until the intensity of the tumor treating field gets to 2 volts per centimeter that the tumor growth rate drops below 50%. It is at this level that more cells are being killed by the tumor treating field than are able to grow. It is at this level of intensity that the tumor will eventually be eliminated. But look what happens when the intensity of the tumor treating field is raised to between two-and-a-half and three volts per centimeter. The rate of tumor growth is reduced by 80%.

What if you could control this most therapeutic portion of the tumor treating field and make sure the broadest possible tumor reduction takes place. This is exactly what the LifeBridge 10,000 device is designed from the ground up to accomplish.

To illustrate this point here is the image of the tumor treating feel we showed earlier. The most therapeutic portion of the field is obvious in the middle of the tumor treating filed array. However, the portion of the lung we just highlighted in green is not getting a therapeutic field. The goal of fixed array tumor treating fields is to make up for these weak areas with additional targeted firings.

Here we show a firing left-back to right front. When we highlight the undertreated portions of the long from the previous firing we can see that much of the area is now covered with a therapeutic feel. However, these areas do not receive a therapeutic field in either firing. Even fix firing configurations that can deliver a therapeutic fuel to almost all the long still fail to deliver the most therapeutic portion of the tumor treating field to as much as 30 to 40% of the lungs. For millions of patients this does not matter.

They have isolated tumors and targeted delivery serves them very well. However, there are also Millions who have diffuse disease that need a more comprehensive solution. Our device called the LB10000 offers that more comprehensive Solution. By controlling the most therapeutic portion of the tumor treating fields and distributing it over a broad diseased area offering more tumor reduction.

Research shows that if you disrupt cell division using a tumor training field and then leave for a short moment and return the cancer cells do not have time to recover. In other words, exposing and dividing cancer cell to a tumor training field in short intervals has the same killing power as a constant field.

An even more serious drawback to fix tumor treating field arrays is when late-stage disease begins spreading in multiple locations. Eventually you will run out of room to create targeted firings, because you cannot put arrays on top of a arrays.

The LB10000 device overcomes this problem through its ability to dynamically assign array elements to any firing. Here in the span of less than one second the disc highlighted in blue we're used for the liver, left lung, and peritoneal cavity.

On behalf of those who have more Life to Live we would like to ask you to join our team by investing in our effort. Our company is set up as a social Enterprise all investors must agree to give a percentage of profits to those who cannot afford treatment and discounts are given to lower-income families. Please start by following us on Facebook visit our website at LifeBridge10000.com and finally invest in reference to engine start. Please use your social media Network to get the word out about our effort and ask your friends to do the same.

We would like to thank the following companies for supporting our efforts to build our prototype. Apex Microtechnology for supplying us with vital parts. And Zurich Med Tech Makers of Sim4life.

Thank you for your time on behalf of those who have more life to live.

The Problem Video 16 seconds

However, as cancer spreads throughout the body in late stage patients the present form of fixed array TTF fails. (click) TTF arrays need to be centered on tumors. (click) Eventually cancer spreads to places where **fixed arrays cannot be positioned, (click) because you cannot place arrays on top of arrays.**

Our Solution video approx 22 seconds

Our engineers said there had to be a better way. They developed a new patent pending system that achieves dynamic reassignment of array elements, allowing the tumor treating field to be completely controlled.
(click) As shown here the system creates a tumor treating field over the
liver, (click) then a 20th of a second later over the lung, (click) a 20 th of a second later over the peritoneal cavity. (click) Notice that in less than 1 second many of the discs were used to treat all three areas. No longer does the painful decision to let some cancer grow have to made.

Compelling Investment Thesis Video 1 min 22 sec approx

LifeBridge 10000 has:
a proprietary solution that addresses a major global problem
a distinctive technological advantage over the competition
a large addressable market size
a scalable and profitable business model
is patent pending in 38 countries
Has an extensive network of partners and advisors
an experienced team with unique expertise in Healthcare, Engineering, and business
Offers huge societal implications with the hope of extended survival with improved quality of life for late stage patients – without the toxic side effects of traditional treatment,

More Advanced Solution Video approx 30 sec

As you can see by the illustration on the left. The present form of tumor treating fields can set up a sweet spot or target area, but cannot move it. This allows cancer outside the therapeutic area of the tumor treating field to grow without restriction. (Click) In contrast the LifeBridge 10,000 device can do field sweeping (click) through dynamic reassignment of array elements. (click) This ensures that all areas of disease will be treated effectively (click)thereby opening up Tumor Treating Fields to a whole new class of late stage patients.

Large Addressable Market Video approx 40 sec

Analyzing the data from the world health organization there are 24 million cancer patients with less than 36 months to live. Of those, six million are prime candidates for tumor treating fields, after removing for age and types of cancer. As we move through the global regulatory process and

obtain 3rd party reimbursement for our thereby this will become our addressable market and can be measured in the tens of billions. However, our business model starts early with a sub group of patients who can afford to pay for the therapy out of pocket. This group of 90 thousand will travel anywhere in the world to achieve high quality survival. Making the addressable market for our device over six billion dollars per year

The Science of Tumor treating Fields

Science of Tumor Treating Field (TTF). Explains the mechanism of action that allows TTF to treat cancer tumors. Provides visual evidence of TTF at work through fluorescent video of TTF on live cancer cells. Explains how TTF minimizes the likelihood that cancer daughter cells can multiple. Contains scientific descriptions, that may be difficult for the laymen to understand. However, visual video provides understanding of the mechanism of action.

LifeBridge 10000. LLC New Introductory Video Sound Track Transcript

01/29/2018

In 1998, my wife Laurie was diagnosed with stage four breast cancer. We had four boys between the ages of eight and 13. She was only given two and a half years till then. It was a really scary time for us,

but God provided family, friends from church, great medical care. We experienced one prayer filled miracle after another. Fourteen years later, Laurie had survived nine reoccurrences of cancer. She lost her hair seven times and went through two rounds of radiation.

Amazingly, during this time, Laurie raised four boys, worked as a nurse, volunteered at church, and even ran three mini triathlons. Her favorite saying became stop trying to run from the storm and learn to dance in the rain. Cancer had become something we could manage,

but in late 2012 Laurie's battle with cancer was coming to an end. One day I found Laurie fatigue from a chemotherapy that was no longer working, cleaning out our messy garage, getting ready for a garage sale. I said, sweetheart, with all we have going on right now why are you doing a garage sale? She said, after I'm gone, you won't know what to do with all this stuff. We just stood there and held each other. That was a turning point for me. Cancer was no longer something we can manage. I was desperately praying for a solution to help Laurie. My name is Peter Travelers I am the CEO and founder of life bridge 10,000. I'm speaking to you from our offices at the University of Central Florida business incubator where we are in our second year of membership. It's a huge blessing to be part of an organization that's totally committed to our success to help late-stage cancer patients.

At this time in Laurie's battle with cancer, we heard about a new therapy called tumor treating fields which had already been approved by the FDA for Glioblastoma, and more importantly had been shown to work effectively in pre-clinical trials on 20 different types of cancer. But when I researched it, we found that it would not be available for Laurie for 10 full years.

Not intending to get into the business of tumor treating fields but determined to help Laurie. I recruited a senior engineer from church. We formed our own production team that built our own tumor treating fields device.
I put it on myself to see that it would operate within the safety parameters of established research. Our device was ready for Laurie. Laurie was having 900 to 1500 ccs of fluid drawn from the plural around her long, which was actually collapsing her lung making it difficult for her to breath. She was having fluid withdrawn every three weeks. She went in for the procedure, and had 900 cc's withdrawn, and the next day she started wearing our device 12 a day mostly during sleep
Three weeks later she went in and only had 500 CC withdrawn. Three weeks later, only 200 CC and three weeks after that, the cancer in her pleura was resolved. It was like an answer to prayer and a new lease on life. For the next two years, wherever Laurie's cancer broke out, tumor treating fields kept it at bay. She went back to work as a neonatal nurse. She even picked up lap swimming again, which she loved.
Interestingly, four years after Laurie received this benefit, the FDA gave humanitarian approval of tumor treating fields to treat Plural Mesothelioma. The frequency used and the firing configuration is exactly what we used on the cancer in Laurie's Pleura.
Then it happened. Cancer broke out on Laurie in between two different arrays. Tumor treating fields need to be centered on tumors because the edges of the field are not therapeutic enough to stay ahead of cancer. We couldn't put arrays on top of arrays.
This was the beginning of the end for Laurie. We had to make the excruciating decision to let some cancer grow while treating others. Our engineer said there had to be a better way and they came up with a whole new form of tumor treating fields to handle Laurie's problem. Our team worked tirelessly day and night trying to get it done in time for Laurie, but we ran out of time and Laurie passed away surrounded by family in May of 2016
But Laurie, got to experience three years of extra high quality life that we got to spend together and she even got to hold her first grandchild. Laurie would often say day after day as she was putting on the tumor treating fields that she was doing it to help other victims of cancer.
Since then, our engineers completed the new version of tumor treating fields using dynamic reassignment of array elements. Basically, this means our array elements can be shared as you see here, no longer will someone need to make the excruciating decision to let some cancer grow while treating other areas. Research indicates this shared field is just as effective as fixed arrays. We have developed a proof of concept prototype which can be viewed in a video link below.
Our device was awarded a full us patent and one European patent and is patent pending in 36 countries. Why develop a cancer therapy for late stage patients? Because those we all love have more life to live.
lifebridge 10,000 is set up as a social enterprise company. Investors must agree to give a percentage of profits to treat those who cannot afford the therapy. Make a difference today. Click on the invest now button. Join our mission and our community. Thank you for your time on behalf of those who have more life to live.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED OPERATING AGREEMENT

OF

LIFEBRIDGE 10000, LLC

a Florida limited liability company

September 13, 2017

AMENDED AND RESTATED OPERATING AGREEMENT

OF

LIFEBRIDGE 10000, LLC

This Amended and Restated Operating Agreement ("Agreement") of LifeBridge 10000, LLC, a Florida limited liability company, is made and entered into effective the 6th day of September 2017 (the "**Effective Date**"), by and among Peter F. Travers ("P. Travers"), Tim VanderMey ("VanderMey"), Ken Watkins ("Watkins"), David Travers ("D. Travers"), and JT and LeDonna Almon ("Almons") (with P. Travers, T. VanderMey, K. Watkins, D. Travers and the Almons sometimes referred to individually as a "**Member**" and, collectively, as the "**Members**"). This Agreement, as it may be amended and restated from time to time, shall be binding on any person who at the time is a Member, regardless of whether or not the Members has executed this Agreement or any amendment hereto.

R E C I T A L S

A. The Members formed LifeBridge 10000, LLC, a Florida limited liability company (the "**Company**"), effective January 5, 2015 by filing Articles of Organization with the Secretary of State of Florida.

B. This Agreement has been amended and restated to incorporate social enterprise principles, and to reflect a revised Exhibit A.

C. The Members now desire to adopt this amended Agreement to evidence their acceptance of the amendments and to confirm their agreement and understanding concerning the Company, the Company's business assets and operations, the Company's governance, the rights of the Members upon the dissolution or liquidation of the Company and the Members' interest in the Profits, Losses, capital and liabilities of the Company.

NOW, THEREFORE, in consideration of the mutual premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is agreed that the statements of fact contained in Paragraphs A, B and C of the Recitals above are true and correct and are incorporated herein and made a part hereof; and the parties further agree to the terms and conditions set forth in this Agreement.

ARTICLE 1 - DEFINITIONS

Section 1.1 Definitions. Capitalized terms that are used but not defined elsewhere in this Agreement have the meanings provided in this Article 1.

“**Act**” means the Florida Revised Limited Liability Company Act, Chapter 605 of the Florida Statutes, as such Chapter may be amended or revised from time to time.

“**Adjusted Capital Account Balance**” means, with respect to any Member, the balance in such Member’s Capital Account as of the end of the relevant Taxable Year, after giving effect to the following adjustments:

(1) credit to such Capital Account any amounts that such Member is obligated to restore pursuant to this Agreement or as determined pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(c), or is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5); and

(2) debit to such Capital Account the items described in clauses (4), (5) and (6) of Treas. Reg. § 1.704-1(b)(2)(ii)(d).

The foregoing definition of Adjusted Capital Account Balance is intended to comply with the provisions of Treas. Reg. § 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

“**Adjusted Capital Account Deficit**” means, with respect to a Member, an Adjusted Capital Account Balance of less than zero.

“**Affiliate**” of a Member or the Company means a Person that controls, is controlled by or is under common control with such Member or with the Company. As used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise. Ownership of more than fifty percent (50%) of the voting interests of a Person shall be conclusive evidence that control exists.

“**Agreement**” means this Operating Agreement of LifeBridge 10000, LLC, a limited liability company, including all schedules and exhibits attached hereto, as amended from time to time.

“**Articles of Organization**” means the Articles of Organization of the Company as filed with the Secretary of State of Florida, as may be amended from time to time.

“**Available Cash**” means all cash on hand (as determined from time to time) other than cash which is: (i) restricted from Distribution under the terms of any agreement to which the Company is a party; or (ii) added to or retained in reserves in the reasonable discretion of the Manager for the future payment of obligations and liabilities of the Company (including any obligations and liabilities which are not yet due and payable and those liabilities and obligations which may be then past due), and for expenses, capital improvements, capital investments and reinvestments, replacements, contingencies, working capital and other reasonable requirements of the Company.

“**Bankruptcy**” means, with respect to this Agreement, any of the following: (i) the filing under Title 11 of the United States Code, as amended, or any similar statute of any petition by or against any Person, including a filing under any chapter of Title 11 of the United States Code, as amended (which, in the case of an involuntary petition, is not dismissed or stayed within sixty (60) days from the date of filing same); (ii) appointment of a receiver or trustee for such Person; (iii) the making of a general assignment by such Person for the benefit of such Person’s creditors; (iv) the insolvency of such Person, or inability of such Person to pay all of such Person’s respective debts as they mature; or (v) the assumption of custody, or the sequestration by a court of competent jurisdiction, of all, or substantially all, of such Person’s property.

“**Benefit Director**” means the Person taking on the responsibilities of the Benefit Manager described in Section 9.14.

“**Benefit Report**” means the information provided to the public and stakeholders per Section 9.14 (c) measuring the success and/or failure of the Company in meeting its stated goals.

“**Best Interests**” means the list of considerations described in Section 3.5.

“**Bona Fide Offer**” means the written and binding offer from any Person that sets forth the purchase price and terms of the proposed purchase and sale of any Membership Interest hereunder, from a Person who has the financial ability to consummate the proposed purchase and sale and is accompanied by an earnest money deposit in an amount not less than ten percent (10%) of the proposed purchase price as set forth in the Bona Fide Offer and which includes a description of all material terms of the proposed purchase and sale including the name of the prospective purchaser and, if the prospective purchaser is acquiring such Membership Interest as an agent or nominee for one or more other Persons, a statement to that effect as well as the name of each of the principals for whom such nominee or agent is acting.

“**Book Value**” means, with respect to any asset, the asset’s adjusted basis for federal income tax purposes, except as follows:

(1) the initial Book Value for any asset (other than money) contributed by a Member to the Company shall be the value as set forth in this Agreement or, if not set forth in this Agreement, as reasonably determined by the Manager as of the date of contribution;

(2) the Book Value of all Company assets shall be adjusted to equal their respective gross fair market values, as reasonably determined by the Manager if such adjustment is necessary or appropriate, in the judgment of the Manager, to reflect the relative economic interests in the Company as of the following times: (i) the acquisition of additional interests in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the Distribution by the Company to a Member of more than a de minimis amount of cash or property as consideration for interests in the Company; or (iii) the liquidation of the Company for federal income tax purposes pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(g);

(3) the Book Value of any Company asset Distributed to any Member shall be adjusted to equal its gross fair market value on the date of Distribution, as reasonably determined by the Manager;

(4) the Book Values of the Company's assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code § 734(b) or Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m); provided, however, that the Book Values shall not be adjusted under this subparagraph (4) of this definition to the extent that an adjustment pursuant to subparagraph (2) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (4); and

(5) if the Book Value of an asset has been determined or adjusted pursuant to subparagraphs (1), (2) or (4) of this definition, such Book Value shall thereafter be adjusted by the Depreciation taken into account from time to time with respect to such asset for purposes of computing Profits and Losses.

"**Business Day**" means any day other than Saturday, Sunday or any other day on which national banking associations in the State of Florida generally are closed for commercial banking business.

"**Capital Account**" means, with respect to any Member or other owner of an interest in the Company, the Capital Account maintained for such Person in accordance with the following provisions:

(1) to each such Person's Capital Account, there shall be credited the amount of cash contributed by such Person to the Company and the initial Book Value (net of any liability secured by such contributed property that the Company is considered to have assumed or to have taken subject to pursuant to Code § 752) of any non-cash assets contributed to the capital of the Company by such Person, such Person's distributive share of Profits and any items in the nature of income or gain that are specially allocated pursuant to Sections A.1 (Special Allocations) and A.2 (Curative Allocations) of **Appendix A** to this Agreement, and the amount of any Company liabilities assumed by such Person (excluding assumed liabilities that have been taken into account in computing the Book Value of any Company asset Distributed to such Person);

(2) to each such Person's Capital Account there shall be debited the amount of cash and the Book Value of any asset Distributed to such Person pursuant to any provision of this Agreement, such Person's distributive share of Losses, and any items in the nature of expenses or losses that are specially allocated pursuant to Sections A.1 and A.2 of **Appendix A** to this Agreement, and the amount of any liabilities of such Person assumed by the Company (to the extent not taken into account under subparagraph (1) of this definition above);

(3) to the extent that the unrealized income, gain, loss or deduction inherent in property Distributed (or deemed Distributed) in-kind (whether or not Distributed in liquidation) has not previously been reflected in the Members' Capital Accounts, the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property would have been allocated among the Members under this Agreement if there were a taxable disposition of such property for its fair market value as determined on the date of its actual (or deemed) Distribution taking into account Code § 7701(g);

(4) if the Members' Capital Accounts are adjusted in connection with: (i) revaluation of property; (ii) the Distribution of property in-kind (based on the gain or loss inherent in the Distributed property); (iii) the adjustment to the tax basis of any Company asset; or (iv) any other event requiring or permitting the adjustment to the Members' Capital Accounts to reflect their allocable shares of gain or loss inherent in any asset pursuant to Treas. Reg. § 1.704-1(b), then thereafter, in calculating the Members' allocable share of Profits or Losses of the Company pursuant to Article 11 of this Agreement and **Appendix A**, the amount of such adjustments shall be treated as either Company Profits (if a positive adjustment) or Losses (if a negative adjustment) allocated to the Members pursuant to Article 11 of this Agreement and **Appendix A** as the case may be, consistent with the adjustment made to each Member's Capital Account; and

(5) the foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treas. Reg. §§ 1.704-1(b) and 1.704-2 and shall be interpreted and applied in a manner consistent with such Regulations.

"**Capital Contribution**" means, with respect to a Member, the amount of money and the Book Value of other property contributed by such Member (or by such Member's predecessor-in-interest with respect to the same Membership Interest then held by such Member) to the capital of the Company in respect to that Member's Membership Interest, reduced by the amount of any liabilities of the Member that (i) the Company assumes (under the standards provided in the last sentence of Treas. Reg. § 1.704-1(b)(2)(iv)(c)) in connection with that transaction, or (ii) are secured by the property which is contributed by such Member to the Company, excluding the extent to which such secured liabilities have been taken into account in clause (i) of this definition or which exceed the fair market value of the contributed property.

"**Code**" means the Internal Revenue Code of 1986, as amended.

"**Company**" means LifeBridge 10000, LLC, a Florida limited liability company.

"**Company Minimum Gain**" has the same meaning as the term "partnership minimum gain" under Treas. Reg. § 1.704-2(d).

"**Depreciation**" means, for each Taxable Year of the Company, or other period, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Book Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount that bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if such depreciation, amortization or other cost recovery deductions with respect to any such asset for federal income tax purposes is zero for any Taxable Year, Depreciation shall be determined with reference to the asset's Book Value at the beginning of such year using any reasonable method selected by the Manager.

"**Distribution**" means the amount of money and the Book Value of property other than money Distributed to a Member by the Company on account of such Member's Membership Interest, reduced by: (i) any liabilities of the Company that, in conjunction with such Distribution, such Member is considered to assume under the last sentence of Treas. Reg. § 1.704-1(b)(2)(iv)(c), and (ii) any liabilities secured by the Distributed property to which such Member is considered to take the property subject to such secured liabilities pursuant to Code § 752. Payments to a Member (i) with respect to a loan by such Member to the Company or other transactions in which the Member is acting other than in the Member's capacity as a "Partner" within the meaning of Code § 707(a), or (ii) which are guaranteed payments in the meaning of Code § 707(c) of the Code, shall not be treated as Distributions and shall not reduce the Member's Capital Contributions or such Member's Capital Account.

"**Distribute**" means the act of making a Distribution.

"Dragging Members" shall have the meaning set forth in Section 13.9 herein.

"Drag-Along Member" shall have the meaning set forth in Section 13.9 herein.

"Drag-Along Notice" shall have the meaning set forth in Section 13.9 herein.

"Drag-Along Sale" shall have the meaning set forth in Section 13.9 herein.

"**Entity**" means any corporation, partnership, joint venture or enterprise, limited liability company, unincorporated association, trust, estate, governmental entity or body, or any other business association or legal entity, including any state law entity disregarded as a separate entity for federal income tax purposes.

"**Family Member**" means, with respect to a Member who is a natural person, any individual who is an ancestor, lineal descendant or spouse of such Member. For purposes of determining Family Members of an individual under this Agreement, an adopted child shall be considered a natural born child of his or her adoptive parents if such child was adopted prior to attaining 14 years of age and the adoptive parents of any such adopted child shall be considered the only parents of such adopted child.

"**Family Trust**" means, with respect to a Member, a trust that satisfies both of the following conditions: (i) such trust is for the exclusive benefit of such Member and/or one or more Family Members of such Member, or provides for an income interest only for the spouse of such Member (either alone or in conjunction with one or more other Family Members of such Member) and all the remaindermen (other than distributees of minor monetary amounts and/or items of tangible personal property) of such trust are Family Members of such Member; and (ii) except as provided below, the trustees of such trust are such Member or Family Members of such Member and/or such other Persons as may be approved by the remaining Members of the Company. In order to determine who are the Family Members and Family Trusts of a Member which is itself a trust, an individual who is the settlor of such trust and any Family Member of such settlor shall be deemed to be a Family Member of such trust and any trust created by, or which is a Family trust of, the settlor and/or any Family Member of such settlor shall also be deemed to be a Family trust of such trust.

"**Incapacity**" means (in the case of a Member that is an individual) an individual's ability to manage his or her financial affairs is substantially impaired and such impairment will, in the opinion of both the individual's attending physician and a qualified physician selected by the Company, more likely than not be expected to continue until his or her death.

"Intellectual Property" means any and all intellectual property and tangible embodiments thereof, including without limitation inventions, discoveries, designs, specifications, developments, methods, modifications, improvements, processes, know-how, show-how, techniques, algorithms, databases, computer software and code (including software and firmware listings, assemblers, applets, compilers, source code, object code, net lists, design tools, user interfaces, application programming interfaces, protocols, formats, documentation, annotations, comments, data, data structures, databases, data collections, system build software and instructions), formulae, techniques, supplier and customer lists, trade secrets, graphics or images, text, audio or visual works, materials that document design or design processes, or that document research or testing, schematics, diagrams, product specifications and other works of authorship.

"Intellectual Property Rights" means, collectively, all rights in, to and under patents, trade secret rights, copyrights, trademarks, service marks, trade dress and similar rights of any type under the laws of any governmental authority, including without limitation, all applications and registrations relating to the foregoing.

"**Majority Members**" means the Member or Members holding more than fifty percent (50%) of the Percentage Interests of the Company. For purposes of determining the Majority Members, any Percentage Interest owned by the holder of a Transferable Interest shall be treated as zero percent (0%) (see the definition of a "Transferable Interest" for rules governing who will be treated as a "holder of a Transferable Interest").

"**Manager**" means the Person or Persons appointed and serving as Manager or Managers in accordance with Section 9.1 of this Agreement. If there is more than one (1) manager of the Company, the term "**Manager**" as used in this Agreement shall be deemed to include the plural of such term as appropriate in this context.

"**Members**" means all Persons who are parties to this Agreement who are listed and otherwise identified as Members on **<u>Exhibit A</u>** attached hereto and made a part hereof, and those Persons that are subsequently admitted as Members of the Company, identified as Members on the books and records of the Company and who become subject to the terms and conditions of this Agreement. The holder of a Transferable Interest shall be treated as a Member with respect to such Transferable Interest (and the Percentage Interest represented thereby) solely for the purposes of allocations under Article 11 and Distributions under Article 12 and Section 16.3. "**Member**" means any one of the Members.

"**Membership Interest**" means, with respect to each Member, such Member's entire interest in the Company, including each such Member's interest in the capital of the Company, such Member's Percentage Interest in the Profits, Losses and Distributions, and such Member's governance rights, which include the right to vote (based upon such Member's Percentage Interest) on all matters that are subject to a vote of the Members. The Membership Interest of a Member may vary during the course of a year as Membership Interests are Transferred or as new Members are admitted and additional Capital Contributions are made.

"**Member Nonrecourse Debt**" has the same meaning as the term "partner nonrecourse debt" under Treas. Reg. § 1.704-2(b)(4).

"**Member Nonrecourse Debt Minimum Gain**" has the same meaning as the term "partner nonrecourse debt minimum gain" under Treas. Reg. § 1.704-2(i)(2), and shall be determined in accordance with Treas. Reg. § 1.704-2(i)(3).

"**Member Nonrecourse Deductions**" has the same meaning as the term "partner nonrecourse deductions" under Treas. Reg. § 1.704-2(i)(1). The amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt for each Taxable Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during such Taxable Year over the aggregate amount of any Distributions during such Taxable Year to the Member who bears the economic risk of loss for such Member Nonrecourse Debt to the extent that such Distributions are from the proceeds of such Member Nonrecourse Debt which are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. § 1.704-2(i)(2).

"**Nonrecourse Debt**" or "**Nonrecourse Liability**" has the same meaning as the "nonrecourse liability" under Treas. Reg. § 1.704-2(b)(3).

"**Nonrecourse Deductions**" has the same meaning set forth in Treas. Reg. § 1.704-2(b)(1). The amount of Nonrecourse Deductions for a Taxable Year of the Company equals the excess (if any) of the net increase (if any) in the amount of Company Minimum Gain during that Taxable Year over the aggregate amount of any Distributions during the Taxable Year of proceeds of a Nonrecourse Debt that are allocable to an increase in Company Minimum Gain, determined in accordance with the provisions of Treas. Reg. § 1.704-2(c).

"**Percentage Interest**" means, with respect to each Member, the Percentage Interest of such Member in the Profits, Losses, Distributions and voting rights as set forth in **Exhibit A** attached hereto. The Percentage Interests of the Members may thereafter be adjusted in the manner provided elsewhere in this Agreement.

"**Permitted Transfer**" shall have the meaning set forth in Section 13.3 of this Agreement.

"**Person**" means any individual or Entity.

"**Profits**" or "**Losses**" means, for each Taxable Year or other period, the taxable income or taxable loss of the Company as determined for federal income tax purposes utilizing the method of accounting followed by the Company and in accordance with Code § 703(a) (including in such taxable income or taxable loss all items of income, gain, loss or deduction required to be stated separately pursuant to Code § 703(a)(1)) with the following adjustments:

(6) all items of gain or loss resulting from any disposition of Company assets shall be determined upon the basis of the Book Value of such assets rather than the adjusted tax basis thereof;

(7) any income of the Company that is exempt from federal income tax and has not otherwise been taken into account in computing Profits or Losses shall be added to such taxable income or loss;

(8) any expenditures of the Company that are described in Code § 705(a)(2)(B), or treated as such pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(i), and that are not otherwise taken into account in the computation of taxable income or loss of the Company, shall be deducted in the determination of Profits or Losses;

(9) if the Book Value of any Company asset is adjusted pursuant to subparagraphs (2) or (3) of the definition of "Book Value" in this Article 1, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such assets for purposes of computing Profits or Losses unless such gain or loss is specially allocated pursuant to Section A.1. of **Appendix A** to this Agreement;

(10) in lieu of the depreciation, amortization and other cost recovery deductions taken into account in determining such taxable income or loss, there shall be deducted Depreciation (as defined above); and

(11) notwithstanding any of the foregoing provisions, any items that are specially allocated pursuant to Sections A.1. or A.2. of **Appendix A** to this Agreement shall not be taken into account in computing Profits or Losses.

"**Proportionate Share**" shall mean the portion of the Membership Interest available for purchase hereunder either: (i) determined by multiplying the Membership Interest available for purchase hereunder by a fraction, the numerator of which is the Percentage Interest of the

Member who is entitled to and elects to purchase such Member's Proportionate Share of the Membership Interest available for purchase hereunder, and the denominator of which is the total Percentage Interests of all of the Members who are entitled to and who elect to purchase their Proportionate Share of the Membership Interest available for purchase hereunder pursuant to this Agreement; or (ii) such other portion as may be mutually agreed upon by such participating Members.

"**Super Majority Members**" means the Members holding more than sixty-six and two-thirds percent (66-2/3%) of the Percentage Interests of the Company, as determined from time to time. For purposes of determining the Super Majority Members, any Percentage Interest owned by a holder of a Transferable Interest shall be treated as zero percent (0.0%) (see the definition of "Transferable Interest" below for rules governing who will be treated as the "holder of a Transferable Interest").

"**Taxable Year**" means the calendar year or such other annual period properly used by the Company as its taxable year for federal income tax reporting purposes.

"**Transfer**" means (i) as a noun, the transfer of legal, equitable or beneficial ownership by sale, exchange, assignment, pledge or grant of a security interest, or other conveyance or disposition of any kind, whether voluntary or involuntary, including transfers by operation of law or legal process and includes, with respect to a Member, (a) the appointment of a receiver, trustee, liquidator, custodian or other similar official for that Member or all or any part of the property of such Member under a bankruptcy proceeding, (b) a gift, donation, transfer by will or intestacy or other similar type of transfer or disposition by such Member, whether *inter vivos* or *mortis causa*, and (c) any other transfer or disposition by such Member to a spouse or former spouse (including by reason of a separation agreement or divorce, equitable or community or marital property distribution, judicial decree or other court order concerning the division or partition of property between spouses or former spouses or other persons); and (ii) as a verb, the act of making any Transfer.

"**Transferable Interest**" means the right described in § 605.0102(66) of the Act (or any successor provision thereto), as initially owned by a Person in such Person's capacity as a Member, to receive Distributions from the Company in accordance with this Agreement, whether such Person remains a Member or continues to own a part of such right. The holder of a Transferable Interest shall be allocated Profits and Losses with respect to such Transferable Interest (and the Percentage Interest represented thereby) as provided in Article 11 of this Agreement. Any references in this Agreement to a "holder of a Transferable Interest" shall be deemed for purposes of this Agreement to refer to a Person whose ownership of an equity interest in the Company is limited to the ownership of a Transferable Interest.

"**Treasury Regulations**" or "**Treas. Reg.**" means the final and temporary regulations of the Department of the Treasury promulgated with respect to the Code, as such regulations may be modified from time to time.

"**Valuation Date**" means the last date of the calendar month either coinciding with, or immediately preceding (whichever is applicable):

(1) the date of death of a Deceased Member, in the case of the sale and purchase pursuant to Section 13.13 below;

(2) the date the divorce of the Divorced Member is finally adjudicated in the case of a sale and purchase of a Divorced Membership Interest pursuant to Section 13.4 below;

(3) at the election of the Company, either (i) the date on which the Defaulted Membership Interest was Transferred in violation of this Agreement, or (ii) the date the Company gives the Transfer in Violation Notice to the Holder or the Member who made or suffered a Transfer of the Defaulted Membership Interest in the case of a sale and purchase of a Defaulted Membership Interest under Section 13.6 below; or

(4) a date of the Company's choosing, but not to exceed thirty (30) days prior to the date on which the Company sends notice of its intent to exercise its Call Option, in the case of the sale and purchase pursuant to Section 13.11 below.

ARTICLE 2 - ORGANIZATION

Section 2.1 Formation. The Members have formed the Company pursuant to the Act. The Members shall execute such documents and take such actions, at Company expense, as may be necessary or desirable to maintain the Company's status as a limited liability company under the Act and as a partnership under the Code, and to carry out the business purposes of the Company as set forth in Section 3.1 below. If there is any conflict between the terms of this Agreement and the Articles of Organization, this Agreement shall control.

Section 2.2 Name and Principal Place of Business. The name of the Company shall be LifeBridge 10000, LLC, or such other name as the Manager may from time to time designate. The principal place of business of the Company shall be 862 E. Wildmere Avenue, Longwood, Florida 32750, or such other place as the Manager may designate from time to time.

Section 2.3 Term. The term of the Company commenced on the date of filing of the Articles of Organization and shall continue in perpetuity, unless sooner dissolved in accordance with Article 16 hereof or as otherwise provided by the Act.

Section 2.4 Registered Office and Agent in Florida. The address of the Company's registered office in the State of Florida is 862 E. Wildmere Avenue, Longwood, Florida 32750. The name of the Company's registered agent at that address is Peter F. Travers. The Manager may, from time to time, on behalf of the Company, change the registered office and/or the registered agent of the Company.

Section 2.5 Qualification in Other Jurisdictions. The Manager shall cause the Company to be qualified or registered in any jurisdiction in which the Company transacts business and is required under applicable local law to qualify or register, including a registration under an assumed or fictitious name statute or similar laws. The Manager and/or the Members shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company intends to conduct business.

ARTICLE 3 - BUSINESS AND PURPOSE OF THE COMPANY

Section 3.1 Business of the Company. The business of the Company is to conduct research regarding, and perform services related to, the treatment of cancer. In addition, the Company may engage in any other business permitted under applicable law and otherwise approved by the Majority Members.

Section 3.2 Assignment of Intellectual Property. The members agree to assign to the CI, LLC the entire right, title and interest in and to any and all of the following: (a) Intellectual Property created, designed or engineered by any member for the purpose and benefit of the Company or its Affiliates; (b) any and all Intellectual Property Rights claiming or covering such Intellectual Property; (c) any and all causes of action that may have accrued to the undersigned in connection with such Intellectual Property or Intellectual Property Rights; and (d) any and all Intellectual Property Rights that may have derived from work done by the Members in the area of Tumor Treating Fields prior to the formation of the Company. The members further agree to execute and deliver to the Company the Assignment of any patents and patent applications in connection with such Intellectual Property.

Section 3.3 Purpose of the Company._The purpose of the Company is to advance and support unique tools and approaches that preserve and extend the quality of life of those that are battling cancer. The Company will operate with the goal of being ethically responsible, producing high-quality technical solutions intended to inspire others to work towards a similar purpose. The Company is committed to the enhancement of technologies that advance the Company's purpose while creating opportunities for people to access such technologies regardless of financial means.

Section 3.4 Contribution Percentage.

(a) All Members understand and acknowledge that the Company's mission is to contribute ten percent (10%) of the Company's annual net profit (the **"Contribution Percentage"**) to provide pro bono services to individuals in need (the **"Mission"**). The Company reserves the right, upon the unanimous agreement of the Members, to increase the Contribution Percentage.

Section 3.5 Consideration of Stakeholders and Other Interests.

(a) In discharging his or her duties and determining what is in the best interest of the Company and its Members, the Manager shall consider factors relevant to the Purpose of the Company and the Manager shall not be required to regard any interest, or the interests of any particular group affected by such action, as a dominant or controlling interest or factor. The

Manager shall give due consideration to the following factors, including, but not limited to, the long-term prospects and interests of the Company and the Members, and the social, economic, legal, spiritual, environmental or other effects of any action on people battling cancer, those treating cancer patients, the Company's current and retired employees, the organizations and communities we support, our customers and prospective customers, supporters connected to the Company, and all those who share the Company's goals of serving those cancer victims who have more life to live (collectively, with the Members, the **"Stakeholders"**).

(b) In addition to these factors the Management Committee should attempt to partner with and advance the abilities of hard working people, including those who have been marginalized: including immigrants, minorities, elders, youth, women and people with disabilities. The Company's efforts will be measured by social impact metrics with the intent of refining alignment with the Company's Purpose.

(c) Nothing in this Section 3.5, express or implied, is intended to create or shall create or grant any right in or for any person other than a Member or any cause of action by or for any person other than a Member. Notwithstanding the foregoing, the Manager is entitled to rely upon the definition of "Best Interests" as set forth above and such reliance shall not, absent another breach, be construed as a breach of the Manager's fiduciary duty of care.

ARTICLE 4 - NAMES AND ADDRESSES OF MEMBERS

Section 4.1 Members. The names and addresses of the Members are listed on **Exhibit A** attached hereto and made a part hereof.

Section 4.2 Additional Members. Except as authorized or permitted in accordance with Article 13 hereof, one or more additional members may be admitted to the Company only with the consent of the Majority Members to such admission. Any such consent may be given or arbitrarily withheld in the sole and absolute discretion of such Majority Members. Upon the admission of additional members in accordance with this Agreement, the Members shall cause this Agreement to be amended accordingly.

Section 4.3 Verification of Membership Interests. The Company will issue certificates of Membership Interest, which will include transfer restrictions, stating the Percentage Interest and other rights owned by such Member as of the date the certificate is provided.

ARTICLE 5 - COMPANY ACCOUNTING

Section 5.1 Books and Records; Method of Accounting. The Manager shall cause the Company to maintain, at Company expense, full and accurate books of the Company as are required to be maintained by the Company pursuant to the Act, at the Company's principal place of business specified in Section 2.2 above. The books of the Company, for tax and financial reporting purposes, shall be kept on the cash method of accounting (or, if applicable, such other method of accounting required to be used by the Company for federal income tax purposes). The Taxable Year of the Company shall be the calendar year (or, if applicable, such other Taxable Year required to be used by the Company for federal income tax purposes). Except as otherwise provided in this Agreement or under the Act, any Member may at any time during the regular business hours, after giving reasonable prior notice to the Company, inspect and copy (at such Member's expense) any of the Company's records required to be made available to the Members under the Act.

Section 5.2 Tax Reports. The Company shall endeavor to send or cause to be sent as soon as reasonably possible after the close of each Taxable Year, to each Person who was a Member of the Company at any time during such Taxable Year then ended, such tax information as shall be necessary for the preparation by such Person of such Person's federal income tax return and, if applicable, such Person's state income tax return.

Section 5.3 Bank Accounts; Temporary Investment of Company. The Manager may open, or cause to be opened, and will thereafter maintain, or cause to be maintained, at Company expense, one (1) or more bank accounts in the name and for the sole benefit of the Company in which there shall be deposited all of the capital of the Company, Capital Contributions (to the extent made in cash), all gross receipts of the Company, and the proceeds of loans, if any, that the Company may obtain. The funds in the Company's bank account or accounts shall be used solely for Company purposes and shall not be commingled with the funds of any other Person. Withdrawals shall be made only on the signatures of Persons as may be designated by the Manager. Reserved cash, cash held pending the expenditure of funds in furtherance of the affairs of the Company and cash held pending a Distribution to the Members may be invested in such liquid or illiquid investments as the Manager may determine.

Section 5.4 Income Tax Elections. The Manager shall cause the Company to make such income tax elections available to the Company under the Code or the Treasury Regulations as the Manager shall determine.

ARTICLE 6 - CAPITAL CONTRIBUTIONS

Section 6.1 Capital Contributions to the Company. Concurrently with the execution of this Agreement, the Members have contributed as Capital Contributions to the Company the assets set forth in **Exhibit A** attached to this Agreement and made a part hereof.

Section 6.2 Additional Contributions. It is anticipated the Company will generate sufficient earnings and, if necessary, borrow sufficient funds to operate the Company's business and, except as otherwise provided herein, no Member shall be required, obligated or permitted to make additional Capital Contributions to the Company without the consent of the Manager. In the event that additional Capital Contributions are determined to be necessary by the Manager, then the Manager may solicit additional Capital Contributions from the Members, and the Members shall be entitled to contribute their Proportionate Share of such additional Capital Contributions. In the event that the Proportionate Shares of the additional Capital Contributions do not equal the Members' relative Membership Interests, then the Manager shall issue additional Membership Interests to those Members that make disproportionate additional Capital Contributions upon such terms and conditions as the Manager may reasonably determine. In furtherance thereof, except as otherwise provided herein, no Member shall be obligated to make any contribution or other payment to the Company with respect to a deficit balance, if any, in such Member's Capital Account as provided in Section 7.1 below.

Section 6.3 Return of Capital Contributions. Except as expressly provided for herein to the contrary, a Member shall not be entitled to withdraw any portion of the Member's Capital Contributions in money or property prior to dissolution of the Company and then only in accordance with the provisions of the Act and this Agreement. No interest shall be paid on the Member's Capital Contributions (or on the credit balance in the Member's Capital Account).

Section 6.4 Member Advances. In the event that, from time to time, the capital of the Company is insufficient to pay when due any of the expenses, obligations or liabilities of the Company, or any other needs of the Company related to the conduct of the business of the Company, the Company shall be permitted to obtain loans from other Persons, including the Members and/or their Affiliates, in the Manager' discretion, and on such terms as the Manager determine to be commercially reasonable.

Section 6.5 Company Property. All Company property shall be owned by and title shall be vested solely in the name of the Company or in the name of such other Person as shall be determined by the Manager.

ARTICLE 7 - CAPITAL ACCOUNTS

Section 7.1 Capital Accounts. An individual Capital Account shall be determined and maintained for each Member.

Section 7.2 Capital Account of Assignee Members. Except as otherwise provided in Section 6.2 above, upon the Transfer of all or part of a Membership Interest in the Company, the Capital Account of the transferor that is attributable to the Transferred Membership Interest (including the Transfer of an interest that is, or because of such Transfer will be treated as, a Transferable Interest) shall be carried over to the transferee.

ARTICLE 8 - DUTIES; CONFLICTS OF INTEREST; RESTRICTIVE COVENANTS

Section 8.1 Profits of the Company. Unless otherwise expressly approved or ratified by all the Members, or otherwise expressly permitted under this Agreement, each Member shall account to the Company and hold as trustee for the Company any benefit or any monies derived by such Member from any transaction connected with the formation, conduct of business or winding up of the Company and the Company's business and affairs or from any use of the assets of the Company by such Member other than pursuant to the terms of a written agreement (including a lease) between such Member and the Company which is entered into in accordance with this Agreement.

Section 8.2 Loans and Other Transactions with Company. The Company may borrow money or transact other business with any Member, or any Affiliate thereof, on terms that are commercially reasonable, as determined by the Manager. The rights and obligations of a Member (or Affiliate thereof) who lends money to or transacts business with the Company shall be the same as those of a Person that is not a Member (or Affiliate thereof), subject to applicable law. No transaction with the Company shall be void or voidable solely because a Member has a direct or indirect interest in the transaction if the transaction is expressly permitted by this Agreement or is approved or ratified by the Manager.

Section 8.3 Confidential Information. Each Manager and each of the Members, at all times during the existence of the Company and thereafter, shall safeguard the secrecy and confidentiality of any confidential information regarding the Company, including but not limited to any annual financial statements received pursuant to Section 5.3 above, to the maximum extent permitted by law. If a Member is requested or required pursuant to applicable law to disclose any confidential information regarding the Company, the Member must provide the Manager with prompt notice of that request or demand to enable the Company to seek an appropriate protective order. If a protective order or other remedy is not obtained by the Company, the Member may furnish only that portion of the confidential information that is required to be disclosed and shall comply with the reasonable instructions of, and otherwise cooperate with, the Manager to ensure that such disclosure is as limited and restricted as possible and that the confidential nature of that information is adequately protected by the recipient.

Section 8.4 Non-Competition/Non-Solicitation. During the term that any Member is a Member of the Company and for an additional period of five (5) years following the date any Member ceases to be a Member of the Company, each such Member shall not: (i) directly or indirectly in any capacity interfere with, solicit, hire or entice away any employee or former employee of the Company (*i.e.*, any Person who, at the time of the determination, had been an employee of the Company within the previous twelve (12) months); (ii) directly or indirectly in any capacity contact, sell to, or otherwise solicit business in the area of Tumor Treating Fields from any of the Company's customers, clients or suppliers on behalf of any party other than the Company; and (iii) take any action, directly or indirectly in any capacity, to invest in, own, manage, operate, control, participate in, or be connected with as an officer, director, employee, stock holder, partner, advisor, agent, consultant or otherwise any other business Entity that engages in a business that is directly competitive in the area Tumor Treating Fields anywhere the Company does business as of the date of such Member ceasing to be a Member of the Company. Notwithstanding anything in part (iii) of the preceding sentence to the contrary, the acquisition and/or ownership of less than five percent (5%) of the issued and outstanding shares or equity interests of a corporation or other form of Entity whose shares or equity interests of the type held by such Member are publicly traded on a national exchange will not constitute a violation of the prohibition set forth in part (iii), even if such corporation or Entity is engaged in competition with the Company. Notwithstanding the foregoing, any Member or Manager may participate in, engage in or possess an interest in the business of Comprehensive Innovations, LLC a Florida limited liability company and or Loyalty Based Innovations, LLC, a Florida limited liability company. Unless otherwise agreed to, no Manager will be required to devote all of that Manager's time or business efforts to the affairs of the Company, but is to devote so much of that Manager's time and attention to the Company as is reasonably necessary and advisable to manage the affairs of the Company to the best advantage of the Company.

Section 8.5 Protection of Legitimate Business Interest. The Members and the Company covenant and agree that the covenants contained in Section 8.3 and 8.4 above are reasonable in their limitation and necessary for the protection of the business of the Company and that the restraints are not unduly burdensome on the Members. The parties further agree that if any covenant contained herein is found to be unenforceable by a court of competent jurisdiction by reason of its length of time, scope or size of geographic area that it is the intention of the parties that such covenant be reformed by such court so that such period of time, scope or geographic area be reduced to the extent required to cure such invalidity. The parties also agree that each covenant contained herein shall be construed as an agreement independent of any other provision of this Agreement. The existence of any claim or cause of action that any Member may have against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement of any covenants contained herein. If any Member violates the provisions of this Article 8, such Member shall be responsible for the payment of reasonable attorney's fees, paralegal fees, law clerk fees, and other claims, losses, costs and expenses incurred by the Company on account of such Member's violation of the covenants contained herein, and such Member agrees to indemnify and hold the Company harmless from and against any losses, damages, claims, actions, or cause of actions, caused to or suffered by the Company as a result of said violation.

Section 8.6 Injunctive Relief. It is understood and agreed by the parties hereto that no amount of money would adequately compensate the Company for any damages which the parties acknowledge would be suffered as a result of a violation by any Member of the covenants contained in Section 8.3 and 8.4 above and that, therefore, the Company shall be entitled, upon an application to a court of competent jurisdiction, to obtain injunctive relief to enforce any provision of Section 8.3 and 8.4 above, which injunctive relief shall be in addition to any other rights or remedies available to the Company. The parties agree that the Company shall not be required to post any bond in connection with seeking such injunctive relief.

Section 8.7 Survival. The provisions of this Article 8 shall survive the termination of this Agreement and/or the redemption of any Member or termination of a Member's status as a Member hereunder.

ARTICLE 9 - MANAGEMENT OF THE COMPANY

Section 9.1 Manager-Managed Company; Appointment and Tenure of Manager. The Company shall be a manager-managed limited liability company as described in § 605.0407 of the Act. The initial Manager of the Company shall be P. Travers. Any Manager may be replaced or removed as a Manager with or without cause by the Majority Members.

Section 9.2 Authority and Power of Manager. Except as otherwise provided by the Act or this Agreement, the Manager shall have and enjoy all the rights and powers to do all things necessary to carry out the business of the Company and shall have the sole and exclusive right to manage the business of the Company on behalf of the Company, including, but not limited to, the right to:

(a) acquire interests in real property (and mortgages thereon), and/or personal property directly or indirectly, whether by purchase, contribution, lease or otherwise, develop any such property, and, in connection with the business of the Company, enter into joint ventures, limited partnerships and other business entities, financing transactions, the sale or leaseback of property, and lease and/or purchase of property;

(b) borrow money from banks, financial institutions or any other Person, including, but not limited to, Members, arrange financing or refinancing or arrange modifications of existing debts, issue notes or other evidences of indebtedness of the Company and secure the same by mortgage, deed of trust, pledge or other lien, in furtherance of the Company's purposes and business;

(c) negotiate and execute, deliver and enforce, and if applicable, file or record (directly or through a designated representative) on behalf of the Company such documents, agreements and instruments as the Manager may reasonably deem necessary or desirable for the Company's business and/or the proper management of the Company's affairs, including the execution, filing or recording of any and all deeds, contracts, bills of sale or assignment, leases and other instruments relating to the property or income producing activities of the Company;

(d) perform, or cause to be performed, all of the Company's obligations under any agreement to which the Company or any nominee of the Company is a party, except in the event that the Manager determine, in good faith, that such performance is not in the best interest of the Company or its Members;

(e) bring, defend, settle or compromise, or cause the Company's employees or agents to do so, all actions at law and equity or before any governmental entity involving the Company, its assets or properties, and satisfy any judgment, decree, decision or settlement in connection therewith;

(f) employ, on such terms and conditions as the Manager in the exercise of reasonable business judgment shall determine, sales, maintenance, leasing, managerial, administrative or secretarial personnel and such other Persons, including attorneys, accountants, architects, engineers, consultants, brokers or other advisors necessary or appropriate to assist the Manager, or otherwise necessary or appropriate for the operation of the business of the Company, and grant such Person or Persons such authority as may be necessary or desirable in connection therewith;

(g) open, maintain, operate, control, and close bank accounts in the name of the Company, deposit Company funds into such account or accounts, invest Company funds on behalf of the Company, authorize employees, agents or representatives of the Company to sign checks and drafts on such account or accounts, and make such investments on behalf of the Company as the Manager shall determine in the exercise of the Manager reasonable discretion;

(h) obtain on behalf of the Company all necessary approvals from all governmental and quasi-governmental authorities in connection with the operation of the Company's business;

(i) purchase such policy or policies of liability, casualty and other insurance which are necessary, advisable, appropriate or convenient for the protection of the Company's business or any of the Company's property or for any purpose convenient or beneficial to the Company, as determined in the sole discretion of the Manager;

(j) expend the capital, revenues, income and other cash of the Company in furtherance of the Company's business and activities, including marketing, and in such amounts, at such time and for such purposes as the Manager shall determine in the Manager's reasonable discretion;

(k) establish such reserves for working capital, property acquisitions, insurance premiums, debt repayments, improvements, repairs, replacements, renewals and such other items required to be paid in connection with the business of the Company and/or otherwise provided for the contingencies as the Manager may determine in the Manager's reasonable discretion;

(l) take such actions as the Manager deem necessary or advisable in order to comply with the laws of the State of Florida and all jurisdictions to which the Company or its business or assets are subject;

(m) exercise on behalf of the Company any and all rights, including consent and voting rights, power, authority, options and elections, if any, granted to the Company pursuant to the Code and the Treasury Regulations, the terms of this Agreement or any other agreement to which the Company is a party;

(n) oversee and supervise such other and normal routine business functions and otherwise operate and manage the day-to-day affairs of the Company, in furtherance of the Company's business, as the Manager shall determine;

(o) maintain adequate records and accounts of all operations and expenditures of the Company, and furnish the Members with such reports as are required by this Agreement;

(p) arrange for the preparation and timely filing, subject to available extensions, of any required federal, state or local tax returns and pay from Company funds, any taxes due on behalf of the Company with respect thereto; and

(q) do any act that is necessary and/or incidental to carrying out the foregoing.

Section 9.3 Limitations Upon Authority of Manager. Notwithstanding anything in Section 9.2 above to the contrary, the Manager shall not do (or enter into any contracts to do) any of the following on behalf of the Company without first obtaining the consent of the Majority Members, unless more than just the vote of the Majority Members is required by the Act or this Agreement:

(a) to borrow funds in excess of Fifty Thousand Dollars ($50,000.00);

(c) loan to any Person an amount exceeding Fifty Thousand Dollars ($50,000.00);

(d) file a voluntary petition in Bankruptcy or make a voluntary assignment of the Company's assets for the benefit of its creditors or otherwise take any voluntary action which will directly result in the adjudication of Bankruptcy of the Company;

(e) profess a judgment against the Company in excess of Ten Thousand Dollars ($10,000);

(f) cause the dissolution of the Company; or

(g) sell, lease, exchange, transfer, assign, convey, manage or otherwise dispose of the Company's assets not in the ordinary course of the Company's business;

(h) to change or modify the Statement of Purpose or Contribution Percentage identified in Article 3; or

(i) to modify the exclusive license agreement dated November 17th 2016 between the Company and Comprehensive innovations for use of the TTF device.

Section 9.4 Acts of the Majority Member. Except as otherwise provided in this Agreement, all management decisions shall be made by the consent of the Members holding more than fifty percent (50%) of the Membership Interest in the Company. In accordance therewith, the signature of such Members shall be required to evidence consent, and no contract shall be effective unless signed by such Members.

Section 9.5 Statement of Authority. As provided in § 605.0302 of the Act, the Company may file a statement of authority with the office of the Secretary of State of Florida with respect to a specified status or position of a Person in the Company, whether as a member, transferee, manager, officer, or otherwise, and state the authority or limitations on the authority of all such Persons having such status or holding such position to: (a) execute an instrument transferring real property held in the name of the Company; or (b) enter into other transactions on behalf of, or otherwise act for or bind, the Company, and may state the authority or limitations on the authority of a specific person to: (i) execute an instrument transferring real property held in the name of the Company, or (ii) enter into other transactions on behalf of, or otherwise act for or bind, the Company. Such statement of authority affects only the power of a Person to bind the Company to persons who are not members of the Company.

Section 9.6 Compensation . The Manager may receive reasonable compensation for services provided by such Manager on behalf of the Company in such amount as is approved by the Majority Members.

Section 9.7 Exculpation. The Manager shall not be liable to the Company or to any Member for any loss incurred by the Company or the Member with respect to the Company for any reason other than the extent to which the loss is attributable to such party's gross negligence or fraud, unlawful acts or omissions that such party knew, or reasonably should have known, at the time that they occurred were clearly unlawful, or willful misconduct (meaning those acts or omissions that the party knew or reasonably should have known, at the time they occurred were clearly in conflict with the interests of the Company and in violation of this Agreement), or transactions or other actions for which such party derived an improper personal benefit.

Section 9.8 Indemnification of Manager. The Company shall indemnify, defend and hold harmless each Manager to the maximum extent provided under the Act including, without limitation, by the advancement of defense costs incurred in connection with actions or omissions within the scope of the Manager's duties or responsibilities for the Company; provided that, as a condition to such indemnification, during and after such individual's term during which such individual served as a Manager with the Company, such individual shall reasonably cooperate with the Company in the defense or prosecution of any claims or actions then in existence or that may be brought in the future against or on behalf of the Company that relate to events or occurrences that transpired during the period in which such individual was a Manager of the Company including, but not be limited to, being available to meet with counsel for the Company to prepare for discovery or trial and to act as a witness on behalf of the Company at mutually convenient times during and after such individual's term of service as a Manager or officer of the Company. Such individual shall also cooperate fully with the Company in connection with any investigation or review by any federal, state or local regulatory authority, as any such investigation or review relates to events or occurrences that transpired while such individual served as a Manager of the Company. The Company shall reimburse such individual for all reasonable costs and expenses incurred by such individual in connection with the performance of any obligations under this Subsection 9.9.

ARTICLE 10 - - RIGHTS, POWERS AND OBLIGATIONS OF THE MEMBERS

Section 10.1 Powers of the Company. The Company shall have all of the powers enumerated in § 605.0109 of the Act, or any successor provision thereto.

Section 10.2 Limitation on Liability of the Members. To the fullest extent permitted by the Act, the Members shall not be obligated or otherwise be personally liable for or with respect to the liabilities or obligations of the Company.

Section 10.3 Meetings of the Members. The Members may meet annually in on such date, and at such time and location, as determined by the Manager.

Section 10.4 Notice of Meeting. Written notice setting forth the date, time and place of a meeting of the Members, which notice need not specify the purpose or purposes for which the meeting is called, shall be delivered not less than three (3) Business Days nor more than sixty (60) days before the meeting, in accordance with Section 19.3 below. In the event the Company is required by the Act to give notice to Persons, the Company shall give notice to such Persons either personally or by first class mail, or by electronic mail. Notice of a meeting of the Members need not be given to any Member who signs a waiver of notice either before or after the meeting. The attendance of a Member at a meeting shall constitute a waiver of notice of such meeting and a waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which such meeting has been called or convened, except when a Member objects at the beginning of the meeting to holding the meeting or transacting business at the meeting.

Section 10.5 Notice of Adjourned Meetings. When a meeting of the Members is adjourned to a different date, time or place, it shall not be necessary to give any notice of the new date, time or place of such meeting, if the new date, time or place of such meeting is announced at such meeting before an adjournment is taken, and any business may be transacted at the adjourned meeting that might have been transacted on the original date of such meeting.

Section 10.6 Voting Rights. All Members shall be entitled to vote on or consent to any matter submitted to a vote of, or requiring consent or approval from, the Members, including any matter which is subject to the consent or approval of the Members as set forth in this Agreement or the Act (unless lawfully provided to the contrary in this Agreement). Members may participate in or conduct meetings through telephone or other means of communication by which all Members participating may simultaneously communicate with each other. Participation in a meeting by such means shall constitute presence in person at such meeting.

Section 10.7 Action at a Meeting. Except as otherwise provided to the contrary in this Agreement, at any meeting of the Members, a vote of the Majority Members shall be required to approve any matter voted on at such meeting unless the vote of more than just the Majority Members is required by this Agreement.

Section 10.8 Action by Members Without a Meeting. Any action required or permitted to be taken at a meeting of the Members (or any other matter subject to the approval or consent of the Members or a specified percentage thereof) may be taken without a meeting, without prior notice, and without a vote, if the action is evidenced by a written consent or other written instrument signed by that Member or those Members owning the requisite Percentage Interests necessary to authorize or take the action which is the subject of such consent at a meeting at which all Members entitled to vote were present and voted. All written consents shall describe the action taken, and shall be dated and signed by the approving Member or Members owning the requisite Percentage Interests necessary to approve the same, and shall be delivered to the Company at the Company's principal place of business. The Company shall, within ten (10) days after obtaining authorization by written consent of the Members, send notice to those Members, if any, who have not consented in writing to such action and who would otherwise have been entitled to vote on such action if voted on at a meeting of Members or who are otherwise entitled to approve such action by the terms of this Agreement or the Act (unless lawfully provided to the contrary in this Agreement). Such notice shall fairly summarize the material features of the authorized action. The written consents of the Members consenting to an action pursuant to this Section 10.8 shall be filed with the records of proceedings of Members maintained by the Company.

Section 10.9 Proxy. No Member may cast or authorize the casting of a vote on behalf of such Member by filing a written appointment of proxy (revocable or irrevocable) and the Company will not authorize or honor any written appointment of proxy filed by any Member.

Section 10.10 No Right of Control or Right to Bind the Company. Except to the extent otherwise provided in this Agreement, only the Manager, subject to the oversight by the Members, shall have the authority to bind or transact business on behalf of the Company. No Member, in his or her capacity as such, may take part in or interfere in any manner with the management, conduct or control of the business or affairs of the Company other than granting or withholding such Member's consent or approval with respect to any action that requires the consent or approval of the Members under this Agreement.

Section 10.11 Reimbursement of Expenses to Members. The Company may reimburse any Member for any expenses incurred by such Member in the performance of such Member's duties hereunder, if such reimbursement is approved by the Manager; provided, however, that any such expenses must be reasonably related to the business of the Company, must be reasonable in amount and must be properly documented with receipts and other information that may be necessary for federal income tax purposes.

Section 10.12 Insurance. The Company shall purchase and maintain insurance to the extent and in such amounts as the Manager shall deem reasonable against any liability that may be asserted against, or expenses that may be incurred by, any Person in connection with the activities of the Company, regardless of whether the Company would have the power to indemnify such Person against such liability under the provisions of this Agreement.

Section 10.13 Agency. The Manager may authorize any Person to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Company, and such authority may be general or confined to specific instances.

Section 10.14 Benefit Director. The Members shall elect a Benefit Director to be an independent advisor to the Management Committee that is responsible for monitoring and reporting on the success and/or failure of the Company in meeting its social benefit/purpose with the Members.

(a) Benefit Report. The Benefit Director shall be responsible for issuing an annual Benefit Report to the Members. The Company shall bear the cost of the Benefit Report. On or before the 90th day following the end of each fiscal year of the Company, the Benefit Director shall cause the Company Benefit Report to be provided to the Members and the public at large via the Company website.

(b) Benefit Enforcement. If, in the opinion of the Benefit Director, the Management Committee is not acting to further the Company's social benefit/purpose, the Benefit Director shall inform every Member of the Company of this deficiency in hopes of working collectively to align the Company's activities with its social benefit/purpose.

ARTICLE 11 - ALLOCATIONS

Section 11.1 Profits and Losses. After making all special allocations, if any are required under the provisions of **Appendix A** attached to this Agreement and made a part hereof, the Profits and Losses of the Company as determined for each Taxable Year shall be allocated among the Members (including, for all purposes of this Article 11, to the holder of a Transferable Interest based upon the Percentage Interest attributable to such Transferable Interest) in proportion to their respective Percentage Interests in the Company.

Section 11.2 Changes in Membership Interests That Occur During a Taxable Year. If a Member (including for this purpose the holder of a Transferable Interest) Transfers a Membership Interest (or if a Member is admitted to the Company) other than on the first day of the Company's Taxable Year, the Company books shall not be closed but instead the Profits and Losses allocable with respect to such Membership Interest (or all Membership Interests) for such Taxable Year shall be apportioned between the transferor and the transferee (or among any Persons who were Members immediately before admission and the Persons who are Members immediately after such admission) based on the portion of the Taxable Year that has elapsed prior to such Transfer (or Admission), as provided in Treas. Reg. § 1.706-1(c)(2)(ii), unless the Manager shall otherwise determine or as may otherwise be required by Treas. Reg. § 1.706-1(c)(5) in the case of a Transfer by gift.

ARTICLE 12 - DISTRIBUTIONS

The Manager shall distribute the Company's Available Cash (if any) to the Members for each Taxable Year, which Distributions shall be made not less frequently than annually and not later than April 30 following the close of each such Taxable Year, with the exception of Tax Distributions, as set forth below.

Any references in this Article 12 to Distributions of Available Cash to the Members from and after the inception of the Company (or from and after any other specified date) shall be deemed to include any such Distributions made by the Company to all predecessors-in-interest of such Members with respect to the same Membership Interests then held by them.

Section 12.1 Distributions of Available Cash.

(a) First, with respect to each Taxable Year, Available Cash shall be Distributed to each Member in an amount not less than the product of the "applicable tax rate," as hereinafter defined, multiplied by such Member's allocable share of the Company's taxable income for such Taxable Year (the "**Tax Distributions**"). Tax Distributions to be made with respect to each Taxable Year shall be made no later than April 15 following the last day of such Taxable Year. The "applicable tax rate" shall mean the highest marginal rate applicable to such taxable income as determined under the Code with respect to an individual for such Taxable Year (including applying the highest rate applicable to long-term capital gains, to the extent that such allocable share of taxable income consists in whole or in part of long-term capital gains), plus an additional percentage determined by the Managers but which shall be based on the highest combined state and (of applicable) city marginal tax rate payable by a Member for such Taxable Year, applied on a uniform basis to all Members (regardless of whether such Members reside in a state or city that imposes an income tax). In the event that the entire amount of the Tax Distribution required by this Subsection 12.1(a) has not been Distributed with respect to a Taxable Year, the short-fall shall be Distributed as soon as possible thereafter and before any other Distributions of Available Cash are made under this Section 12.1. The Managers shall have the right to make appropriate adjustments to the Tax Distributions for the Taxable Year for taxable losses from prior Taxable Years (the extent nor previously taken into account in determining Tax Distributions) and for credits and other adjustments to taxes. Tax Distributions shall be treated as an advance on amounts otherwise distributable under Subsection 12.1(b) below (or (if applicable) under Article 16 of this Agreement, in the order of priority set forth below, and any such deemed advances shall be treated as having been made under Subsection 12.1(b) or Article 16, as the case may be. The Managers shall endeavor to operate the business of the Company in a manner that will permit the Company to have adequate Available Cash to make timely Tax Distributions each Taxable Year.

(b) Second, to the Members in proportion to their respective Percentage Interests in the Company.

Section 12.2 Liquidating Distributions. All Distributions made in connection with the dissolution of the Company shall be governed by Article 16 of this Agreement.

Section 12.3 Distributions of Property In-Kind. Any property distributed by the Company in-kind pursuant to the liquidation/dissolution of the Company or otherwise shall be valued and treated as though the property were sold for such property's fair market value (determined by the Manager, in the reasonable exercise of their discretion, as of the date of Distribution) and the cash proceeds therefrom were distributed. To the extent that the unrealized income, gain or loss inherent in the property distributed in-kind has not previously been reflected in the Members' Capital Accounts, the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain or loss inherent in such property (that has not been reflected in the Capital Accounts previously) would have been allocated among the Members under Article 11 of this Agreement if there were a taxable disposition of such property for such property's fair market value on the date of such disposition, taking into account Code § 7701(g).

Section 12.4 Return of Distributions. Except as expressly required by the Act or other applicable law or this Agreement, no Member is required to return to the Company, or be liable for the amount of, any Distributions received from the Company in accordance with this Agreement.

ARTICLE 13 - TRANSFER OF MEMBERSHIP INTEREST

Section 13.1 Limits on Transfers; Withdrawals by Members. Except as expressly provided in this Article 13, without the consent of the Manager, no Member shall have the right to withdraw or resign from the Company or Transfer or suffer a Transfer of all or a portion of such Member's Membership Interest in the Company. A Member who dissociates under § 605.0601 of the Act shall continue to be bound by the restrictions of this Agreement, and shall be liable for damages to the Company and/or the remaining Members arising from such dissociation. After dissociation, a Member will have only those rights of a transferee as set forth in § 605.0502 of the Act. Except for the purpose of Section 13.5 below, any Transfer of all or any portion of a Membership Interest in violation of the foregoing shall be null and void and of no legal force or effect. A Member that purports to withdraw or resign from the Company or who Transfers or suffers a Transfer of all or a portion of such Member's Membership Interest in the Company in violation of this Section 13.1, shall be in breach of this Agreement, shall be liable to the Company for any damages arising, directly or indirectly, from such purported withdrawal, resignation or wrongful Transfer, and the holder of the affected Membership Interest shall be treated for all purposes of this Agreement as an "assignee" of a Membership Interest, and shall not be admitted to the Company as a "Member" with respect to the affected Membership Interest, thereby losing rights otherwise possessed by a Member hereunder with respect to the affected Membership Interest, including the loss of voting rights, rights to interfere or participate in the management or administration of the Company's business or affairs and rights to inspect books and records or acquire any information or account of Company transactions that would otherwise be available with respect to such affected Membership Interest.

Section 13.2 Admission of New Members. Except as otherwise provided in this Article 13 to the contrary, new Members and transferees of Membership Interests shall be admitted as Members of the Company only upon the consent of the Manager and provided that such new Member agrees in writing to be bound by all the terms and conditions of this Agreement (as amended through the date of such new Member's admission as a Member of the Company) and provided, further, that as a condition to such admission such new Member shall pay all costs and expenses incurred by the Company with respect to the admission of such new Member. Without such consent, transferees shall have only those rights provided in § 605.0502 of the Act. In applying the provisions of this Agreement, each successor to a Membership Interest, whether admitted as an additional "member" or not, shall be deemed to have made the aggregate Contributions to the capital of the Company made by, and to have received the aggregate allocations and Distributions previously made to, each predecessor-in-interest to the Membership Interest held by such Person (to the extent attributable to the assigned Membership Interest).

Section 13.3 Transfer of Membership Interest to Family Member or Family Trust. Except as set forth herein, any Member, during such Member's lifetime or upon such Member's death or Incapacity, may Transfer all or any portion of such Member's Membership Interest to a Family Member or a Family Trust of such Member and such Family Member or Family Trust shall automatically be admitted as a Member of the Company; provided, however, that if such permitted transferee is not already a Member, such permitted transferee agrees in writing to be bound by all the terms and conditions of this Agreement (as amended through the date of such Transfer). Any Membership Interest owned by a Member at the time of such Member's death may be Transferred to a Family Member or Family Trust in accordance with this Section 13.3, pursuant to the terms of a valid will, by intestate secession or by operation of law.

A Transfer of a deceased Member's Membership Interest to such Member's estate shall not be deemed to be in violation of this Agreement, but any subsequent Transfer of such Membership Interest by or from the estate, pursuant to a valid will or by intestate succession, shall be effective only if made to a Family Member or Family Trust of the deceased Member. Any Membership Interest that is Transferred (regardless of the method of such Transfer and regardless of whether the Membership Interest is Transferred by operation of law, or through the deceased Member's estate or from or through the deceased Member's Family Trust) by reason of death of the Member to any Person other than in compliance with this Section 13.3 shall be treated as having been Transferred in violation of the terms of this Agreement, for purposes of Section 13.1 above and Section 13.6 below, notwithstanding the fact that any such Transfer shall be treated as null and void under the provisions of Section 13.1 above.

In the event that a Member becomes Incapacitated, any Transfer of such Incapacitated Member's Membership Interest to the guardian of the Incapacitated Member shall not be deemed to be in violation of this Agreement, provided that such guardian is a permitted transferee hereunder, or if the guardian is not a permitted transferee hereunder, said guardian exercises the Incapacitated Member's rights as a Member of the Company for the purpose of administering the Incapacitated Member's Membership Interest by Transferring any such Membership Interest to a Family Member or Family Trust of such Incapacitated Member within ninety (90) days of the appointment of said guardian. In the event that the guardian of the Incapacitated Member fails to comply with this Section 13.3 or in the event that such Transfer (either the initial Transfer to the guardian that is not a permitted transferee or any subsequent Transfer) does not comply with this Section 13.3, then any such Transfer shall be deemed to be a Transfer in violation of this Agreement, for purposes of Section 13.1 above and Section 13.6 below, notwithstanding the fact that any such Transfer shall be treated as null and void under the provisions of Section 13.1 above.

A Member shall also be permitted to Transfer all or any portion of his or her Membership Interest to another Member.

In the event of any Transfer permitted under this Section 13.3, a written notice shall be given by the transferring Member and the transferee Member to the Company and to the remaining Members, which notice shall describe the Transfer, identify the Membership Interest that was Transferred and the date of Transfer. The transferring Member and transferee Member shall also provide the Manager with such other information related to the Transfer that they may request so that the Transfer may be properly recorded on the books of the Company and properly reported for federal and state income tax purposes.

Section 13.4 Divorce of Member. Upon the divorce of a Member, such divorced Member (the "**Divorced Member**"), the Company and the other Members shall have the right and option exercisable in accordance with this Section 13.4 to purchase all, but not less than all, of the Membership Interest (the "**Divorced Membership Interest**") Transferred to the ex-spouse (the "**Divorced Spouse**") of the Divorced Member in accordance with the terms and provisions of this Section 13.4. Upon the exercise of such option, such Divorced Spouse shall be obligated to sell to the Divorced Member, the Company or the other Members all of the Divorced Membership Interest in accordance with the terms and conditions set forth in this Section 13.4.

(a) Right to Purchase by Divorced Member. Upon the effective date of the divorce of the Divorced Member as set forth in a final judgment of dissolution of marriage and for a period of ninety (90) days thereafter (the "**Exercise Period**"), the Divorced Member shall have the right and option to purchase all, but not less than all, of the Divorced Membership Interest for the price and in accordance with the terms set forth in Article 14 below. If the Divorced Member desires to exercise the option to purchase all, but not less than all, of the Divorced Membership Interest pursuant to this Subsection 13.4(a), then the Divorced Member shall notify the Divorced Spouse and the Company in writing at any time within the Exercise Period that such Divorced Member is exercising the option to purchase all, but not less than all, of the Divorced Membership Interest pursuant to the terms and conditions of this Subsection 13.4(a). The closing of the purchase and sale of any Divorced Membership Interest pursuant to this Subsection 13.4(a) shall occur at a reasonable time and place selected by the purchasing Divorced Member, which in no event shall be later than the date which is sixty (60) days after the final determination of the purchase price of the Divorced Membership Interest pursuant to Article 14 below.

(b) Non-Transferring Members' Second Option to Purchase. If the Divorced Member fails or is unable to exercise the Divorced Member's option to timely complete the purchase of all, but not less than all, of the Divorced Membership Interest pursuant to Subsection 13.4(a) above, then the other Members shall have the option to purchase their Proportionate Share of all, but not less than all, of the Divorced Membership Interest for the price and in accordance with the terms set forth in Article 14 below. If the purchasing Members desire to exercise their option to purchase their Proportionate Share of all, but not less than all, of the Divorced Membership Interest pursuant to this Subsection 13.4(b), then such purchasing Members shall notify the Divorced Spouse and the Company in writing at any time within ninety (90) days after the expiration of the Exercise Period that said purchasing Members are exercising their option to purchase their Proportionate Share of all, but not less than all, of the Divorced Membership Interest in accordance with the terms and conditions of Article 14 below. The closing of the purchase and sale of any Divorced Membership Interest pursuant to this Subsection 13.4(b) shall occur at a reasonable time and place selected by the purchasing Members which in no event shall be later than the later of (i) the date which is sixty (60) days after the final determination of the purchase price for the Divorced Membership Interest pursuant to Article 14 below, or (ii) ninety (90) days after the expiration of the Exercise Period.

(c) Right to Purchase by Company. Except for the options of Members contained in Subsection 13.4(b) above, if the Divorced Member fails or is unable to exercise the Divorced Member's option to timely complete the purchase of all, but not less than all, of the Divorced Membership Interest pursuant to Subsection 13.4(a) above, then the Company shall have the option to purchase all, but not less than all, of the Divorced Membership Interest for the price and in accordance with the terms set forth in Article 14 below. If the Company desires to exercise the Company's option to purchase all, but not less than all, of the Divorced Membership Interest pursuant to this Subsection 13.4(c), the Company shall notify the Divorced Spouse in writing, at any time within one (1) year after the effective date of the divorce of such Divorced Member, that the Company is exercising the Company's option to purchase all, but not less than all, of the Divorced Membership Interest pursuant to the terms and conditions hereof. The closing of the purchase and sale of the Divorced Membership Interest pursuant to this Subsection 13.4(c) shall occur at a reasonable time and place selected by the Company which in no event shall be later than the date which is sixty (60) days after the later of (i) the determination of the purchase price under Article 14 below, or (ii) fifteen (15) months after the date of the final judgment of dissolution of marriage.

(d) Failure to Exercise Option. Unless and until the Divorced Member, the Company or the purchasing Members exercise their options to purchase the Divorced Membership Interest pursuant to Subsections 13.4(a), 13.4(b) or 13.4(c) above, the Divorced Spouse shall be permitted to retain the Divorced Membership Interest, which shall remain subject to all the terms and conditions of this Agreement.

Section 13.5 Dissociation of a Member. A Member may dissociate from the Company with the prior written consent of the Manager and all of the remaining Members and on such terms as are incorporated into a written agreement to which the dissociating Member, the Company and all of the remaining Members are parties. If a Member dissociates from the Company other than pursuant to the preceding sentence, it shall be deemed to be a wrongful dissociation and the entire Membership Interest of the wrongfully dissociating Member shall be automatically converted to a Transferable Interest effective as of the date of such wrongful dissociation and, in addition, shall be subject to the provisions of Section 13.6 below.

Section 13.6 Transfers of Membership Interests in Violation of Agreement. If there is a Transfer, or an attempted Transfer (*i.e.*, a purported Transfer which, but for the application of Section 13.1 above which provides that any Transfer made in violation of this Agreement will be null and void and of no legal force or effect, would result in a Transfer of a Membership Interest in violation of this Agreement) of all or any portion of a Member's Membership Interest, whether voluntary or involuntary, in violation of the terms of this Agreement (with the Membership Interest that is the subject of such Transfer or attempted Transfer hereinafter referred to as the "**Defaulted Membership Interest**"), any such Transfer or attempted Transfer by a Member of such Defaulted Membership Interest shall nevertheless be deemed to be an effective Transfer for purposes of invoking the Company's and the non-transferring Members' options as described below to purchase any such Defaulted Membership Interest that a Member (the "**Defaulting Member**") Transfers, attempts to Transfer or suffers an involuntary Transfer of, in violation of the terms of this Agreement. In addition, if a Member wrongfully dissociates from the Company as described in Section 13.5 above, such wrongfully dissociated Member shall be treated as a Defaulting Member under this Section 13.6 and shall be deemed to have made a Transfer in violation of this Agreement of such Member's entire Membership Interest (which will be treated as a Defaulted Membership Interest for purposes of this Section 13.6 as of the date of the wrongful dissociation.

(a) Company's Option to Purchase. The Company shall have the first option to purchase all or any portion of the Defaulted Membership Interest from the holder or holders thereof (collectively, the "**Holder**"), for a price equal to the positive Capital Account balance of the Defaulting Member (or if the Defaulted Membership Interest, or the portion thereof, that the Company elects to purchase constitutes less than the entire Membership Interest of the Defaulting Member, then the purchase price shall be the proportionate amount of such positive Capital Account balance attributable to the Defaulted Membership Interest or portion thereof to be sold hereunder) determined as of the last day of the month prior to the date of the Transfer or attempted Transfer in violation of this Agreement, taking into account all proper adjustments thereto through such date (based upon an interim closing of the Company books) or if the Defaulted Membership Interest (or any portion thereof) was Transferred by sale or exchange (as opposed to a gratuitous Transfer), at the option of the Company, for the purchase price for which such Defaulted Membership Interest (or portion thereof) was sold in violation of the provisions of this Agreement. The Company may exercise such option by delivering written notice to the Holder of the Defaulted Membership Interest (or portion thereof) and the non-transferring Members within one hundred eighty (180) days after the date the Company receives written notice from the Holder or the Defaulting Member which notice fully sets forth the date of such Transfer (or attempted Transfer), the sale price of the Defaulted Membership Interest (if applicable), and the identity and address of the Holder (the "**Transfer in Violation Notice**"). Notwithstanding the foregoing, in no event shall the receipt of a Transfer in Violation Notice from the Holder or the Defaulting Member be treated as a condition precedent to the exercise by the Company or the non-transferring Members of their options to acquire the Defaulted Membership Interest hereunder. If no Transfer in Violation Notice is ever given, the periods during which the Company and the non-transferring Members may exercise their options hereunder shall remain open indefinitely and may be exercised (with first preference to the Company) by them at any time after the Transfer or attempted Transfer of the Defaulted Membership Interest.

The Transfer in Violation Notice from the Company to the Holder shall state that: (i) the Company is exercising its option to purchase the Defaulted Membership Interest (or any portion thereof); and (ii) whether the Company intends to purchase the Defaulted Membership Interest (or any portion thereof) for the purchase price for which such Defaulted Membership Interest (or any portion thereof) was sold or exchanged (if applicable) in violation of the provisions of this Agreement, or for the purchase price set forth in this Subsection 13.6(a). The closing of the purchase and sale of the Defaulted Membership Interest (or portion thereof) pursuant to this Subsection 13.6(a) shall occur at a reasonable time and place selected by the Company which in no event shall be later than sixty (60) days after the date of notice from the Company to the Holder that the Company is exercising its option to purchase the Defaulted Membership Interest (or portion thereof) pursuant to this Subsection 13.6(a).

(b) Non-Transferring Members' Option to Purchase. If the Company declines or is unable to purchase all of the Defaulted Membership Interest pursuant to Subsection 13.6(a) above, then all non-transferring Members shall have the option to purchase their Proportionate Share of the Defaulted Membership Interest for a purchase price equal to the positive Capital Account balance of the Defaulting Member (or, if the Defaulted Membership Interest, or the portion thereof, that the non-transferring Members elect to purchase constitutes less than such entire Membership Interest of the Defaulting Member, then the purchase price shall be the proportionate amount of such positive Capital Account balance attributable to the Defaulted Membership Interest or portion thereof to be sold hereunder) determined as of the last day of the month prior to the date of the attempted Transfer in violation of this Agreement, taking into account all proper adjustments thereto through such date (based upon an interim closing of the Company's books) or, if the Defaulted Membership Interest was Transferred by sale or exchange, at the option of each purchasing Member, for the purchase price for which such Defaulted Membership Interest (or portion thereof) was sold in violation of the provisions of this Agreement. If any or all of the non-transferring Members desire to exercise their option to purchase their Proportionate Share of the Defaulted Membership Interest (or portion thereof), such non-transferring Member or Members shall notify the Holder of such Defaulted Membership Interest (or portion thereof) and the Company in writing not later than ninety (90) days after the date of expiration of the period specified in Subsection 13.6(a) above during which the Company had the option to purchase all or any portion of the Defaulted Membership Interest that: (i) such Member is exercising such Member's option to purchase such Member's Proportionate Share of the Defaulted Membership Interest (or portion thereof), and (ii) whether such Member intends to purchase the Defaulted Membership Interest (or portion thereof) for the purchase price (or proportionate amount thereof) for which such Defaulted Membership Interest (or portion thereof) was attempted to be sold or exchanged in violation of the provisions of this Agreement or for the purchase price set forth in this Subsection 13.6(b). The closing of the purchase and sale of the Defaulted Membership Interest (or portion thereof) pursuant to this Subsection 13.6(b) shall occur at a reasonable time and place selected by a majority of the Members who elect to purchase their Proportionate Share of the Defaulted Membership Interest (or portion thereof) which in no event shall be later than sixty (60) days after the date of expiration of the 90-day period during which the other Members had the option to purchase their Proportionate Share of the Defaulted Membership Interest pursuant to this Subsection 13.6(b).

(c) Terms of Purchase and Sale. In the event of the purchase and sale of the Defaulted Membership Interest (or portion thereof) pursuant to this Section 13.6, the full purchase price for such Defaulted Membership Interest (or portion thereof) may be paid in cash at the closing of the purchase and sale of such Defaulted Membership Interest (or portion thereof) or, at the option of the Company or each purchasing Member (with respect to such purchasing Member's Proportionate Share of the purchase price), as the case may be, said purchase price may be payable in ten (10) equal and consecutive annual installments of principal without interest. Each such annual installment of principal shall be due and payable on the anniversary of the closing of the purchase and sale of such Defaulted Membership Interest (or portion thereof). The obligation of the Company or the purchasing Members, as the case may be, to pay such purchase price in ten (10) equal consecutive annual installments of principal without interest shall be evidenced by a non-negotiable, unsecured promissory note (or promissory notes) bearing the terms and conditions set forth above and such other terms and conditions as are customary for promissory notes executed and delivered in connection with similar transactions in the Longwood, Florida area including, but not limited to, the right of prepayment without premium or penalty at any time.

(d) Treatment of Holder of Defaulted Interest. To the extent that the Company and the non-transferring Members have not exercised their options and closed upon the purchase of any portion of the Defaulted Membership Interest, and to the extent that the Holder and/or any successor-in-interest to the Holder with respect to the Defaulted Membership Interest is treated as having any rights or obligations with respect to all or any portion of the Defaulted Membership Interest under the Act or under other applicable law, such Holder and/or successor-in-interest shall be treated as an assignee under the Act with respect to the Defaulted Interest (or, if applicable, a portion thereof) with only those rights provided in § 605.0502 of the Act.

Section 13.7 Sale of Membership Interest to Third Party. Except as otherwise provided in Section 13.3 above (relating to permitted sales and other forms of Transfers of Membership Interests to Family Members, Family Trusts, estates, existing Members, etc., all of which shall not be subject to the rights of first refusal under this Section 13.7), if at any time while this Agreement is in force, a Member (the "**Offering Member**") has received a Bona Fide Offer to acquire all or a portion of such Offering Member's Membership Interest (with the portion of such Offering Member's Membership Interest that is to be sold pursuant to the terms of the Bona Fide Offer hereinafter referred to as the "**Offered Interest**) and the Offering Member desires to accept such offer, the Offering Member shall comply with all of the provisions of this Section 13.7. If the Offering Member desires to accept the Bona Fide Offer with respect to the Offered Interest, such Offering Member shall promptly send a notice (the "**Offer Notice**") to the Company and to the other Members and shall offer to sell to the Company and to the other Members all of the Offered Interest that is to be sold pursuant to the Bona Fide Offer at the same price and on the same terms as set forth in the Bona Fide Offer. The Offer Notice shall include a description of all the material terms of the proposed sale, including the portion of the Offering Member's Membership Interest that is subject to the Bona Fide Offer, the price and payment terms, the name, address, telephone number, business or occupation of the Person to whom such Membership Interest would be sold (and if the prospective purchaser is acquiring such Membership Interest as an agent or nominee for one (1) or more other Persons, a statement to that effect, as well as the name, address, telephone number and business or occupation of each of the principals for whom such nominee or agent is acting), the source of funds and any other facts that are or would reasonably be deemed to be material to the sale. The Offer Notice shall also contain a representation by the Offering Member that he or she has a good faith intention to sell such Membership Interest on the terms set forth in the Offer Notice.

(a) Right of First Refusal to Company. The Company shall have the first option to purchase all, but not less than all, of the Offered Interest for the price and in accordance with the terms set forth in the Offer Notice. If the Company desires to exercise the Company's option to purchase all, but not less than all, of the Offered Interest, the Company shall notify the Offering Member and the remaining Members in writing within forty-five (45) days after receipt of the Offer Notice that the Company is exercising the Company's option to purchase all, but not less than all, of the Offered Interest pursuant to the terms and conditions of the Offer Notice. The closing of the purchase and sale of the Offered Interest pursuant to this Subsection 13.7(a) shall occur at a reasonable time and place selected by the Company which in no event shall be later than the date which is forty-five (45) days after the expiration of the 45-day period during which the Company has the option to purchase all, but not less than all, of the Offered Interest in accordance with this Subsection 13.7(a).

(b) Remaining Members' Option to Purchase. If the Company fails to exercise the Company's option to purchase all, but not less than all, of the Offered Interest or fails to timely close upon the purchase of the Offered Interest pursuant to Subsection 13.7(a) above, each other Member shall have the option to purchase his or her Proportionate Share of all, but not less than all, of the Offered Interest for the price and in accordance with the terms set forth in the Offer Notice. If any or all such other Members desire to exercise their options to purchase their Proportionate Shares of the Offered Interest, such Members shall notify the Offering Member, the other Members and the Company in writing within sixty (60) days after the expiration of the 45-day period during which the Company had the option to purchase the Offered Interest pursuant to Subsection 13.7(a) above that such other Member is exercising his or her option to purchase his or her Proportionate Share of the Offered Interest, for the price and in accordance with the terms set forth in the Offer Notice. The right of the other Members to exercise their options to purchase the Offered Interest pursuant to this Subsection 13.7(b) shall be contingent upon the agreement of those other Members who timely exercise their options hereunder to collectively acquire all, and not less than all, of the Offered Interest. The closing of the sale and purchase of the Offered Interest by the other Members shall occur in the offices of the Company or in such other location as the purchasing other Members and the Offering Member may mutually agree upon, at a reasonable time mutually agreed upon by the purchasing other Members and the Offering Member, which shall in no event be later than the date which is thirty (30) days after the expiration of the 60-day period during which the other Members had the option to purchase the Offered Interest pursuant to this Subsection 13.7(b).

(c) Failure to Exercise Options. If the parties who have options to purchase the Offered Interest fail to timely exercise their respective options, or fail to complete the purchase of all, but not less than all, of the Offered Interest pursuant to Subsections 13.7(a) and 13.7(b) above, then the Offering Member shall be permitted to sell and convey the Offered Interest to the Person designated in the Offer Notice strictly in accordance with the terms of the Offer Notice for a period of ninety (90) days after the expiration of the 60-day period during which the other Members had the option to purchase the Offered Interest pursuant to Subsections 13.7(a) and 13.7(b) above; provided, however, that the purchaser as set forth in the Offer Notice must agree in writing to be bound by all the terms and conditions of this Agreement, including any amendments made to this Agreement on or prior to the date of the sale of the Offered Interest to the purchaser as set forth in the Offer Notice. If the sale of the Offered Interest is not completed by the Offering Member strictly in accordance with the Offer Notice in this Section 13.7 within such 90-day period, then the Offering Member may not sell or otherwise Transfer the Offered Interest under this Section 13.7 without initiating a new Offer Notice to the Company and the other Members and again complying with all the terms and conditions of this Section 13.7.

Section 13.8 Death or Incapacity of a Member. Except as provided below, upon the death or Incapacity of a Member who is a natural person, the Company and the other Member(s) shall have the right and option to purchase all, but not less than all, of such deceased or Incapacitated Member's Membership Interest (the "**Deceased Offered Interest**") in accordance with the terms and conditions set forth in Article 14 below, and upon the exercise of such option, the personal representative of the deceased Member's estate or the trustee, heirs, beneficiaries or any other successor-in-interest to the deceased Member's Membership Interest, as the case may be, or the Incapacitated Member or the legal guardian, attorney-in-fact or other successor in interest of the Incapacitated Member, as the case may be, (the "**Deceased Offering Party**"), shall be obligated to sell to the Company or to the other Member(s) all, but not less than all, of the Deceased Offered Interest in accordance with the terms and conditions set forth in Article 14 below. The provisions of this Section 13.8 shall not apply to a Membership Interest owned by a deceased or Incapacitated Member which is transferred or proposed to be transferred, by reason of the death or Incapacity of such Member, to a Family Member or to a Family Trust of the deceased or Incapacitated Member, unless such Family Member or the trustee of such Family Trust, succeeding or who is to succeed to the deceased or Incapacitated Member's Membership Interest, if not otherwise a party to this Agreement, fails to execute a joinder or amendment to this Agreement pursuant to which such Family Member or the trustee of such Family Trust, on behalf of such Family Trust, becomes bound by all of the terms and conditions hereof within thirty (30) days following such Person's receipt of a written request therefor from the Company or from any Member.

(a) Company's Option to Purchase. Except as provided above, upon the death or Incapacity of a Member, the Company shall have the first option to purchase all, but not less than all, of the Deceased Offered Interest for the price and in accordance with the terms set forth below in Article 14. If the Company desires to exercise its option to purchase all, but not less than all, of the Deceased Offered Interest, the Members, other than the deceased or Incapacitated Member, on behalf of the Company, shall notify the Deceased Offering Party, in writing, within forty-five (45) days after the date of death of the deceased Member or within forty-five (45) days after notice of the Incapacity of the Incapacitated Member, as the case may be, that the Company is exercising its option to purchase all, but not less than all, of the Deceased Offered Interest hereunder. The closing on the purchase of an Offered Interest by the Company pursuant to this Section 13.8(a) shall occur at a reasonable time and place selected by the other Member(s), on behalf of Company, which in no event shall be later than the date thirty (30) days after the expiration of the forty-five (45) day period during which the Company had the option to purchase all, but not less than all, of the Deceased Offered Interest pursuant to this Section 13.8(a) or, if later, thirty (30) days from the date the purchase price for the Offered Interest is determined in accordance with Article 14 below. The decision whether to exercise the option granted the Company to purchase an Deceased Offered Interest pursuant to this Section 13.8, and any and all other elections, decisions or actions otherwise permitted to be made or taken by the Company in connection with the purchase of an Deceased Offered Interest pursuant to this Section 13.8(a), shall be made or taken, on behalf of the Company, by, or by agreement of, all Members, other than the deceased or Incapacitated Member.

(b) Other Members' Option to Purchase. If the Company fails or is unable to exercise its option to purchase all, but not less than all, of a Deceased Offered Interest pursuant to Section 13.8(a) above, then the other Member (or other Members, if more than one, or such portion of them as may elect to participate in the purchase of the Deceased Offered Interest) shall have the option to purchase all or their Proportionate Share (or other mutually agreeable portion) of all, but not less than all, of the Offered Interest for the price and in accordance with the terms set forth below in this Article XI. If any other Member (or Members) desire to exercise her (or their) option to purchase all or their Proportionate Share of the Deceased Offered Interest, such Member(s) shall notify the Deceased Offering Party and, if applicable, the other Members, in writing, within forty-five (45) days after the expiration of the forty-five (45) day period during which the Company had the option to purchase the Deceased Offered Interest pursuant to Section 13.8(a) above, that such Member is exercising such Member's option to purchase all or such Member's Proportionate Share (or other mutually agreeable portion) of the Deceased Offered Interest hereunder. The closing on the purchase of a Deceased Offered Interest by one or more other Members pursuant to this Section 13.8(b) shall occur at a reasonable time and place selected by the other Member(s) who elect to purchase a majority of the Deceased Offered Interest, which in no event shall be later than the date which is thirty (30) days after the expiration of the forty-five (45) day period during which the other Member(s) had the option to purchase all or their Proportionate Share of the Offered Interest pursuant to this Section 13.8(b) or, if later, thirty (30) days from the date the purchase price for the Deceased Offered Interest is determined in accordance with Article 14 below.

(c) Failure to Exercise Option. If the Company and the other Member(s) fail to exercise their respective options to purchase all, but not less than all, of the Deceased Offered Interest pursuant to the foregoing provisions of this Section 13.8, then the Deceased Offering Party shall be permitted to retain the Deceased Offered Interest; provided, however, that the Deceased Offering Party, if not already a party to this Agreement, must agree, in writing, to be bound by all of the terms and conditions of this Agreement, including any amendments made to this Agreement on or prior to the date that the Deceased Offering Party received the Deceased Offered Interest, and to assume and agree to discharge any obligation, debt or liability, in accordance with the terms of such obligation, debt or liability, of the deceased or Incapacitated Member to the Company, which assumption shall not constitute a novation or release of the estate of the deceased or Incapacitated Member. Regardless of the foregoing, the Deceased Offering Party, if not already admitted as a "member" of the Company, shall be treated as an "assignee" of the Deceased Offered Interest retained by it, and shall not be admitted as a substitute or additional "member" of the Company for any purpose under the Act or this Agreement unless all Members consent to the admission of the Deceased Offering Party as a substitute or additional "member", which consent may be given or withheld in each Member's sole and absolute discretion.

Section 13.9 Drag Along Rights. If the Majority Members (the "**Dragging Members**") propose that their Membership Interests be sold to a purchaser pursuant to a Bona Fide Offer (the "**Drag-Along Sale**"), the Dragging Members may, at their option, require that each other Member (the "**Drag-along Member**") participate in such Drag-Along Sale, upon substantially the same terms and conditions as the Dragging Members. When the Dragging Members receive, and desire to accept, such Bona Fide Offer, then the Dragging Members shall send written notice to the Drag-along Members of such Bona Fide Offer and pending Drag-Along Sale, and such notice shall include the Dragging Members' intent to accept such Bona Fide Offer, the proposed purchase price, and any other material terms of the proposed sale (the "**Drag Along Notice**").

Section 13.10 Conditions to Permitted Transfers. A Member shall be entitled to make a permitted Transfer hereunder of all or any portion of his, her or its Membership Interest only upon satisfaction of each of the following conditions:

(a) such Transfer does not cause a termination of the Company for federal income tax purposes under Code § 708 and the Treasury Regulations promulgated thereunder;

(b) such Transfer does not require the registration or qualification of such Membership Interest pursuant to any applicable federal or state securities laws;

(c) such Transfer does not result in a violation of applicable laws; and

(d) the Manager receives fully executed written instruments that are in form satisfactory to the Manager, including, without limitation, copies of any instruments of Transfer, such assignee's consent to be bound by the terms of this Agreement, as it may have thereafter been amended, and, if requested by the Manager, an opinion of counsel to such assignee, in form and substance reasonably acceptable to the Manager, to the effect that the conditions set forth in Subsections 13.9(a) through 13.9(c) have been satisfied.

Section 13.11 Right of Offset. Notwithstanding anything contained in this Agreement to the contrary, if either the Company or any Member is the purchaser of any Member's (the "**Selling Member**") Membership Interest under this Article 13, such purchaser shall have the right to offset the amount of any indebtedness owed by the Selling Member to the Company or to any other Member, together with accrued and unpaid interest thereon, against any amounts payable by the purchaser to such Selling Member regardless of whether such indebtedness is evidenced by a promissory note or whether such indebtedness has matured. If the purchaser is not the Company, any amounts offset against the purchaser's payment obligations to the Selling Member shall, to the extent attributable to debt owed by the Selling Member to the Company, be promptly remitted by the purchaser to the Company and applied by the Company against any such indebtedness of the Selling Member. If the purchaser is not the lending Member, any amounts offset against the purchaser's payment obligations to the Selling Member, to the extent attributable to debt owed by the Selling Member to the lending Member or lending Members, shall be promptly remitted by the purchaser to the lending Member or lending Members and applied by such lending Member or lending Members against any such indebtedness of the Selling Member. The Selling Member shall not be responsible for the performance by the purchaser, the Company or the lending Members of the requirements of the preceding sentences and any amounts withheld or offset by the purchaser for indebtedness owed by the Selling Member to the Company or the lending Members shall be automatically deemed to have been applied against the indebtedness of the Selling Member to such party.

Section 13.12 Call Option. The Company shall have the option at any time after the second anniversary of the effective date of this Agreement to purchase all of the Interest of any person admitted as a member into the Company at a future date, or any future investor of the Company (the "**Call Option Interest**") exercisable upon a vote of Members who own not less than sixty-six and two thirds percent (66-2/3%) of the Membership Interests (the "**Controlling**

Members"). In the event that the Majority Members desire to have the Company exercise the Company's option to purchase a Call Option Interest hereunder, then the Majority Members shall send written notice to the Company and to the Member holding the Call Option Interest (the "**Optionee**") that they have elected to cause the Company to purchase all, but not less than all, of the Optionee's Call Option Interest for the price determined in accordance with the terms set forth in Article 14 below. The closing of the purchase and sale of any Call Option Interest pursuant to this Section 13.12 shall occur at a reasonable time and at a place selected by the Manager, which in no event shall be later than the date which is sixty (60) days following the determination of the purchase price pursuant to Article 14 below.

Section 13.13 Company's Exercise of Options. Except as otherwise specified in this Article 13, any decision to be made by the Company regarding the Company's options to purchase any Membership Interest hereunder, the purchase price for such Membership Interest, the terms of purchase, closing date or any other decision hereunder, shall be made by the Manager in their sole discretion.

Section 13.14 Effect of Change of Members. The permitted assignment of a Member's Membership Interest in the Company, or any other event which terminates the continued membership of a Member in the Company, shall not result in dissolution of the Company.

Section 13.15 Specific Performance. The Members hereby acknowledge and agree that the Membership Interests in the Company cannot be readily purchased or sold on the open market and for that reason, among others, the Members will be irreparably damaged in the event the provisions of this Agreement relating to the Transfer of Membership Interests and Transferable Interests in the Company are not specifically enforced. In the event of any controversy concerning the right or obligation to Transfer any Membership Interests or Transferable Interests in the Company, then, notwithstanding anything in this Article 13 to the contrary, such right or obligation shall be enforced in a court of equity by decree of specific performance. Such remedy shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy of the Members and the Company. If any Person shall institute any action or proceeding to enforce the provisions of this Agreement relating to the Transfer of Membership Interests and/or Transferable Interests in the Company, the Person against whom such action or proceeding is brought hereby waives the claim or defense that the Person instituting such action has an adequate remedy at law, and shall not urge in any such action or proceeding that a claim or remedy at law exists.

Section 13.16 Liability for Transfer Expenses. Except as otherwise specifically provided in this Article13, all costs and expenses incurred by the Company in connection with any Transfer of a Membership Interest in the Company or in connection with any purchaser becoming an assignee of any Membership Interest or being admitted as a member in the Company, including any filing, recording and publishing costs and the fees and disbursements of counsel, and any legal fees incurred in connection with preparing an appropriate joinder or amendment to this Agreement, shall be paid by, and shall be the sole responsibility of, the Member disposing of such Membership Interest (or the successor-in-interest of such Member).

ARTICLE 14 - DETERMINATION OF PURCHASE PRICE; TERMS OF PAYMENT

Section 14.1 Determination of Purchase Price. The purchase price (the "**Purchase Price**") for any Membership Interest that is required to be determined under this Article 14 shall be computed in accordance with the steps set forth in this Section 14.1. The Purchase Price shall be equal to either (1) an amount mutually agreed upon by the selling and purchasing parties, if such amount is agreed upon not later than thirty days after the Valuation Date, or (2) an amount equal to the Percentage Interest of the Membership Interest to be sold and purchased, multiplied by (y) the net, non-discounted fair market value of the Company's assets, which shall be determined by an appraisal conducted by an independent, qualified, reputable licensed appraiser selected by the seller and the purchaser, or if the parties cannot agree on an appraiser, then each shall appoint an appraiser, and the fair market value shall be the average of the fair market value of the Company's assets as determined by both appraisers. The parties shall split the costs of the appraisals.

Section 14.2 Terms of Purchase. Except as otherwise provided in Section 13.6 above with respect to the sale and purchase of a Defaulted Membership Interest, the terms for payment of the Purchase Price of a Membership Interest that are to be determined under Article 13 shall be determined under Subsections 14.2(a) through (c) below.

(a) Cash Down Payment. The purchaser of any Membership Interest to be purchased and sold shall make a cash payment at closing equal to twenty percent (20%) of the total Purchase Price (or, to the extent that the purchaser is a Member purchasing its Proportionate Share, then such Member's Proportionate Share of the cash down payment provided in this Subsection 14.2(a)).

(b) Deferred Payments. The balance of the Purchase Price shall be payable in five (5) equal annual installments of principal and interest (but with the final installment adjusted to the extent necessary to include the unpaid principal balance plus all interest accrued and unpaid on such final payment date), with interest computed at a rate of five percent (5%). The first such installment shall be payable on the first anniversary of the date of the closing of such purchase and sale of the Membership Interest, and each of the four (4) remaining annual payments shall be made on the same day of each of the next four (4) consecutive years thereafter (the "**Payment Dates**").

(c) Promissory Note. The obligation for the deferred portion of the Purchase Price shall be represented by an unsecured promissory note (or promissory notes if more than one Member is a purchaser) containing the terms described above and such other terms and conditions as are standard for similar transactions in the Central Florida area, including, but not limited to, the right of prepayment without premium or penalty at any time and a 30-day period for each payment before a default may be declared. Such promissory note shall also specifically refer to the rights of offset provided in Section 13.11 above.

ARTICLE 15 - SECURITIES REPRESENTATIONS AND WARRANTIES

Section 15.1 INVESTMENT REPRESENTATIONS. EACH MEMBER ACKNOWLEDGES AND AGREES THAT ITS MEMBERSHIP INTEREST HAS BEEN ACQUIRED FOR SUCH MEMBER'S OWN ACCOUNT AS PART OF A PRIVATE OFFERING, EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") AND ALL APPLICABLE STATE SECURITIES OR BLUE SKY LAWS, FOR INVESTMENT ONLY AND NOT WITH A VIEW TO THE DISTRIBUTION OR OTHER SALE THEREOF AND THAT AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS MAY NOT BE AVAILABLE IF THE MEMBERSHIP INTEREST WAS ACQUIRED BY SUCH MEMBER WITH A VIEW TO RESALE OR DISTRIBUTION THEREOF UNDER ANY CONDITIONS OR CIRCUMSTANCES AS WOULD CONSTITUTE A DISTRIBUTION OF SUCH MEMBERSHIP INTEREST WITHIN THE MEANING AND PURVIEW OF THE SECURITIES ACT OR THE APPLICABLE STATE SECURITIES LAWS. ACCORDINGLY, EACH MEMBER REPRESENTS AND WARRANTS TO THE OTHER MEMBERS, THE MANAGER, THE COMPANY AND ALL OTHER INTERESTED PARTIES THAT:

(a) SUCH MEMBER HAS SUFFICIENT FINANCIAL RESOURCES TO CONTINUE SUCH MEMBER'S INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD;

(b) SUCH MEMBER HAS ADEQUATE MEANS OF PROVIDING FOR ITS CURRENT NEEDS AND CONTINGENCIES AND CAN AFFORD A COMPLETE LOSS OF ITS INVESTMENT IN THE COMPANY;

(c) IT IS SUCH MEMBER'S INTENTION TO ACQUIRE AND HOLD ITS MEMBERSHIP INTEREST SOLELY FOR ITS PRIVATE INVESTMENT AND FOR ITS OWN ACCOUNT AND WITH NO VIEW OR INTENTION TO DISTRIBUTE, RESELL, ASSIGN, PLEDGE, MORTGAGE, HYPOTHECATE, OR OTHERWISE TRANSFER OR DISPOSE OF SUCH MEMBERSHIP INTEREST (OR ANY PORTION THEREOF);

(d) OTHER THAN AS PROVIDED HEREIN, SUCH MEMBER HAS NO CONTRACT, UNDERTAKING, AGREEMENT, OR ARRANGEMENT WITH ANY PERSON TO SELL OR OTHERWISE TRANSFER TO ANY PERSON, OR TO HAVE ANY PERSON SELL ON BEHALF OF SUCH MEMBER, ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF), AND SUCH MEMBER IS NOT ENGAGED IN AND DOES NOT PLAN TO ENGAGE WITHIN THE FORESEEABLE FUTURE IN ANY DISCUSSION WITH ANY PERSON RELATIVE TO THE SALE OR ANY TRANSFER OF ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF);

(e) OTHER THAN AS PROVIDED HEREIN, SUCH MEMBER IS NOT AWARE OF ANY OCCURRENCE, EVENT, OR CIRCUMSTANCE UPON THE HAPPENING OF WHICH SUCH MEMBER INTENDS TO ATTEMPT TO SELL, TRANSFER, OR

OTHERWISE DISPOSE OF ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF), AND SUCH MEMBER DOES NOT HAVE ANY PRESENT INTENTION OF SELLING, TRANSFERRING, OR OTHERWISE DISPOSING OF ITS MEMBERSHIP INTEREST (OR ANY PORTION THEREOF) AFTER THE LAPSE OF ANY PARTICULAR PERIOD OF TIME;

(f) SUCH MEMBER, BY MAKING OTHER INVESTMENTS OF A SIMILAR NATURE AND/OR BY REASON OF ITS BUSINESS AND FINANCIAL EXPERIENCE OR THE BUSINESS AND FINANCIAL EXPERIENCE OF THOSE PERSONS IT HAS RETAINED TO ADVISE SUCH MEMBER WITH RESPECT TO ITS INVESTMENT IN THE COMPANY, IS A SOPHISTICATED INVESTOR WHO HAS THE CAPACITY TO PROTECT ITS OWN INTEREST IN INVESTMENTS OF THIS NATURE AND IS CAPABLE OF EVALUATING THE MERITS AND RISKS OF THIS INVESTMENT;

(g) SUCH MEMBER HAS HAD ALL DOCUMENTS, RECORDS, BOOKS AND DUE DILIGENCE MATERIALS PERTAINING TO THIS INVESTMENT MADE AVAILABLE TO SUCH MEMBER AND SUCH MEMBER'S ACCOUNTANTS AND ADVISORS; SUCH MEMBER HAS ALSO HAD AN OPPORTUNITY TO ASK QUESTIONS OF, AND RECEIVE ANSWERS FROM, THE COMPANY CONCERNING THIS INVESTMENT; AND SUCH MEMBER HAS ALL OF THE INFORMATION DEEMED BY SUCH MEMBER TO BE NECESSARY OR APPROPRIATE TO EVALUATE THE INVESTMENT AND THE RISKS AND MERITS THEREOF;

(h) SUCH MEMBER HAS A CLOSE BUSINESS ASSOCIATION WITH THE COMPANY AND ITS AFFILIATES, THEREBY MAKING THE MEMBER A WELL-INFORMED INVESTOR FOR PURPOSES OF THIS INVESTMENT;

(i) SUCH MEMBER IS AWARE OF THE FOLLOWING:

(1) NO FEDERAL OR STATE AGENCY HAS MADE ANY FINDING OR DETERMINATION AS TO THE FAIRNESS OF THE INVESTMENT, OR ANY RECOMMENDATION OR ENDORSEMENT, OF SUCH INVESTMENT;

(2) THERE ARE SUBSTANTIAL RESTRICTIONS ON THE TRANSFERABILITY OF THE MEMBERSHIP INTEREST OF SUCH MEMBER, THERE WILL BE NO PUBLIC MARKET FOR THE MEMBERSHIP INTEREST AND, ACCORDINGLY, IT MAY NOT BE POSSIBLE FOR SUCH MEMBER READILY TO LIQUIDATE ITS INVESTMENT IN THE COMPANY IN CASE OF EMERGENCY; AND

(3) ANY FEDERAL OR STATE INCOME TAX BENEFITS WHICH MAY BE AVAILABLE TO SUCH MEMBER MAY BE LOST THROUGH CHANGES TO EXISTING LAWS AND REGULATIONS OR IN THE INTERPRETATION OF EXISTING LAWS AND REGULATIONS; SUCH MEMBER IN MAKING THIS INVESTMENT IS RELYING, IF AT ALL, SOLELY UPON THE ADVICE OF ITS

OWN TAX ADVISORS WITH RESPECT TO THE TAX ASPECTS OF AN INVESTMENTS IN THE COMPANY; AND

(4) SUCH MEMBER FURTHER COVENANTS AND AGREES THAT (I) ITS MEMBERSHIP INTEREST WILL NOT BE RESOLD UNLESS THE PROVISIONS SET FORTH IN ARTICLE 13 ARE COMPLIED WITH, AND (II) SUCH MEMBER SHALL HAVE NO RIGHT TO REQUIRE REGISTRATION OF ITS MEMBERSHIP INTEREST UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS, AND, IN VIEW OF THE NATURE OF THE COMPANY AND ITS BUSINESS, SUCH REGISTRATION IS NEITHER CONTEMPLATED NOR LIKELY.

ARTICLE 16 - DISSOLUTION OF THE COMPANY

Section 16.1 Events of Dissolution. The Company shall be dissolved, and the Company's assets shall be liquidated, pursuant to Section 16.3 below, upon the first to occur of:

(a) the sale or other Transfer of all of the Company's assets (except that if the Company received one (1) or more purchase money notes from any such sale, the Company shall continue until the note is paid in full or is otherwise disposed of by the Company), unless the Manager determine to reinvest the proceeds of such sale in property or other forms of investments;

(b) a written notice of dissolution signed by all the Members; or

(c) the occurrence of any other event which, under the Act, but subject to the express terms of this Agreement, causes the dissolution of the Company.

Section 16.2 Company's Continued Existence. The Company shall continue to exist following the occurrence of any of the events detailed in Section 16.1 above solely for the purpose of winding up the Company's affairs. Following the dissolution of the Company, the Manager (or, if none, the Majority Members) shall cause Articles of Dissolution of the Company, in form and content required by the Act, to be prepared and delivered to the Florida Department of State for filing.

Section 16.3 Distributions Upon Dissolution of the Company. Upon the dissolution of the Company as contemplated under Section 16.1 above, the Manager shall immediately commence to wind up the Company's affairs and, except as otherwise provided below, shall Distribute all the assets of the Company in liquidation as soon as practicable.

(a) The Company shall be permitted to engage in all activities which may be appropriate to wind up and liquidate the business and affairs of the Company, including those actions or matters described in § 605.0709 of the Act. Further, in order to dispose of claims against the Company, the Members shall be authorized to cause the Company to adopt and implement the procedures described in § 605.0711 of the Act.

(b) The assets of the Company to be Distributed in liquidation shall be Distributed in the following order of priority: (i) payment to creditors of the Company, including any Members who have loaned money to the Company, in the order of priority provided by law; and (ii) payment to the Members in proportion to and in accordance with their positive Capital Account balances, as determined after taking into account all proper Capital Account adjustments for the Company's Taxable Year during which the dissolution of the Company occurs or, if later, through the date of the final Distribution to the Members as required by this Section 16.3, other than those adjustments made for liquidating Distributions pursuant to this Section 16.3.

(c) Notwithstanding the above, if approved by the Manager, the Company shall retain, out of amounts otherwise distributable to the Members, a reasonable reserve to provide for Company liabilities (contingent or otherwise).

ARTICLE 17 - ALTERNATIVE DISPUTE RESOLUTION

Section 17.1 Agreement to Use Procedure. The Members have entered into this Agreement in good faith and in the belief that it is mutually advantageous to the Members. It is with that same spirit of cooperation that the Members pledge to attempt to resolve any dispute amicably without the necessity of litigation. Accordingly, the Members agree that if any dispute arises between or among the Members relating to this Agreement (the "**Dispute**"), they will utilize the procedures specified in this Article 17 (the "**Procedures**") to resolve such Dispute. Notwithstanding the foregoing, the Company or any Member shall have the right (but shall not be required) to enforce the provisions of Article 13 hereof (which article relates to Transfers of interest in the Company, the right of Members to withdraw, etc.) without regard to the Procedures set forth in this Article 17.

Section 17.2 Initiation and Procedures. The Member or the Company (as the case may be) which seeks to initiate the Procedure (the "**Initiating Party**") shall give written notice to the other Members and (unless the Company is the Initiating Party) the Company, describing in general terms the nature of the Dispute, the Initiating Party's claim for relief and identifying one (1) or more individuals with authority to settle the Dispute on such Initiating Party's behalf. The Member(s) and (if applicable) the Company receiving such notice (the "**Responding Party**", whether one (1) or more) shall have five (5) Business Days within which to designate by written notice to the Initiating Party one (1) or more individuals with the authority to settle the Dispute on such Responding Party's behalf. Individuals designated to represent the Initiating Party and the Responding Party shall be known as the "**Authorized Individuals**". The Initiating Party and the Responding Party shall collectively be referred to as the "**Disputing Parties**" or individually as a "**Disputing Party**".

Section 17.3 Direct Negotiations. The Authorized Individuals shall be entitled to make such investigation of the Dispute, as they deem appropriate, but agree to promptly, and in no event later than thirty (30) days from the date of the Initiating Party's written notice, meet to discuss resolution of the Dispute. The Authorized Individuals shall meet at such times and places and with such frequency as they may agree upon. If the Dispute has not been resolved within thirty (30) days from the date of their initial meeting, the Disputing Parties shall cease direct negotiations and shall submit the Dispute to mediation in accordance with the Procedures set forth below in this Article 17.

Section 17.4 Selection of Mediator. The Authorized Individuals shall have five (5) Business Days from the date they cease direct negotiations to submit to each other a written list of acceptable qualified attorney-mediators not affiliated with any of the Disputing Parties. Within five (5) days from the date of receipt of such list, the Authorized Individuals shall rank the mediators in numerical order of preference and exchange such rankings. If one (1) or more names are on two (2) or more of such lists, the highest ranking person shall be designated as the mediator. If no mediator has been selected under this Procedure, the Disputing Parties agree to jointly request either a state or federal judge of their choosing (or if they cannot agree, the Chief Judge of the Circuit Court for Seminole County, Florida) to supply within ten (10) Business Days a list of potential qualified attorney-mediators. Within five (5) Business Days of receipt of the list, the Authorized Individuals shall again rank the proposed mediators in numerical order of preference, shall simultaneously exchange such lists, and shall select as the mediator the individual receiving the highest combined ranking. If such mediator is not available to serve, the Authorized Individuals shall proceed to contact the mediator who has the next highest ranking until they are able to select a mediator.

Section 17.5 Time and Place of Mediation. In consultation with the mediator selected, the Authorized Individuals shall promptly designate a mutually convenient time and place for the mediation, and unless circumstances require otherwise, such time shall not be later than forty-five (45) days after selection of the mediator.

Section 17.6 Exchange of Information. In the event any Disputing Party to this Agreement has substantial need for information in the possession of another Disputing Party to this Agreement in order to prepare for the mediation, all Disputing Parties shall attempt in good faith to agree to procedures for the expeditious exchange of such information with the help of the mediator, if required.

Section 17.7 Summary of Views. At least seven (7) days prior to the first scheduled session of the mediation, each Disputing Party shall deliver to the mediator and to the other Disputing Parties a concise written summary of its views on the matter in Dispute and such other matters required by the mediator. The mediator may also request that a confidential issue paper be submitted to him or her by each Disputing Party.

Section 17.8 Parties to be Represented. In the mediation, each Disputing Party shall be represented by an Authorized Individual and may be represented by counsel. In addition, each Disputing Party may, with permission of the mediator, bring such additional individuals as needed to respond to questions, contribute information and participate in the negotiations.

Section 17.9 Conduct of Mediation. The mediator shall determine the format for the meetings designed to assure that both the mediator and the Authorized Individuals have an opportunity to hear an oral presentation of each Disputing Party's views on the matter in dispute, and the Authorized Individuals shall then attempt to negotiate a resolution of the matter in dispute, with or without the assistance of counsel or others, but with the assistance of the mediator. To this end, the mediator is authorized to conduct both joint meetings and separate private caucuses with the Disputing Parties. The mediation session shall be private. The mediator shall keep confidential all information learned in private caucus with any Disputing Party unless specifically authorized by such Disputing Party to make disclosure of the information to the other Disputing Party(ies). The Disputing Parties commit to participate in the proceedings in good faith with the intention of resolving the Dispute if possible.

Section 17.10 Termination of Procedure. The Disputing Parties agree to participate in the mediation procedure to its conclusion. The mediation shall be terminated: (i) by the execution of a settlement agreement by the Disputing Parties; (ii) by declaration of the mediator that the mediation is terminated; or (iii) by a written declaration of a Disputing Party to the effect that the mediation process is terminated at the conclusion of one (1) full day's mediation session. Even if the mediation is terminated without a resolution of the Dispute, the Disputing Parties agree not to terminate negotiations and not to commence any additional proceedings prior to the expiration of five (5) days following the mediation. Notwithstanding the foregoing, any Disputing Party may commence additional proceedings within such five (5) day period if the Dispute could be barred by an applicable statute of limitations.

Section 17.11 Waiver of Jury Trial. Each of the members, to the maximum extent permitted by law, waives trial by jury in any action, proceeding or counterclaim brought by either of the parties to this Agreement against the other on any matters whatsoever arising out of or in any way connected with this Agreement. The foregoing wavier is made knowingly and voluntarily, and upon the advice of competent counsel.

Section 17.13 Fees of Mediation, Disqualification. The fees and expenses of the mediator shall be shared equally by the Disputing Parties. The mediator shall be disqualified as a witness, consultant, expert or counsel for any Disputing Party with respect to the Dispute of any related matters.

Section 17.14 Confidentiality. Mediation is a compromise negotiation for purposes of federal and state rules of evidence and constitutes privileged communication under Florida law. The entire mediation process is confidential and no stenographic, visual or audio records shall be made. All conduct, statements, promises, offers, views and opinions, whether oral or written, made in the course of the mediation by any Disputing Party, its agents, employees, representatives or other invitees and by the mediator are confidential and shall, in addition and when appropriate, be deemed privileged. Such conduct, statements, promises, offers, views and opinions shall not be discoverable or admissible for any purpose, including impeachment, in any litigation or other proceeding involving the parties and shall not be disclosed to anyone not an agent, employee, expert, witness or representative of any of the Disputing Parties; provided, however, that evidence otherwise discoverable or admissible is not excluded from discovery or admission as a result of its use in the mediation.

ARTICLE 18 - [INTENTIONALLY OMITTED]

ARTICLE 19 - MISCELLANEOUS

Section 19.1 Benefit. This Agreement shall be binding upon, and inure to the benefit of the Members and their assignees who become such in accordance with the terms of this Agreement.

Section 19.2 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not, to the extent possible, affect the other provisions hereof, and this Agreement shall, to the extent possible, be construed and enforced in all respects as if such invalid or unenforceable provision had not been contained herein.

Section 19.3 Notices. All notices or other communications given or made under this Agreement or pursuant to the Act shall be in writing. Notices or other communications to the Members or the Company shall be deemed to have been given when delivered personally, when sent to the Members or the Company by registered or certified mail, return receipt requested, postage prepaid when sent by overnight delivery by a nationally recognized overnight courier, or when sent by electronic mail addressed as follows:

(a) to the Members, at the address or e-mail address as set forth in **Exhibit A** attached hereto, or at such other address or e-mail address as each such Member may specify in writing given in a notice to the Company and all of the other Members in compliance with this Section 19.3; or

(b) to the Company, at the principal office of the Company specified in Section 2.2 above.

All notices or other communications given in accordance herewith shall be deemed received on the date of delivery, if hand delivered or sent by electronic mail; three (3) Business Days after the date of mailing, if mailed by United States registered or certified mail, return receipt requested, postage prepaid; and one (1) Business Day after the date of sending the notice by overnight delivery by a nationally recognized courier.

Section 19.4 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Florida. Except as otherwise provided in Article 17 above, in the event of any legal or equitable action arising under this Agreement, the venue for such action shall lie exclusively within either the state courts of Florida located in Seminole County, Florida, or the United States District Court for the Middle District of Florida, Orlando Division, as the case may be, and the parties hereto do hereby specifically waive any other jurisdiction and venue.

Section 19.5 Assignees. In the event that any transferee or other successor-in-interest to a Member is not otherwise admitted as an additional Member in accordance with the provisions of this Agreement or the Articles of Organization, such transferee or other successor-in-interest shall be treated as holding a Transferable Interest, and shall only have the right to be allocated its allocable share of Profits and Losses, and receive the Distributions which the Transferring Member (or Transferring assignee, or other predecessor-in-interest) would otherwise be entitled, with respect to the Membership Interest that was Transferred to such Person pursuant to this Agreement (but for such Transfer), to the extent attributable to the interest Transferred to such assignee. In applying the provisions of this Agreement, including Article 11, Article 12, Article 13 and Section 16.3, each successor to an interest in the Company, whether admitted as an additional Member or not, shall be deemed to have made the Capital Contributions made by such successor's predecessors-in-interest (to the extent of the interest assigned) and to have received the aggregate allocations and Distributions previously made to each such predecessor-in-interest (to the extent of interest assigned). An assignee or other successor who is not admitted as an additional Member shall neither have the right to vote on any matter subject to the approval or direction of the Members, nor have any rights to interfere in the management or administration of the Company's business or affairs, acquire any information or account of Company transactions, or inspect the Company's books during the continuance of the Company.

Section 19.6 Third-Party Beneficiaries. Any agreement contained herein to make any contribution or to otherwise pay any amount, and any assumption of liability herein contained, express or implied, shall not inure to the benefit of any creditors of the Company or to any other party whomsoever, it being the intention of the undersigned parties that no one shall be deemed to be a third-party beneficiary of this Agreement or any portion hereof.

Section 19.7 Reference and Titles; Time Periods. All references in this Agreement to articles, sections or other subdivisions refer to corresponding articles, sections or subdivisions of this Agreement unless expressly provided otherwise. The words "this Agreement," "herein," "hereof," "hereby," "hereunder" and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. Words in the singular form shall be construed to include the plural and vice versa, and words of one gender shall be construed to include all genders, unless the context otherwise requires. The titles and captions contained herein are for convenience only, and shall not be considered interpretive of the provisions hereof. In the event that the day upon which any event is to take place falls on a Saturday, Sunday or other business holiday in the State of Florida, then such event shall take place on the next succeeding Business Day.

Section 19.8 Attorneys' Fees. Except as otherwise set forth in Article 17 above, if any party to this Agreement institutes any action or proceeding to enforce the rights and duties of the parties hereto arising from or in any way relating to the subject matter of this Agreement, the prevailing party or parties in such action or proceeding shall be entitled to recover from the non-prevailing party or parties all costs and expenses incurred by the prevailing party or parties in such action, including, but not limited to, reasonable attorneys' fees, paralegal fees, law clerk fees and other legal costs and expenses, whether incurred at or before the trial level or in any appellate, bankruptcy or other legal proceeding.

Section 19.9 Counterparts. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts shall be construed together and shall constitute one Agreement. A facsimile, telecopy or other electronic reproduction of this Agreement may be executed by the parties (in counterparts or otherwise). Signatures received through facsimile or other electronic transmission shall bind the party whose signature is so received as if such signature were original. At the request of any party, the parties hereto agree to execute an original of this Agreement in addition to any executed facsimile, telecopy or other electronic reproduction.

Section 19.10 Waiver of Partition. Each Member irrevocably waives any and all rights that such Member may have to maintain action for partition of any of the Company's real property (if any).

Section 19.11 Entire Agreement. This Agreement and any schedules, appendices and exhibits attached hereto (including any documents referred to herein) and incorporated herein constitute the entire agreement among the parties and supersede any prior understandings, agreements, drafts or representations by or among the parties, written or oral, that may have related in any way to the subject matter hereof.

Section 19.12 Amendments. The Members may amend this Agreement by the approval vote of Members totaling a majority of Membership Interests. However, section 3.4 determining the percentage of profits to give away pro bono, to those who cannot afford cancer treatment from the company (The Mission) shall still require unanimous agreement of the Members, to increase the Contribution Percentage above the present 10%.

Section 19.13 Waiver of Appraisal Rights. No Member of the Company shall be entitled to appraisal rights or to any right to obtain payment of the fair value of that Member's Membership Interest as otherwise set forth in § 605.1006 of the Act, and each Member irrevocably waives any and all such rights.

Section 20.1 Start Engine Offering – Authorization of Membership Interest. The managing member through the authority granted him by the LifeBridge 10000 Operating Agreement, hereby forms 1,070,000 membership interests. Each Membership Interest (the "Shares") of the Company, shall be priced at $1.00 per Share. The minimum subscription by an investor is one hundred Membership Interests, which is a $100 investment. The Company reserves the right, in its sole discretion to sell fractionalized shares, and may also accept investments of less than one share.

Section 20.2 Start Engine Offering – Creation of Non-Voting Membership Interest Class. The managing member through the authority granted him by the LifeBridge 10000 Operating Agreement, hereby creates a Non-Voting Membership Interest Class to be offered through the companies Start Engine Offering. The Non-Voting Membership Class will be formed through the issuing of additional membership interests (section 20.1). The Non-Voting Membership Interests will enjoy all the same rights of ownership as regular Membership Interests, except shall not have the right to vote in the election of a managing member or have any other voting right. The voting rights of said Interests will remain with the Managing Member. The Non-

Voting Membership Interest as outlined in the Operating Agreement of the company shall have equal rights to profit, and tax benefits of any losses, as regular Voting Membership Interest.

Section 20.3 Start Engine Offering – Determination of Non-Voting Membership Interest Issuance. The issuance of Non-Voting Membership Interest will occur when an individual investor purchases Membership Interest through the companies Start Engine offering.

Section 20.4 As of the date of this amended and restated operating agreement membership interests may be issued without hard copy written certificates. Electronic verification of membership interest is allowed through arrangement with the title 3 funding portal StartEngine.com

The remainder of this page intentionally left blank.
Signature page follows.

IN WITNESS WHEREOF, this Agreement has been entered into as of the day and year first above written.

"MANAGING MEMBER"

Peter Travers

Date: 09/13/2017

EXHIBIT A

NAMES OF THE MEMBERS

Member Name and Address	Number of Membership Interests Owned	Membership Interest (as %)	Value of Interest Capital Contribution	Membership Interest (as %) After Offering 1,070,000 additional Membership Interests (the Shares)
Comprehensive Innovations, LLC (a company wholly owned and operated by Peter F Travers)	8,879,873	73.17%	$140,000.00	67.25%
Peter F Travers*	0	0.00%	$0.00	0.00%
Tim VanderMey	1,565,216	12.90%	$0.00	11.85%
Ken Watkins	787,413	6.49%	$5,000.00	5.96%
David Travers	790,608	6.51%	$38,000.00	5.99%
JT and LeDonna Almon	77,125	0.64%	$77,125.00	0.58%
Dennis Hansen	35,000	0.29%	35,000.00	0.27%
Totals	12,135,235	100.00%	$295,125.00	
* Sole Manager				

APPENDIX A

SPECIAL TAX

AND ACCOUNTING PROVISIONS

Section A.1. Special Allocations. The allocation of Profits and Losses for each Taxable Year of the Company shall be subject to the following special allocations set forth below:

A. No Allocations Permitted Which Would Create an Adjusted Capital Account Deficit. No allocation shall be made to any Member to the extent that any such allocation would create or enlarge an Adjusted Capital Account Deficit in any such Member's Capital Account as determined as of the end of any Taxable Year. Any items which would be allocated to a Member, but for the preceding sentence, shall be allocated to such other Member or Members to whom such allocation would not create or enlarge an Adjusted Capital Account Deficit (proportionately, if more than one, based on each such Member's relative Membership Interest).

B. Certain Unexpected Adjustments, Allocations or Distributions. If, with respect to any Taxable Year, any Member unexpectedly receives any adjustments, allocations or distributions described in Treas. Reg. §§ 1.704-1(b)(2)(ii)(d)(4), (5) or (6), then items of Company income and gain (comprising the Profits or Losses of the Company) for such year (and, if necessary, for subsequent years) shall be specially allocated to each such Member in an amount sufficient to eliminate, to the extent required by the Regulations, each such Member's Adjusted Capital Account Deficit, if any, resulting from such unexpected item, as quickly as possible; provided that the allocations otherwise to be made pursuant to this Section A.1.B. shall be made only if and to the extent that any Member unexpectedly receiving any such adjustment, allocation or distribution would have an Adjusted Capital Account Deficit as of the end of such Taxable Year after all other allocations provided for in this Agreement for such year have been tentatively made, as if this Section A.1.B. was not applicable.

C. Code §704(c). In accordance with Code § 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any in-kind property contributed to the capital of the Company, shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Book Value. In the event the Book Value of any Company asset is adjusted pursuant to subparagraph (2) of the definition of Book Value set forth in Article I of this Agreement, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code § 704(c) and the Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section A.1.C. are solely for purposes of federal income taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses or other items or distributions pursuant to any provision of the Agreement.

D. Member Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. § 1.704-2(f), if there is a net decrease in Company Minimum Gain for any Taxable Year, then except as otherwise provided in Treas. Reg. §§ 1.704-2(f)(2), (3), (4) and (5), each Member shall be specially allocated items of income and gain for such year (and, if necessary, for subsequent years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain during such year, determined in accordance with Treas. Reg. § 1.704-2(g)(2). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts required to be allocated to each of them pursuant to such Regulation. The items to be so allocated shall be determined in accordance with Treas. Reg. §§ 1.704-2(f)(6) and 1.704-2(j)(2). Any special allocation of items of Company income and gain pursuant to this Section A.1.D. shall be made before any other allocation of items under this **Appendix A.** This Section A.1.D. is intended to comply with the "minimum gain chargeback" requirement in Treas. Reg. § 1.704-2(f) and shall be interpreted consistently therewith.

E. Member Nonrecourse Debt Minimum Gain Chargeback. Except as otherwise provided in Treas. Reg. § 1.704-2(i)(4), if there is a net decrease during a Taxable Year in the Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt, then each Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to such debt, determined in accordance with Treas. Reg. § 1.704-2(i)(5), shall be specially allocated items of income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Member's share of the net decrease in the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treas. Reg. § 1.704-2(i)(4). Allocations pursuant to the preceding sentence shall be made among the Members in proportion to the respective amounts to be allocated to each of them pursuant to such Regulation. Any special allocation of items of income and gain pursuant to this Section A.1.E. for a Taxable Year shall be made before any other allocation of Company items under this **Appendix A**, except only for special allocations required under Section A.1.B. hereof. The items to be so allocated shall be determined in accordance with Treas. Reg. § 1.704-2(i)(4). This Section A.1.E. is intended to comply with the provisions of Treas. Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith.

F. Nonrecourse Deductions. Nonrecourse Deductions for any Taxable Year or other period shall be specially allocated to the Members in proportion to their Membership Interests except to the extent that the applicable Treasury Regulations require those deductions to be allocated in some other manner. The allocations of Nonrecourse Deductions will be offset by minimum gain chargebacks under Section A.1.D. of this **Appendix A** and not by allocations of Profits under Article 7 of this Agreement. The objective of the preceding sentence is to avoid the result illustrated in Example 1 of Treas. Reg. § 1.704-2(f)(7) and is to be interpreted and applied in a manner that is consistent with that intention.

G. Member Nonrecourse Deductions. Member Nonrecourse Deductions for any Taxable Year or other period shall be specially allocated, in accordance with Treas. Reg. § 1.704-2(i)(1), to the Member or Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such deductions are attributable. The allocations of Member Nonrecourse Deductions are to be offset by Member minimum gain chargebacks under Section A.1.E. of this **Appendix A** and not by allocations of Profits under Article 7 of this Agreement. The objective of the preceding sentence is to avoid the result illustrated in Example 1 of Treas. Reg. § 1.704-2(f)(7) and is to be interpreted and applied in a manner that is consistent with that intention.

Section A.2. Curative Allocations. The allocations set forth in Subsections A, B and D through G of Section A.1. hereof (the "Regulatory Allocations") are intended to comply with certain requirements of Treas. Reg. §§ 1.704-1(b) and 1.704-2. Notwithstanding any other provisions of this **Appendix A** (other than the Regulatory Allocations and the next two following sentences), the Regulatory Allocations shall be taken into account in allocating other Profits, Losses and items of income, gain, loss and deduction among the Members so that, to the extent possible, the net amount of such allocations of other Profits, Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to each such Member if the allocations under the Regulatory Allocations had not occurred. For purposes of applying the preceding sentence, Regulatory Allocations of Nonrecourse Deductions and Member Nonrecourse Deductions shall be offset by subsequent allocations of items of income and gain pursuant to this Section A.2. only if (and to the extent that): (a) the Manager reasonably determine that such Regulatory Allocations are not likely to be offset by subsequent allocations under Section A.1.B. or Section A.1.C. hereof; and (b) there has been a net decrease in Company Minimum Gain (in the case of allocations to offset prior Nonrecourse Deductions) or a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt (in the case of allocations to offset prior Member Nonrecourse Deductions). The Manager shall apply the provisions of this Section A.2., and shall divide the allocations hereunder among the Members, in such manner as will minimize the economic distortions upon the distributions to the Members that might otherwise result from the Regulatory Allocations.

For purposes of applying this Section A.2., Regulatory Allocations which constitute allocations of Nonrecourse Deductions or Member Nonrecourse Deductions shall not be offset by subsequent curative allocations of Profits or items of income or gain comprising the Profits or Losses of the Company pursuant to Section A.2. hereof prior to the first Taxable Year thereafter during which there is a net decrease in Company Minimum Gain (or a net decrease in Company Nonrecourse Minimum Gain attributable to a Member Nonrecourse Debt, as the case may be) and then, shall only be offset by curative allocations pursuant to Section A.2. hereof if the Manager reasonably determine that such Regulatory Allocations are not offset (or reasonably likely to be offset) by allocations (including expected future allocations) of income or gain under Section A.1.D. or E. hereof.

Section A.3. General Allocation Rules. Generally, all Profits and Losses allocated to the Members shall be allocated among them in proportion to their allocable shares of Profits set forth in Article 11, except as otherwise specifically provided under the terms of this Agreement. In the event Members are admitted to the Company on different dates during any Taxable Year, additional interests in the Company are issued during a Taxable Year, or the allocation of Profits or Percentage Interests are reallocated during a Taxable Year, the Profits (or Losses) allocated to the Members for each such Taxable Year shall be allocated among the Members in proportion to the allocations of Profits under Article 11 or Percentage Interests (whichever is applicable) that each Member holds from time to time during such Taxable Year in accordance with Code § 706, using any convention permitted by law and selected by the Manager.

(1) For purposes of determining the Profits, Losses or any other items allocable to any period, the Profits, Losses and any such other items shall be determined on a daily, monthly or other basis, as determined by the Manager using any method permissible under Code § 706 and the Regulations thereunder.

(2) For purposes of determining the Members' proportionate shares of the "excess nonrecourse liabilities" of the Company within the meaning of Treas. Reg. § 1.752-3(a)(3), their respective interests in Member Profits shall be in the same proportions as their Percentage Interests.

Section A.4. Code § 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset under Code §§ 734(b) or 743(b) is required to be taken into account in determining Capital Accounts pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m), the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such section of the Regulations.